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07023127

82- SUBMISSIONS FACING SHEET



Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Addax Petroleum Corp.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 07 2007
THOMSON FINANCIAL

FILE NO. 82- 35055

FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐
AR/S (ANNUAL REPORT) ☑
12G32BR (REINSTATEMENT) ☐
SUPPL (OTHER) ☐
DEF 14A (PROXY) ☐

OICF/BY: dw
DAT : 5/2/07

082-35055

RECEIVED

ARLS
12-31-06

Addax Petroleum Corporation

Consolidated Financial Statements

As at December 31, 2006 and 2005 and for the year then ended

AUDITORS' REPORT

To the Shareholders of
Addax Petroleum Corporation

We have audited the consolidated balance sheets of Addax Petroleum Corporation as at December 31, 2006 and 2005 and the consolidated statements of operations, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended, in accordance with Canadian generally accepted accounting principles.

Calgary, Alberta
March 19, 2007

(signed) "Deloitte & Touche LLP"
Chartered Accountants

ADDAX PETROLEUM CORPORATION
CONSOLIDATED BALANCE SHEETS
(US $000's)

	Year ended December 31	
	2006	**2005**
ASSETS		
Current		
Cash and cash equivalents (note 13)	34,510	6,708
Accounts receivable (note 18)	178,695	131,613
Inventories (note 11)	121,073	62,753
Prepaid expenses	25,878	15,506
	360,156	**216,580**
Partner loan receivable (note 20)	21,000	2,420
Future income taxes (note 10)	15,811	155,884
Deferred financing charges	3,130	4,763
Other non current assets	1,631	-
Property, plant and equipment (note 5)	2,083,491	487,023
Goodwill (note 3)	493,051	-
	2,618,114	**650,090**
	2,978,270	**866,670**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	364,226	160,113
Income taxes and royalties payable (note 10)	510,245	203,626
Deferred revenue	3,329	1,280
	877,800	**365,019**
Asset retirement obligations (note 6)	47,149	25,266
Future income taxes (note 10)	44,209	93,093
Other long-term liabilities (note 15)	11,096	4,909
Long-term debt (note 4)	830,000	80,000
	932,454	**203,268**
Commitments and contingencies (notes 16 and 17)		
Shareholders' equity		
Share capital (note 7)	738,769	20,010
Contributed surplus (note 7)	19,699	-
Retained earnings	409,548	278,373
	1,168,016	**298,383**
	2,978,270	**866,670**

See accompanying notes to the consolidated financial statements

Approved on behalf of the Board of Directors:

(Signed) "Jean-Claude Gandur"
Director

(Signed) "Stephen De Heinrich"
Director

ADDAX PETROLEUM CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(US $000's, except per share amounts)

	Year ended December 31	
	2006	**2005**
REVENUE		
Petroleum sales (note 18)	2,028,849	1,219,128
Royalties	(389,126)	(211,005)
Net sales	1,639,723	1,008,123
Other income	11,898	5,032
Total net revenue	**1,651,621**	**1,013,155**
EXPENSES		
Operating	203,830	145,103
General and administrative	26,990	26,532
Depletion, depreciation and accretion (notes 5 and 6)	316,238	170,298
Pre-acquisition (note 21)	26,951	13,900
Share-based compensation (note 7)	24,667	-
Interest on long-term debt	22,384	3,638
PanAfrican acquisition costs (note 3)	4,840	-
Other interest and finance charges	404	1,279
Impairment of property, plant and equipment	-	3,162
Foreign exchange (gain)/loss	(1,414)	204
Total expenses	**624,890**	**364,116**
Income before provision for income taxes	**1,026,731**	**649,039**
Provision for income taxes (note 10)		
Current	(541,131)	(349,057)
Future	(242,499)	(93,912)
	(783,630)	(442,969)
Net income	**243,101**	**206,070**
Earnings per share, basic and diluted (note 8)	$1.70	$1.76
Weighted average number of common shares outstanding:		
- basic	142,903,298	117,000,000
- diluted	143,036,795	117,000,000

CONSOLIDATED STATEMENT OF RETAINED EARNINGS
(US $000's)

	2006	**2005**
Retained earnings, beginning of period	278,373	157,303
Net income for the year	243,101	206,070
Distribution of earnings (note 1)	(48,188)	-
Dividends	(63,738)	(85,000)
Retained earnings, end of year	**409,548**	**278,373**

See accompanying notes to the consolidated financial statements

ADDAX PETROLEUM CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOWS
(US $000's)

	Year ended December 31	
	2006	**2005**
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	**243,101**	**206,070**
Items not affecting cash (note 13)	586,306	262,119
	829,407	**468,189**
Changes in non-cash working capital (note 13)	255,816	(10,369)
	1,085,223	**457,820**
CASH FLOWS FROM INVESTING ACTIVITIES		
Expenditures on property, plant and equipment	(952,729)	(381,494)
Purchase of PanAfrican, net of cash acquired (note 3)	(1,447,862)	-
	(2,400,591)	**(381,494)**
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issuance of long-term debt	830,000	125,000
Repayment of long-term debt	(80,000)	(110,000)
Debt issue costs	(8,373)	(3,500)
Dividends paid	(63,738)	(85,000)
Proceeds from share issue (note 7)	713,469	-
Distribution of earnings (note 1)	(48,188)	-
	1,343,170	**(73,500)**
Net increase in cash and cash equivalents	**27,802**	**2,826**
Cash and cash equivalents, beginning of year	6,708	3,882
Cash and cash equivalents, end of year	**34,510**	**6,708**

See accompanying notes to the consolidated financial statements

ADDAX PETROLEUM CORPORATION

Notes to the Consolidated Financial Statements
December 31, 2006 and 2005
(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

1. GENERAL

Addax Petroleum Corporation ("Addax Petroleum") was incorporated under the Canada Business Corporations Act on September 6, 2005 as a wholly owned subsidiary of The Addax and Oryx Group Ltd. ("AOG") for the purpose of acquiring all of the issued and outstanding common shares of Addax Petroleum N.V., another wholly owned subsidiary of AOG, in connection with the initial public offering of the common shares of Addax Petroleum (the "IPO").

On February 16, 2006, Addax Petroleum completed its IPO of 21.0 million common shares and on February 24, 2006 it completed the issuance of an additional 2.1 million common shares upon the exercise of an over-allotment option granted to the underwriters by Addax Petroleum in connection with the IPO. The shares were issued at CDN$19.50 per share. Total net proceeds from the issuances were approximately CDN$427,927,500 ($ 371,050,372).

In conjunction with the completion of the IPO, Addax Petroleum acquired all of the issued and outstanding common shares of Addax Petroleum N.V. for cash consideration of $48,188,000 and the issuance of 117,000,000 common shares. The cash consideration has been accounted for as a distribution of earnings. As AOG controls both Addax Petroleum and Addax Petroleum N.V., the acquisition occurred between entities under common control and was accounted for in the books of Addax Petroleum as a continuity of interests. Under this form of purchase accounting, Addax Petroleum is deemed to have acquired Addax Petroleum N.V. at book value. Subsequent to the acquisition, Addax Petroleum's financial statements presented for comparative purposes reflect the financial position, results of operations and cash flows as if Addax Petroleum and Addax Petroleum N.V. had been combined since the inception of Addax Petroleum N.V.

Addax Petroleum completed the acquisition of Energy Corporation (Mauritius) Ltd. ("PanAfrican") and Pan Ocean Energy UK Ltd. ("Addax UK") on September 7, 2006 (see note 3).

The operating and financial results for the year end December 31, 2006 include PanAfrican's and Addax UK's operations from September 7, 2006.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements include the accounts of Addax and all of its subsidiaries. The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP").

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses arising during the reporting period. Actual results could differ from these estimates and the differences could be material.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized prospectively.

In particular, the amounts recorded for depletion and depreciation of property, plant and equipment, the provision for asset retirement obligations and the test for impairment of property, plant and equipment are based on estimates of oil production rates, commodity prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements of changes in such estimates in future years could be significant.

Property, plant and equipment ("PP&E")

Addax Petroleum follows the full cost method of accounting for oil and natural gas exploration and development activities whereby all costs associated with exploring for and developing oil and natural gas reserves are capitalized on a country by country cost centre basis. Such costs include expenditures on acquiring exploration and development licences, land acquisition, geological and geophysical activities, drilling and testing both productive and non-productive wells and acquiring and developing oil and natural gas reserves in place. Repairs and maintenance and operational costs that do not extend or enhance the recoverable reserves are charged to earnings. Financing and administrative costs directly attributable to specific new exploration and development projects are capitalized until commercial production has commenced.

Gains or losses are not recognized upon the disposition of oil and natural gas properties unless such a disposition would result in a change in the depletion rate by 20 percent or more.

Capitalized cost are depleted on a unit-of-production basis based on Addax Petroleum's share of gross estimated proven reserves, before royalties, as estimated by the independent reservoir engineers. Costs of acquiring and evaluating unproved properties and certain costs associated with major development projects are not subject to depletion until proved reserves are assigned and production commences or the costs are impaired.

PP&E other than oil and natural gas properties is stated at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the estimated life of the assets, which ranges from 3 to 10 years.

Addax Petroleum assesses the carrying amount of its property, plant and equipment for impairment annually or as circumstances dictate. Any impairment is deemed to exist when the carrying value exceeds the estimated undiscounted future net cash flows associated with Addax Petroleum's proved oil reserves. Cash flows are calculated using expected future product prices and costs and are discounted using a risk-free interest rate. Any impairment is measured as the excess of the carrying amount over the estimated discounted future net cash flows associated with Addax Petroleum's proved and probable oil reserves. Reserves are determined pursuant to National Instrument 51-101, "Standards of Disclosure of Oil and Gas Activities". Impairment losses are charged to earnings in the period in which the impairment occurs.

The carrying values of unproved properties and major development projects are limited to their net realizable value and are reviewed at least annually for impairment. Any impairment is charged to earnings in the period in which the impairment occurs.

Cost centres in the pre-production stage are assessed at each reporting date to determine whether it is likely that net costs, in the aggregate, may be recovered in the future. Costs considered unlikely to be recovered are charged to earnings during the period.

Asset retirement obligations

Addax Petroleum recognized as a liability the estimated fair value of the future retirement obligations associated with PP&E. The fair value is capitalized and amortized over the same period as the underlying asset. The fair value is determined on the basis of independent engineering and environmental studies for each well or facility. The estimate is evaluated on a periodic basis and any adjustment to the estimate is prospectively applied. As time passes, the change in the net present value of the future retirement obligation is recognized as accretion expense. The fair value of the liability and the carrying value of the related asset are also adjusted due to revisions in either the timing or the amount of the original estimated cash flows associated with the liability. Obligations settled during the period are charged against the liability recorded. Gains or losses on settlement are recognized in the period of settlement.

Goodwill

Goodwill represents the excess purchase price over the fair value of identifiable assets and liabilities acquired in business combinations. Goodwill is not amortized but is assessed for impairment annually, or more frequently as events occur that may indicate impairment.

Impairment is assessed by comparing the fair value of each reporting unit to the book value of the reporting unit. If the fair value of the reporting unit is less than the book value then impairment of goodwill is measured by deducting the fair value of the reporting unit's individual assets and liabilities from the fair value of the reporting unit to determine the implied fair value of goodwill. This is compared to the amount of the book value of the reporting unit's goodwill. Any excess of the book value of goodwill over the implied fair value of goodwill is the impairment amount. Addax Petroleum's reporting units are consistent with the cost centres.

Interests in joint ventures

The consolidated financial statements include only Addax Petroleum's proportionate share of assets, liabilities, revenues and expenses from its corporate and unincorporated joint ventures.

Cash and cash equivalents

Cash includes cash on hand and cash with banks. Cash equivalents are short term, highly liquid investments that are readily convertible to known amounts of cash with original maturities of three months or less.

Inventories and underlift

Inventories, including parts and consumables and crude oil inventories, and crude oil underlifts are recorded at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis.

Foreign currency transactions

Addax Petroleum's reporting currency is the United States ("US") dollar as the majority of its transactions are denominated in this currency.

Transactions in foreign currencies are recorded at rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated to US dollars at the foreign exchange rate in effect at the balance sheet date.

Income taxes

Addax Petroleum follows the liability method of accounting for income taxes under which the future tax consequences are recognized for temporary differences between the tax bases of assets and liabilities and their carrying value for financial reporting purposes. Future income tax assets and liabilities are measured using enacted or substantively enacted income tax rates expected to apply in the years in which those temporary differences are expected to reverse. The effect of a change in income tax rates on future income tax assets and liabilities is recognized in the period in which the change occurs.

Addax Petroleum earns Capital Investment Allowances ("CIAs") on certain capital expenditures in Nigeria. The future income tax benefits arising from CIAs are recorded when the CIAs are earned and reduce the carrying amount of property, plant and equipment. CIAs are charged to future income tax in the statement of operations as the tax benefits are realized.

Revenue recognition

Oil and natural gas sales are recognized in the consolidated statement of operations when the significant risks and rewards of ownership have been transferred to the buyer, which typically occurs at the lifting date. Revenue from services rendered is recognized in the consolidated statement of operations in proportion to the stage of completion of the transaction at the balance sheet date. Overlifts are accounted for as deferred income.

Substantially all of Addax Petroleum's operations are conducted under production sharing contracts ("PSCs") with foreign governments. Under the PSCs, Addax Petroleum and its other non-governmental partners, if any, pay all operating and capital costs. Each PSC establishes specific terms for Addax Petroleum to recover these costs in accordance with a formula based on monthly production volumes ("Cost Recovery Oil") and to receive a share of production in excess of the Cost Recovery Oil ("Profit Oil"). Profit Oil attributable to the government includes an amount in respect of all deemed income taxes payable by Addax Petroleum under the laws of the respective country. All other government interests, other than income taxes, are considered to be royalty interests.

Derivative financial instruments and commodity contracts

Addax Petroleum may use derivative financial instruments (forward exchange contracts, interest rate swaps and options) to manage its exposure to market risks resulting from fluctuations in foreign exchange rates, interest rates, and commodity prices. These derivative financial instruments are not used for trading or speculative purposes.

Gains and losses on derivative instruments that are designated as and determined to be effective hedges are deferred and recognized in the period of settlement as a component of the related transaction. If a derivative instrument ceases to be effective as a hedge or is terminated, hedge accounting is discontinued and future gains and losses are recognized in the consolidated statement of operations in the current period.

Derivative instruments that are not designated as hedges for accounting purposes are recorded in the consolidated balance sheet at fair value with any resulting gain or loss recognized in the consolidated statement of operations in the current period.

(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

3. ACQUISITION

Addax Petroleum completed the acquisition of PanAfrican and Pan Ocean Energy UK Ltd. on September 7, 2006 for CDN$1.60 billion in cash ($1.44 billion) including the assumption of net debt totaling CDN$6.8 million ($6.1 million). Addax Petroleum funded this acquisition by the second public offering to the market, new debt financing (see note 4) and internally generated cash. Subsequent to the acquisition, Pan Ocean Energy UK Ltd. has been renamed to Addax Petroleum UK Ltd. ("Addax UK").

Addax Petroleum acquired the shares of PanAfrican and Addax UK for a cash consideration of $1.52 billion and the results of these operations have been included in the consolidated financial statements from that date. Approximately $4.8 million of indirect costs employee redundancy, office closure costs and general offices indirect costs were expensed.

The acquisition was accounted for by the purchase method of accounting and the estimated allocation of fair value to the assets acquired and liabilities assumed as at September 7, 2006 was:

Property, plant and equipment	969,980
Goodwill	493,051
Current assets	97,066
Total assets acquired	1,560,097
Current liabilities	23,725
Asset retirement obligation	19,532
Total liabilities assumed	43,257
Net assets acquired	**1,516,840**

Current assets include cash of $69 million.

Although the estimated allocation of fair value to the assets acquired and liabilities assumed is subject to changes as additional information becomes available, the final allocation is not expected to differ materially from the estimated allocation.

Subsequent to the initial purchase price allocation, Addax Petroleum determined that there are no temporary differences related to accounting for income taxes and as a result there are no future taxes arising on the acquisition. The future income tax liability which was previously recorded at the purchase of PanAfrican has been reversed and credited to goodwill.

The goodwill was assigned to the Gabon cost centre.

(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

The following table represents the income statement of PanAfrican from January 1, 2006 until September 6, 2006 (the day before the purchase):

	8 month period to acquisition date (unaudited)
REVENUE	
Petroleum sales	164,038
Royalties	(25,912)
Net sales	138,126
Other income	566
Total net revenue	**138,692**
EXPENSES	
Operating	29,207
General and administrative	6,921
Depletion, depreciation and accretion	23,989
Foreign exchange loss	1,288
Total expenses	**61,405**
Income before provision for income taxes	**77,287**
Provision for income taxes	
Current	(29,387)
Net income	**47,900**

4. LONG TERM DEBT

Addax Petroleum put in place a new debt facility (the "Facility") of $1 billion to finance, in part, the acquisition of PanAfrican (note 3). As at December 31, 2006, $830 million had been drawn on the facility. This facility was repaid on January 22, 2007 with a long term facility as described in note 22.

Amounts drawn under the Facility bear interest at the Lenders' LIBOR plus an applicable margin of 1.75%. The effective interest rate on the credit facility for the period ended December 31, 2006 was 7.07%.

ADDAX PETROLEUM CORPORATION

Notes to the Consolidated Financial Statements
December 31, 2006 and 2005
(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

5. PROPERTY, PLANT AND EQUIPMENT

	2006	**2005**
Oil and natural gas properties	2,790,217	890,914
Accumulated depletion	(721,934)	(407,644)
	2,068,283	483,270
Corporate assets	20,692	7,289
Accumulated depreciation	(5,484)	(3,536)
	15,208	3,753
	2,083,491	**487,023**

Included in property, plant and equipment are capitalized interest costs of $15.9 million (2005: $8.3 million)

Property, plant and equipment by cost centre is as follows:

	2006	**2005**
Cost Centre		
Nigeria	785,574	468,289
Cameroon	13,478	5,401
Gabon	1,020,476	9,580
Iraq	141,646	-
Joint Development Zone	107,109	-
Corporate assets	15,208	3,753
	2,083,491	**487,023**

Included in property, plant and equipment are certain costs not subject to depletion and depreciation as follows:

ADDAX PETROLEUM CORPORATION

Notes to the Consolidated Financial Statements
December 31, 2006 and 2005
(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

	2006	2005
Unproved properties		
Cameroon	13,478	5,401
Gabon	10,793	9,580
Iraq [1]	141,646	-
Joint Development Zone [2]	107,109	-
Nigeria [3]	173,845	-
	446,871	**14,981**

(1) Iraq

Beginning in the second quarter of 2006, costs relating to the Taq Taq field in northern Iraq were capitalized. Exploration and development activities in Iraq may be subject to economic and political considerations such as the risks of war, actions by terrorist or insurgent groups, community disturbances, expropriation, nationalization, renegotiation, forced change or nullification of existing contracts or royalty rates, unenforceability of contractual rights, adverse changes to laws (whether of general application or otherwise) or the interpretation thereof, and foreign governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

During 2006, Addax Petroleum acquired on additional 15% interest in the Taq Taq field in exchange for $84.6 million cash.

(2) Joint Development Zone

In March 2006, Addax Petroleum entered into three production sharing contracts ("PSCs") with the Joint Development Authority which administers the Joint Development Zone ("JDZ") between Nigeria and São Tomé e Príncipe.

(3) Nigeria

On October 16, 2006 Addax Petroleum entered into a PSC with the Nigerian National Petroleum Corporation ("NNPC") for OPL 291, a deepwater block offshore Nigeria. Prior to this, Addax entered into a farm-out agreement to obtain a participating interest of 72.5% in, and become the operator of, OPL 291.

Pursuant to the farm-out agreement, Addax Petroleum is obligated to pay all of OPL 291's exploration and development costs which will be reimbursed to Addax Petroleum from the other participants' interest in production revenues from this block.

In September 2005, a Joint Venture Agreement was signed with the operator to develop the offshore Okwok Marginal Field in South East Nigeria with a 40% participating interest in the

(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

farm-out area. The award of the farm-in to the field was ratified in June 2006. The farm-in fee of $35 million was paid in late June 2006.

Addax is funding the capital development program and operating costs to recover the costs from oil proceeds with a revenue split of 80:20 until payout. After payout, operating costs will be paid in accordance with the participating interest.

Impairment (ceiling test)

Addax Petroleum performed an impairment test at December 31, 2006 using the following independent engineering consultant's forecasted prices which are benchmarked to Brent Crude:

US$/bbl	2007	2008	2009	2010	2011	Thereafter
Nigeria	60.26	59.66	56.45	54.49	52.67	Escalated at 2%
Gabon	61.16	61.08	57.81	55.65	54.03	Escalated at 2%

No impairment of the property, plant and equipment was recorded as a result of the impairment tests.

6. ASSET RETIREMENT OBLIGATIONS

Asset retirement obligations are recorded for obligations where Addax Petroleum will be required to retire tangible long-lived assets such as well sites and offshore production platforms.

The asset retirement obligation movements are as follows:

	2006	2005
Balance, beginning of year	25,266	12,268
Asset retirement obligations incurred	1,005	10,912
Asset retirement obligations acquired	19,532	-
Revisions of previous estimates	(1,352)	-
Accretion expense	2,698	2,086
Balance, end of year	47,149	25,266

In determining the fair value of the asset retirement obligations, the estimated cash flow of new obligations incurred during the year have been discounted at 7.5% (2005: 9.0%). The total undiscounted amount of the estimated cash flow required to settle the obligations is $73.5 million (2005: $43.6 million). The obligation will be settled over the useful lives of the operating assets, which extend up to 13 years in the future.

(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

7. SHARE CAPITAL

Addax Petroleum is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares, issuable in series. There are no preferred shares outstanding.

On August 16, 2006, Addax Petroleum completed a public offering of 14.75 million subscription receipts at a price of CDN$ 27.25 per receipt. This included 1.75 million subscription receipts from the exercise of the over-allotment option by the underwriters. These subscription receipts were exchanged for common shares on September 6, 2006. Total net proceeds from the issuances were CDN$385,223,000 ($342,419,000), the proceeds of which were used to fund part of the acquisition of PanAfrican Energy Corporation (Mauritius) Ltd. ("PanAfrican") in Gabon (note 3).

Issued and Outstanding	**2006**		**2005**	
	Common Shares	**Amount**	**Common Shares**	**Amount**
Balance, beginning of period	117,000,100	20,010	117,000,100	20,210
Issue pursuant to initial public offering	23,100,000	371,050	-	-
Issue pursuant to second public offering	14,750,000	342,419	-	-
Shares issued for Director services	12,425	322	-	-
Issued under employee share award program	203,031	4,968	-	-
Balance, end of year	**155,065,556**	**738,769**	**117,000,100**	**20,210**

Addax Petroleum paid a dividend of $50 million to the shareholders of Addax Petroleum N.V. prior to the IPO in mid February 2006.

On September 14, 2006, Addax Petroleum paid a dividend in the amount of CDN $0.05 per common share. In addition to holders of common shares, holders of subscription receipts (note 1) on the record date of August 24, 2006 received the dividend for each subscription receipt held. A second dividend of CDN $0.05 per share was declared on November 30, 2006 and paid on December 14, 2006.

Share-Based Compensation

Share-based compensation relates to share awards to employees and directors of Addax Petroleum some of which are vested immediately and some over a three year period. AOG awarded 1,000,000 common shares of Addax Petroleum to current employees and directors during the second quarter of the year. The grant dates of the shares were May 16, 2006 and June 30, 2006. The shares vest as follows: 203,031 shares immediately on May 16; 265,650 shares on June 30; 265,650 shares on January 31, 2007; and 265,650 shares on January 31, 2008. The fair value of the common shares granted was $26,853,000, based on the trading price of the common shares on the date of grant, and this compensation is being amortized over the vesting period.

During 2006, Addax Petroleum awarded 602,429 common shares to current employees and directors as part of a new management compensation plan. These shares vest as follows: one third on the grant date, one third one year after the grant date and one third two years after the grant date. The fair value of the common shares granted was $14,631,000, based on the trading price of the common shares on the date of grant, and this compensation is being amortized over the vesting period.

8. EARNINGS PER SHARE

Per share information is calculated on the basis of the weighted average number of common shares outstanding during the fiscal period.

Diluted per share information is calculated using the treasury stock method to determine the dilutive effect of stock options and other dilutive instruments. The treasury stock method assumes that the proceeds received from the exercice ot "in the money" stock grants and other instruments are used to re-purchase and cancel common shares at the average trading price for the period.

9. PENSION PLANS

Addax Petroleum has two pension plans.

The employees of Addax Petroleum Development (Nigeria) Ltd. ("APDNL"), a wholly-owned subsidiary of Addax, have a defined benefit plan (the "Nigerian Plan") in which the assets are held in a separate trustee administered fund. The employees of the Geneva branch of Addax Petroleum Services Ltd., a wholly owned subsidiary of Addax Petroleum, have a defined benefit plan (the "Swiss Plan") complying with the legal requirements of Switzerland in which the assets are held and administered in a separate insurance company. These pension plans are funded by payments by each relevant company, taking into account the respective legal requirements. The pension costs are accounted for using the projected benefits method whereby the costs are amortized over the service life of the employees in accordance with the advice of qualified actuaries. Past service costs arising from plan amendments, and net actuarial gains and losses that exceed 10% of the greater of the accrued benefit obligation and the fair value of plan assets, are expensed in equal amounts over the expected average service life of the employee group.

For Nigerian staff, there is also a gratuity plan funded by APDNL. The plan provides employees who retire at age 60 and who have at least 10 years continuous service with a lump sum payment of 5% of pensionable pay for each year worked to a maximum of 24 months of monthly base salary. The projected benefits method has been used to calculate the liability.

(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

Information relating to Addax Petroleum's defined benefit pension plans is shown in the following tables:

Benefit plan expense

	Swiss Plan		Nigerian Plan	
	2006	2005	2006	2005
Employer current service cost	(2,225)	(1,662)	(368)	(456)
Interest cost	(354)	(280)	(865)	(746)
Expected return on plan assets	306	239	898	681
Net actuarial gain (loss)	-	-	(3,738)	(476)
Net benefit (expense)	(2,273)	(1,703)	(4,073)	(997)

Financial status of defined benefit plans

	Swiss Plan		Nigerian Plan	
	2006	2005	2006	2005
Accrued benefit obligation	(14,422)	(10,060)	(10,987)	(7,313)
Fair value of plan assets	10,938	9,028	8,316	7,408
Unrecognized actuarial gains	-	-	3,506	-
Funded status – plan (deficit)/surplus	(3,484)	(1,032)	835	95

Reconciliation of Plan Assets

	Swiss Plan		Nigerian Plan	
	2006	2005	2006	2005
Fair value at January 1	9,028	7,417	7,408	4,602
Contributions	760	2,467	1,277	2,798
Benefits paid	645	28	(896)	(691)
Actual return on plan assets	(254)	313	732	698
Exchange gain (loss)	759	(1,197)	(205)	1
Fair value at December 31	10,938	9,028	8,316	7,408

(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

Reconciliation of accrued benefit obligation

	Swiss Plan		Nigerian Plan	
	2006	2005	2006	2005
Accrued benefit obligation at January 1	10,060	9,454	7,313	6,343
Current service costs	2,225	1,662	368	456
Interest cost	354	280	865	746
Benefits paid	645	28	(896)	(691)
Actuarial (gain) loss	234	78	3,575	495
Exchange (gain) loss	904	(1,442)	(238)	(36)
Accrued benefit obligation at December 31	14,422	10,060	10,987	7,313

Principal actuarial assumptions used to determine pension obligations are shown below:

	2006	2005
Discount rate		
Swiss plan	3.25%	3.25%
Nigerian plan	20.00%	20.00%
Expected long-term rate of return on assets		
Swiss plan	3.00%	3.00%
Nigerian plan	12.00%	12.00%
Future salary increases		
Swiss plan	3.50%	3.50%
Nigerian plan	9.00%	9.00%

ADDAX PETROLEUM CORPORATION

Notes to the Consolidated Financial Statements
December 31, 2006 and 2005
(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

10. INCOME TAXES

The majority of Addax Petroleum's taxable operations are located in Nigeria under PSCs with the Nigerian government. The deemed income tax rate in the Nigerian PSCs is 60%. There are no material income taxes payable by Addax Petroleum in Canada. Addax Petroleum's tax for its operations in Gabon is based on the corporate tax rate of 35%. The provision for income taxes varies from the amounts that would be computed by applying the combined income tax rates set out in the PSCs to net income before provision for income taxes for the following reasons:

	2006	2005
Income before provision for income taxes	1,026,731	649,039
Tax at 60%	616,039	389,423
Adjustments to income taxes:		
Non deductible costs	178,175	71,105
Non taxable revenues	(3,864)	(486)
Enhanced tax allowances	-	(29,507)
Tax allowances not recoverable	-	9,600
Lower foreign income tax rates	(6,720)	2,834
Provision for income taxes	**783,630**	**442,969**

Components of future income taxes

	2006	2005
The net future tax liability is as follows:		
Differences between tax base and reported amounts of depreciable and depletable assets	71,872	107,135
Tax effect of stock on hand	(6,203)	(2,813)
Tax deductible provisions	(15,238)	(6,541)
Tax deferred income	(1,997)	(749)
Other tax deductible adjustments	(4,225)	(3,939)
Future income tax liabilities	**44,209**	**93,093**

ADDAX PETROLEUM CORPORATION

Notes to the Consolidated Financial Statements
December 31, 2006 and 2005
(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

	2006	2005
Future income tax assets are as follows:		
Differences between tax base and reported amounts of depreciable and depletable assets	15,516	155,360
Tax effect of stock on hand	295	524
Future income tax assets	**15,811**	**155,884**

CIA's of $151.3 million have been recognized in future income taxes from property, plant and equipment during the year (2005: $229.3 million)

11. INVENTORIES

	2006	2005
Crude oil and fuel oil	45,180	19,269
Materials and supplies	75,893	43,484
	121,073	**62,753**

12. FINANCIAL INSTRUMENTS

Market risk

Addax Petroleum's activities expose it to a variety of market risks, including the effects of changes in commodity prices, foreign currency exchange rates and interest rates. Addax Petroleum may use derivative financial instruments such as options on commodities, foreign exchange contracts and interest rate swaps to manage certain exposures.

a) Foreign exchange risk

Addax Petroleum operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the Swiss franc (or "CHF"), the Nigerian naira and the Central African franc against the US dollar. Addax Petroleum may uses both local currency borrowing facilities and forward contracts to hedge their exposure to foreign currency risk. The forward currency contract must be in the same currency as the hedged item.

In December 2006, Addax Petroleum entered into foreign exchange forward contracts to purchase CHF 36,000,000 for $30,420,488 for the year ending December 31, 2007. These forward contracts fix the exchange rate used to convert a portion of Addax Petroleum's Swiss franc denominated general and administrative expenses to US dollars. These contracts have not been designated as hedges for accounting purposes. Estimated fair values on these contracts at period end are CHF595,000 (2005: CHF571,000).

b) Credit risk

Credit risk with respect to accounts receivable are limited due to the high portion of amounts due from related parties. Of Addax Petroleum's significant individual accounts receivable at December 31, 2006, approximately 48% was due from one related party customer (December 2005 – 82%). Historical experience has indicated no problem in collecting accounts receivable from related companies. Therefore, management believes there is no significant credit risk inherent in Addax Petroleum's accounts receivable, beyond amounts provided for in doubtful accounts.

c) Liquidity risk

The estimated fair values of purchased derivative financial instruments recognized in the consolidated balance sheet in accounts receivable and accounts payable with resulting gains and losses being recognized in other interest and finance charges in the statement of operations. These contracts have not been designated as hedges for accounting purposes.

The fair values of financial instruments including cash and cash equivalents, accounts receivable, accounts payable and other long-term liabilities approximate their carrying values due to the short term to maturity of these items. The fair value of long-term debt approximates its carrying value as it is subject to a floating market rate of interest.

ADDAX PETROLEUM CORPORATION

Notes to the Consolidated Financial Statements
December 31, 2006 and 2005
(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

13. CASH FLOWS

(a) Items not affecting cash

	2006	2005
Future income taxes	242,499	93,912
Depletion and depreciation	316,238	173,460
Change in fair value of derivatives	(185)	(170)
Foreign exchange	(1,414)	354
Share-based compensation	24,667	-
Other items	4,501	(5,437)
Total items not affecting cash	**586,306**	**262,119**

(b) Changes in non-cash working capital

	2006	2005
Accounts receivable	(4,459)	(68,275)
Prepaid expenses	(10,216)	(1,470)
Inventories	(40,552)	(38,750)
Partner loan receivable	(18,580)	-
Other current assets	(1,631)	-
Accounts payable and accrued liabilities	22,587	16,806
Tax and royalties payable	306,618	82,570
Deferred revenue	2,049	(1,250)
Changes in non-cash working capital	**255,816**	**(10,369)**

(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

(c) Other cash flow information

	2006	2005
Interest paid	(18,279)	(9,991)
Income taxes paid	(2,087)	(8,305)

Addax Petroleum pays taxes and royalties in Nigeria through government liftings taken-in-kind. For the year ended December 31, 2006, such government liftings totalled $563,425,965 (2005: $470,327,049).

(d) Cash and cash equivalents

	2006	2005
Cash and cash equivalent consists of:		
Cash	33,307	6,680
Deposits	1,203	28
	34,510	**6,708**

14. INVESTMENT IN JOINT VENTURES

Included in the consolidated financial statements are the following joint venture operations:

		Participating Interest	
Company	**Property**	**2006**	**2005**
Operated Assets			
Addax Petroleum Cameron Ltd	Ngosso	60.00%	60.00%
Addax Petroleum JDZ Block 4	JDZ Block 4	38.30%	-
Addax Oil and Gas Nigeria Ltd	Block 291	72.50%	-
Addax Petroleum Remboué	Remboué	92.00%	-
Addax Petroleum NZE	NZE	92.50%	-
Addax Petroleum Maghéna	Maghéna	92.50%	-
Non Operated Assets			
Addax Petroleum Gabon Ltd	Kiarsseny	42.50%	42.50%
Addax Petroleum JDZ Block 2	JDZ Block 2	14.33%	-
Addax Petroleum JDZ Block 3	JDZ Block 3	15.00%	-
Addax Petroleum Nigeria Offshore Ltd	Okwok	40.00%	-
Addax Petroleum International Ltd	Taq Taq	45.00%	30.00%
Addax Petroleum Awoun Inc (BVI)	Awoun	40.00%	-
Addax Petroleum Etame Inc (BVI)	Etame	31.36%	-
Addax Petroleum Themis Inc (BVI)	Themis Marin	23.78%	-
Addax Petroleum Iris Inc (BVI)	Iris Marin	23.78%	-

(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

Included in the consolidated financial statements are the following assets, liabilities, revenues and expenses representing Addax Petroleum's interests in these joint ventures.

	2006	2005
Current assets	26,622	6,749
Non-current assets	526,651	14,982
Current liabilities	(480,222)	(40,683)
Non-current liabilities	(9,631)	-
Net assets / (liabilities)	**63,420**	**(18,952)**
Income	222	-
Expenses	17,713	10,915

15. OTHER LONG-TERM LIABILITIES

	2006	2005
Pension liabilities	2,649	937
Other liabilities	8,447	3,972
	11,096	**4,909**

16. COMMITMENTS

Future total commitments relating to Floating Production, Storage and Offloading vessel ("FPSO") leases and exploration and development activities are as follows:

2007	373,378
2008	171,266
2009	60,737
2010	38,971
2011	34,264
Thereafter	82,013
Total	**760,629**

Included in the above table are commitments for the hire of three FPSO vessels up to eight years.

(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

In addition to the above, Addax Petroleum has the following work commitments:

> Under the Cameroon concession contract there is a first phase work commitment of $11.7 million over a three year period, commencing on January 2nd, 2005. Expenditure to date has been $10.3 million. Outstanding Phase I commitment is 2 wells. Addax Petroleum has the right to extend the exploration period by an additional two phases of two years each. These additional phases have additional work commitments.
>
> JDZ Block 2: Exploration phase 1 is for 4 years from March 15th 2006. Minimum work commitment is one exploration well to a minimum depth of 3,500 meters, reprocess seismic data and perform studies. The minimum financial commitment is $6.1 million.
>
> JDZ Block 3: Exploration phase 1 is for 4 years from March 14th 2006. Minimum work commitment is one exploration well to a minimum depth of 3,500 meters, reprocess seismic data and perform studies. The minimum financial commitment is $7.5 million.
>
> JDZ Block 4: Exploration phase 1 is for 4 years from March 14th 2006. Minimum work commitment is three exploration wells to a minimum depth of 3,500 meters, reprocess seismic data and perform studies. The minimum financial commitment is $29.7 million.
>
> OPL 291: Exploration phase 1 is for 5 years from October 16th 2006. Minimum work commitment is one exploration well and acquire and process 500 sq km of seismic in the contract Area. The minimum financial commitment is $75 million.
>
> Themis: Exploration phase 3 is for 3 years from November 2005. The work program within this period is one exploration well and the minimum financial commitment is $3.7 million.
>
> The exploration block attached to the Taq Taq PSC is for 5 years from 21st November 2006. Minimum work program is one well and 2D seismic. There is no monetary value in the PSC for this work. The estimated cost is $5.6 million.

17. CONTINGENCIES

Addax Petroleum has a number of lawsuits and claims pending against it, for which it currently cannot determine the ultimate result. Costs are recorded as they are incurred or become determinable. Management believes the resolution of these matters would have not a material effect on our liquidity, consolidated financial position or results of operations.

ADDAX PETROLEUM CORPORATION

Notes to the Consolidated Financial Statements
December 31, 2006 and 2005
(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

Addax Petroleum is liable to pay early termination penalties on its FPSO lease contracts. As at December 31, 2006 if the contracts were terminated, the maximum contingent liability arising from early termination would amount to $165.2 million.

Addax Petroleum's income tax filings are subject to audits by taxation authorities. There are audits in progress and items under review, some that may increase the tax liability. In addition, notices have been filed objecting to certain issues. While the results of these items cannot be ascertained at this time, it is believed that there is an adequate accrual for income taxes based on available information.

Under the acquisition of the interest of the Iris and Themis permits in April 2005, there is further purchase consideration due in relation to each block of up to $2 million Australian dollars ($1.5 million) as follows:

$1 million Australian dollars ($0.75 million) in the event of a commercial discovery during the second or third exploration period or any subsequent exploration period; and

$1 million Australian dollars ($0.75 million) following the granting of an exploitation licence by the Republic of Gabon.

18. RELATED PARTY TRANSACTIONS

The following transactions took place between Addax Petroleum and AOG and its other subsidiary companies:

	2006	2005
Sales to Addax B.V	1,214,699	693,856
Charges:		
Addax Bunkering Services	(23,597)	(7,625)
AOG Advisory Services Ltd, London	(3,481)	(2,744)
Addax B.V.	(5,715)	(4,692)
Other entities	(54)	(275)

The sales to Addax B.V., a marketer of Addax Petroleum crude oil, were made on the same terms and conditions as with Addax B.V.'s non-related customers. The charges from AOG

Advisory Services Ltd., include management services, trademark licence and information technology support. Charges from Addax Bunkering Services are for the purchase of fuel for Addax Petroleum FPSO's and other marine support vessels purchased at market rates.

(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

Other includes charges from Addax Limited for the refund of services paid on behalf of Addax Petroleum and directors' compensation of $960,000 of which $300,000 has been paid in cash and $322,000 has been paid in shares based on the value of these shares on grant date, the remaining balance remains unpaid.

Amounts due from (to) related parties are included in accounts receivable and accounts payable in the consolidated balance sheet are as follows:

	2006	2005
Addax BV	86,629	109,694
AOG	3	281
Other	(2,637)	(2,943)

ADDAX PETROLEUM CORPORATION

Notes to the Consolidated Financial Statements
December 31, 2006 and 2005
(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

19. GEOGRAPHICAL INFORMATION

Due to the acquisition of PanAfrican and Addax UK Ltd., Addax Petroleum now operates in Nigeria and in Gabon. PanAfrican and Addax UK Ltd. have been included in the consolidated accounts from September 7, 2006.

	2006			
	Nigeria	Gabon[(1)]	Corporate	Total
REVENUE				
Petroleum sales	1,955,207	73,642	-	2,028,849
Royalties	(374,878)	(14,248)	-	(389,126)
Net sales	1,580,329	59,394	-	1,639,723
Other income	890	211	10,797	11,898
Total net revenue	**1,581,219**	**59,605**	**10,797**	**1,651,621**
EXPENSES				
Operating	189,201	14,629	-	203,830
General and administrative	-	-	26,990	26,990
Depletion, depreciation and accretion	282,733	25,958	7,547	316,238
Pre-acquisition	-	-	26,951	26,951
Share-based compensation	-	-	24,667	24,667
Interest on long-term debt	592	-	21,792	22,384
PanAfrican acquisition costs	-	3,192	1,648	4,840
Other interest and finance income	-	-	404	404
Foreign exchange (gain)/loss	(1,862)	858	(410)	(1,414)
Total expenses	**470,664**	**44,637**	**109,589**	**624,890**
Income before provision for income taxes	**1,110,555**	**14,968**	**(98,792)**	**1,026,731**
Provision for income taxes				
Current	(534,143)	(6,509)	(479)	(541,131)
Future	(242,499)	-	-	(242,499)
Net income	**333,913**	**8,459**	**(99,271)**	**243,101**

(1) The results relate to the former assets of PanAfrican for the period from September 7, 2006 to December 31, 2006 except for $13.5 million of depreciation charges related to the fair market value adjustment on the acquisition of PanAfrican (note 3).

(US$, except as noted. Tabular amounts in US$ 000s, except as noted)

20. PARTNER LOAN RECEIVABLE

Pursuant to the Taq Taq joint venture agreement, Addax Petroleum has advanced $21 million (2005: $2.4 million) to a joint venture partner. The advance is repayable on demand to Addax Petroleum. It is not expected that the repayment will be requested in the next twelve months.

21. PRE-ACQUISITION EXPENSES

Included in pre-acquisition expenses are costs related to Addax Petroleum new venture activity. Related expenditures are charged to the income statement pending finalization of Addax Petroleum's rights to a license. These costs can include seismic purchases, studies (in-house and external) and consulting.

22. SUBSEQUENT EVENTS

In January 2007, Addax Petroleum has entered into a 5-year, $1.5 billion senior secured reducing revolving debt facility arranged by BNP Paribas, Natixis and Standard Chartered Bank. The facility consists of a $1.2 billion loan and a $300 million letter of credit. The loan tranche of the facility will be used to re-finance the former bridge facility, fund budgeted capital expenditures and for general corporate purposes. The facility is in the form of a borrowing base loan and is subject to reductions after three years and is secured against a portion of the Corporation's business interests.

Subsequent to year end, Addax Petroleum signed a deep water rig lease contract for future drilling in the Joint Development Zone and Block OPL291 zones. Long-term commitments on this contract will be $71 million commencing the second half of 2008 for approximately 10 months. Addax has options to extend the contract for another period of approximately 10 months.

RECEIVED


ADDAX
PETROLEUM

ANNUAL INFORMATION FORM
FOR THE YEAR ENDED DECEMBER 31, 2006

MARCH 28, 2007

TABLE OF CONTENTS

TABLE OF CONTENTS 2
READER ADVISORY REGARDING FORWARD LOOKING STATEMENTS 4
PRESENTATION OF FINANCIAL INFORMATION 5
GLOSSARY 5
ABBREVIATIONS 13
CONVERSIONS 13
CURRENCY AND EXCHANGE RATE INFORMATION 14
CORPORATE STRUCTURE 15
- Incorporation and Address of Addax Petroleum Corporation 15
- Intercorporate Relationships 15

GENERAL DEVELOPMENT OF THE BUSINESS 16
- Addax Petroleum Holdings Limited (formerly Addax Petroleum N.V.) 16
- Addax Petroleum Corporation 16

BUSINESS OF THE CORPORATION 17
- Strategy 18
- Properties Summary 19
- Properties Descriptions 22
- 2007 Total Budgeted Capital Expenditures 61
- Fiscal Terms 61

EMPLOYEES 72
CORPORATE SOCIAL RESPONSIBILITY 72
RISK FACTORS 74
PETROLEUM RESERVES AND OPERATIONAL MATTERS 89
DIVIDENDS 108
DESCRIPTION OF SHARE CAPITAL 108
MARKET FOR SECURITIES 109
DIRECTORS AND OFFICERS 109
CONFLICTS OF INTEREST 111
THE ADDAX AND ORYX GROUP LTD. 112
LEGAL PROCEEDINGS 112
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS 112
AUDITORS, REGISTRAR AND TRANSFER AGENT 112
CORPORATE GOVERNANCE 113

Committees of the Board of Directors 113
MATERIAL CONTRACTS 116
INTERESTS OF EXPERTS 119
ADDITIONAL INFORMATION 119
SCHEDULE “A” REPORT ON RESERVES DATA BY INDEPENDENT QUALIFIED RESERVES EVALUATOR FORM 51-101F2 121
SCHEDULE “B” REPORT OF MANAGEMENT AND DIRECTORS ON RESERVES DATA AND OTHER INFORMATION FORM 51-101F3 123
SCHEDULE “C” AUDIT COMMITTEE CHARTER 125

READER ADVISORY REGARDING FORWARD LOOKING STATEMENTS

Certain statements or information contained in this AIF constitute forward looking statements or information under applicable securities legislation (collectively referred to in this advisory as "forward looking statements"). In this AIF, the words "may", "would", "could", "should", "will", "intend", "plan", "project", "anticipate", "believe", "seek", "propose", "estimate", "expect" and similar words and expressions (including negative variations thereof), as they relate to the Corporation, are often, but not always, used to identify forward looking statements. Such forward looking statements reflect the Corporation's current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, without limitation, those described in this AIF. Many factors could cause the Corporation's actual results, performance or achievements to vary from those described in this AIF. If one or more of these risks or uncertainties materialize, or if the assumptions underlying forward looking statements prove incorrect, actual results may vary materially from those described in this AIF as intended, planned, anticipated, believed, estimated or expected.

In particular, this AIF contains forward looking statements pertaining to the following:

- oil and gas reserve and resource quantities and the discounted present value of future net cash flows from these reserves;
- the ultimate recoverability of reserves;
- future production levels;
- the amount, nature, timing and effects of capital expenditures;
- plans for drilling wells;
- expectations regarding the negotiation of contractual rights;
- prices for oil and natural gas;
- timing and amount of future production, forecasts of capital expenditures and the sources of financing thereof;
- operating and other costs;
- business strategies and plans of management;
- anticipated benefits and enhanced shareholder value resulting from prospect development and acquisitions; and
- treatment under the fiscal terms of Production Sharing Contracts and governmental regulatory regimes.

The Corporation's actual results could differ materially from those anticipated in these forward looking statements if the assumptions underlying them prove incorrect, or if one or more of the uncertainties or risks described elsewhere in this AIF materializes. See "Risk Factors". Except as required pursuant to applicable Canadian securities laws, the Corporation does not intend, and does not assume any obligation, to update any forward looking statements.

The information in this AIF is stated as at December 31, 2006, unless otherwise indicated.

PRESENTATION OF FINANCIAL INFORMATION

Addax Petroleum defines "Funds Flow From Operations" or "FFFO" as net cash from operating activities before changes in non-cash working capital. Management believes that in addition to net income, FFFO is a useful measure because it demonstrates Addax Petroleum's ability to generate the cash necessary to repay debt or fund future growth through capital investment. Addax Petroleum also assesses its performance utilizing "Operating Netbacks" which it defines as the per barrel profit margin associated with the production and sale of crude oil and is calculated as the funds flow from operations per barrel sold, prior to corporate charges. FFFO and Operating Netback are not recognized measures under Canadian GAAP. Readers are cautioned that these measures should not be construed as an alternative to net income or cash flow from operations determined in accordance with Canadian GAAP or as an indication of Addax Petroleum's performance. Addax Petroleum's method of calculating these measures may differ from other companies and accordingly, it may not be comparable to measures used by other companies.

GLOSSARY

In this AIF, unless the context otherwise requires, the following words and phrases have the meanings set forth below.

"**Aban**" means Aban Abraham Pte Ltd., a wholly owned subsidiary of Aban Offshore Limited;

"**Aban Abraham**" means the deep water drill ship owned by Aban that is under contract with the Corporation to drill up to ten wells starting as early as the second quarter of 2008;

"**ABV**" means Addax B.V., Geneva Branch, a wholly owned subsidiary of AOG which specializes in crude oil and product trading in West Africa;

"**Acquisition**" or "**Arrangement**" means the arrangement under the provisions of Article 125 of the Companies (Jersey) Law 1991 whereby the Corporation purchased all of the issued and outstanding shares of PanAfrican and Pan-Ocean UK and certain other assets of Pan-Ocean Energy for aggregate cash consideration of CDN$1.605 billion and the assumption of CDN$6.8 million of net debt;

"**Adanga Platform**" means the production platform located in the Adanga field on OML123;

"**Addax Petroleum**" means Addax Petroleum Corporation, a corporation incorporated under the CBCA, together with all of its subsidiaries;

"**Addax Petroleum Holdings Limited**" or "**APHL**" was formerly Addax Petroleum N.V. and now means Addax Petroleum Holdings Limited, a corporation incorporated under the laws of the British Virgin Islands and a wholly owned subsidiary of Addax Petroleum;

"**Addax Petroleum N.V.**" or "**APNV**" means Addax Petroleum N.V., a corporation that was incorporated under the laws of the Netherlands Antilles and was a wholly owned subsidiary of Addax Petroleum that has been re-domiciled and continued under the laws of the British Virgin Islands as Addax Petroleum Holdings Limited;

"**Agip**" means ENI S.p.A together with all of its subsidiaries in its Agip division;

"**AIF**" or "**Annual Information Form**" means the Annual Information Form of the Corporation for the year ended December 31, 2006 and dated March 28, 2007;

"**Anadarko**" means Anadarko Petroleum Corporation, together with all of its subsidiaries;

"**Antan Blend**" means the crude oil produced from OML123 offshore Nigeria, together with the crude oil produced by the OML114 Parties, which is lifted from the Antan Terminal;

"**Antan Crude Oil Supply Agreement**" means the Antan Crude Oil Supply Agreement dated November 12, 2004 between Addax Petroleum N.V. and ABV, as amended by an agreement between the parties dated November 29, 2005;

"**Antan Terminal**" means the floating production storage and offloading vessel and the tanker mooring and manifold platform located in OML123 where oil from OML123 is loaded onto ocean going tankers;

"**AOG**" means The Addax and Oryx Group Ltd., together with all of its subsidiaries other than Addax Petroleum;

"**AOG Holdings**" means AOG Holdings BV, a wholly owned subsidiary of AOG;

"**API**" means the American Petroleum Institute;

"**Arrangement Agreement**" means the arrangement agreement between the Corporation and Pan-Ocean Energy dated July 20, 2006 regarding the Arrangement, whereby the Corporation agreed to purchase all of the issued and outstanding shares of PanAfrican and Pan-Ocean UK and certain other assets of Pan-Ocean Energy;

"**Awoun Crude**" means the crude oil anticipated to be produced from the Awoun Permit onshore Gabon;

"**Block 2**" means one of the properties located in the north end of the Joint Development Zone;

"**Block 3**" means one of the properties located in the north end of the Joint Development Zone;

"**Block 4**" means one of the properties located in the north end of the Joint Development Zone;

"**Board of Directors**" means the board of directors of Addax Petroleum;

"**Bogi Platform**" means the Bogi production platform located in the Disputed Area;

"**Brass River Blend**" means the crude oil produced from OML124 onshore Nigeria, and commingled with crude oil produced by other parties, which is transported to the Brass River Terminal;

"**Brass River Blend Crude Oil Supply Agreement**" means the Brass River Blend Crude Oil Supply Agreement dated November 12, 2004 between Addax Petroleum N.V. and ABV, as amended by an agreement between the parties dated November 29, 2005;

"**Brass River Terminal**" means the oil production export terminal located on the Nigerian coast where oil from OML124 is loaded onto ocean going tankers;

"**Brent Crude**" means crude oil produced from the Brent system in the North Sea, a price setting benchmark in the world energy market;

"**Canadian GAAP**" means the generally accepted accounting principles and practices in Canada, including without limiting the foregoing, the principles set forth in the Canadian Institute of Chartered Accountants ("**CICA**") Handbook published by CICA or any successor institute and which are applicable on the effective date as at which a calculation is required to be made in accordance therewith;

"**CBCA**" means the *Canada Business Corporations Act*, as amended;

"**Chevron**" means Chevron Corp., together with all of its subsidiaries;

"**CIM**" means the Canadian Institute of Mining, Metallurgy and Petroleum (Petroleum Society);

"**Class A Shares**" means the Class A Common Shares in the share capital of Pan-Ocean Energy;

"**Class B Shares**" means the Class B Subordinated Voting Shares in the share capital of Pan-Ocean Energy;

"**COGE Handbook**" means the Canadian Oil and Gas Evaluators Handbook prepared jointly by The Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy and Petroleum (Petroleum Society), as amended from time to time;

"**Common Share**" means a common share in the share capital of Addax Petroleum;

"**ConocoPhillips**" means ConocoPhillips Company, together with all of its subsidiaries;

"**Corporation**" means Addax Petroleum;

"**Cost Oil**" means a maximum percentage of available crude oil allocated to Addax Petroleum for recovery of costs, including exploration, development and production costs and expenses after the allocation of Royalty Oil;

"**Crude Oil Supply Agreements**" means the Antan Crude Oil Supply Agreement, the Brass River Blend Crude Oil Supply Agreement and the Okwori Crude Oil Supply Agreement, each dated November 12, 2004 between Addax Petroleum N.V. and ABV, as amended by agreements between the respective parties dated November 29, 2005;

"**developed non-producing reserves**" means those reserves that either have not been on production, or have previously been on production, but are shut in, and the date of resumption of production is unknown;

"**developed producing reserves**" means those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty;

"**developed reserves**" means those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g. when compared to the cost of drilling a well) to put the reserves in production. The developed category may be subdivided into producing and non-producing;

"**Disputed Area**" means the area of OML123 offshore Nigeria awarded to Cameroon pursuant to the October 10, 2002 ruling of the International Court of Justice;

"**Ebughu Platform**" means the production platform located in the Ebughu field in OML123;

"**ERHC Energy**" means ERHC Energy Inc., together with all of its subsidiaries;

"**Etame Crude**" means the crude oil produced from the Etame Marin Permit, offshore Gabon;

"**ExxonMobil**" means ExxonMobil Corporation, together with all of its subsidiaries;

"**FFFO**" or "**Funds Flow From Operations**" means cash from operating activities before changes in non cash working capital. FFFO is not a standard measure under Canadian GAAP. Funds Flow From Operations measures presented in this AIF may not be comparable to other similarly titled measures of other companies. See "Presentation of Financial Information";

"**FPSO**" means floating production storage and offloading vessel;

"**Genel Enerji**" means Genel Enerji AS., a Turkish registered company majority owned by the Cukorova Holdings Group, together with all of its subsidiaries;

"**gross**" means in respect of reserves and production, the total reserves and production attributable to Addax Petroleum's interest prior to the deduction of royalties and the relevant government's or government corporation's share of Profit Oil (which reserves are reported as "interest" in the Reserve Report);

"**IPO**" means the initial public offering of the Corporation by prospectus of 23,100,000 Common Shares at a price of CDN$19.50 per share;

"**Izombe Flow Station**" means the Izombe production and flow station located in OML124;

"**JDA**" means the Nigeria/Sao Tome Joint Development Authority;

"**Joint Border Commission**" means the Nigeria Cameroon Mixed Commission established following the October 10, 2002 decision of the International Court of Justice to peacefully apply the decision;

"**Joint Development Zone**" or "**JDZ**" means the zone for joint development of petroleum and other resources established by treaty between Nigeria and the Democratic Republic of Sao Tome and Principe in the overlapping area of their respective maritime boundary claims;

"**Kiarsseny PSC**" means the Production Sharing Contract between the Government of Gabon and Tullow Oil for development and exploration activities to extract crude oil, natural gas liquids and natural gas from Kiarsseny;

"**Kiarsseny license**" means the Kiarsseny license area, which is located offshore Gabon, where the Corporation is engaged in development and exploration activities to extract crude oil and natural gas liquids pursuant to the Kiarsseny PSC;

"**Knock Adoon**" means the floating production storage and offloading vessel described under the heading "Business of the Corporation — Properties Descriptions — Nigeria — OML123 — Production Facilities";

"**KRG**" means the Kurdistan Regional Government;

"**LPG**" means liquid petroleum gas;

"**NDDC**" means the Niger Delta Development Commission;

"**net**" means in respect of reserves and production, the total reserves and production attributable to Addax Petroleum's interest after deduction of Royalty Oil and the relevant government's or government corporation's share of Profit Oil;

"**net profit interest**" means an interest in an oil and gas property consisting of a share of profits after the recovery of the costs of development and production;

"**Ngosso Concession**" means the concession contract between the Government of Cameroon, the Corporation and Tullow Oil for development and exploration activities to extract crude oil, natural gas liquids and natural gas from the Ngosso Property;

"**Ngosso**" means the Ngosso license area offshore Cameroon where the Corporation is engaged in development and exploration activities to extract crude oil, natural gas liquids and natural gas pursuant to the Ngosso Concession;

"**NI 51-101**" means National Instrument 51-101 - *Standards of Disclosure for Oil and Gas Activities* of the Canadian Securities Administrators;

"**Nigerian Marginal Fields**" has the meaning given to it under the heading "Business of the Corporation — Fiscal Terms — Nigeria — Nigerian Marginal Fields";

"**NNPC**" means Nigerian National Petroleum Corporation together with all of its subsidiaries;

"**Noble Energy**" means Noble Energy Inc., together with all of its subsidiaries;

"**NSAI**" means Netherland, Sewell & Associates, Inc., independent oil and natural gas reservoir engineers;

"**Occidental**" means Occidental Petroleum Corporation, together with all of its subsidiaries;

"**Official Selling Price**" means the sales price published by NNPC for the sale of Nigerian government and NNPC crude oil entitlement to trade buyers for export. The Official Selling Price is issued by NNPC for each type of crude oil to be lifted by traders and published by the middle of each month prior to the month of lifting;

"**Oil Mining Lease**" or "**OML**" means a lease issued by the Nigerian government upon conversion of an Oil Prospecting License giving the lessee the exclusive right to produce petroleum from the geographical area covered by the Oil Mining Lease;

"**Oil Prospecting License**" or "**OPL**" means a license issued by the Nigerian government to one or more oil companies (including NNPC) giving the licensee the exclusive right to explore for petroleum in the geographical area covered by the Oil Prospecting License;

"**Okwok**" means the Okwok license area located in OML67 offshore Nigeria;

"**Okwori Blend**" means the crude oil produced from OML126 offshore Nigeria;

"**Okwori Crude Oil Supply Agreement**" means the Okwori Crude Oil Supply Agreement dated November 12, 2004 between Addax Petroleum N.V. and ABV, as amended by an agreement between the parties dated November 29, 2005;

"**Okwori Terminal**" means the floating production storage and offloading vessel and the tanker mooring and manifold platform located in OML126 where oil from OML126 is loaded into ocean going tankers;

"**OML114 Parties**" means Moni Pulo Limited and Brass Exploration Unlimited;

"**OML123**" means the property subject to Oil Mining Lease 123 issued by the Nigerian government to NNPC, for which Addax Petroleum has the exclusive right to produce crude oil pursuant to a Production Sharing Contract;

"**OML124**" means the property subject to Oil Mining Lease 124 issued by the Nigerian government to NNPC, for which Addax Petroleum has the exclusive right to produce crude oil pursuant to a Production Sharing Contract;

"**OPEC**" means the Organization of the Petroleum Exporting Countries;

"**Operating Netback**" means the per barrel profit margin associated with the production and sale of crude oil and is calculated as the Funds Flow From Operations per barrel sold, prior to corporate charges;

"**OML126**" means the property formerly subject to Oil Prospecting License 90 issued by the Nigerian government to NNPC and now subject to Oil Mining License 126 issued by the Nigerian Government to NNPC, for which Addax Petroleum has the exclusive right to explore for, develop and produce crude oil pursuant to a Production Sharing Contract;

"**OPL225**" means the property subject to Oil Prospecting License 225 issued by the Nigerian government to NNPC, for which Addax Petroleum has the exclusive right to explore for, develop and produce crude oil pursuant to a Production Sharing Contract;

"**OPL291**" means the property subject to Oil Prospecting License 291 issued by the Nigerian government to NNPC, for which Addax Petroleum and Starcrest have the exclusive right to explore for, develop and produce crude oil pursuant to a Production Sharing Contract;

"**Oriental Energy**" means Oriental Energy Resources Limited, together with all of its subsidiaries;

"**Oriental Joint Venture Agreement**" means the joint venture agreement effective September 14, 2005 between Addax Petroleum and Oriental Energy;

"**PanAfrican**" means PanAfrican Energy Corporation (Mauritius) Limited, a subsidiary of Pan-Ocean Energy, which together with its subsidiaries owns and operates Pan-Ocean Energy's oil exploration, production and marketing business in Gabon, West Africa and, where the context so requires, includes the subsidiaries of PanAfrican Energy Corporation (Mauritius) Limited and/or Pan-Ocean Energy;

"**Pan-Ocean Energy**" means Pan-Ocean Energy Corporation Limited, together with all of its subsidiaries or, where the context requires, the acquisition of the business of Pan-Ocean Energy;

"**Pan-Ocean UK**" means Pan-Ocean Energy U.K. Ltd., a subsidiary of Pan-Ocean Energy that provides management and operational services to Pan-Ocean Energy;

"***Petroleum Act***" means the *Petroleum Act* (Nigeria) of 1969, as amended;

"**possible reserves**" means those additional reserves that are less certain to be recovered than probable reserves. It is unlikely that the actual remaining quantities recovered will exceed the sum of the estimated proved plus probable plus possible reserves;

"***PPT Act***" means the *Petroleum Profits Tax Act* (Nigeria) as amended;

"**Preferred Shares**" means preferred shares in the share capital of the Corporation, issuable in series;

"**probable reserves**" means those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves;

"**Production Sharing Contract**" or "**PSC**" means a contract whereby a government or government corporation contracts with a petroleum company to explore for, develop and extract petroleum substances in an area that is subject to a license held by the government corporation, at the risk and expense of the petroleum company, in exchange for a share of production;

"**Profit Oil**" means the balance of available crude oil after the allocation of Royalty Oil, Tax Oil and Cost Oil;

"**proved reserves**" means those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves;

"**Rabi Light**" means the crude oil produced from the Maghena Permit, onshore Gabon;

"**Realizable Price**" means "Realizable Price" as defined under the heading "Business of the Corporation - Fiscal Terms — Nigeria";

"**Remboué Crude**" means the crude oil produced from the Remboué Permit, onshore Gabon;

"**Reserve Report**" means the engineering report dated January 15, 2007 prepared by NSAI evaluating the crude oil reserves attributable to Addax Petroleum's properties and certain resources effective as of December 31, 2006, in accordance with the standards contained in the COGE Handbook and the reserves and resources definitions set out by the Canadian Securities Administrators in NI 51-101 and the COGE Handbook;

"**reserves**" means those quantities of oil and gas anticipated to be economically recoverable from known accumulations;

"**Revised Production Sharing Agreement**" or "**Revised PSA**" means the Revised Production Sharing Agreement in respect of the Taq Taq license area entered into between the KRG and Genel Enerji A.S., Genel Energy International Limited and Addax International and dated November 21, 2006;

"**Revolving Debt Facility**" means the 5-year senior secured reducing revolving debt facility in the maximum principal amount of $1.5 billion dated January 22, 2007 among the Corporation, BNP Paribas, Natixis and Standard Chartered Bank;

"**Royalty Oil**" means the quantum of available crude oil allocated to the relevant government or government corporation, which will generate an amount of proceeds equal to the actual payment of Royalty and Concession Rentals;

"**Shell**" means Royal Dutch Shell plc, together with all of its subsidiaries;

"**Sinopec**" means China Petroleum & Chemical Corporation, together with all of its subsidiaries;

"**Starcrest**" means Starcrest Nigeria Energy Limited, an indigenous Nigerian oil company;

"**Sterling Energy**" means Sterling Energy plc, together with all of its subsidiaries;

"**Subscription Receipts**" means the subscription receipts of the Corporation offered pursuant to the Supplemented Short Form PREP Prospectus of the Corporation dated August 10, 2006;

"**Taq Taq Crude**" means the crude oil produced from the Taq Taq license area in the Kurdistan Region of Iraq;

"**Taq Taq Operating Company**" or "**TTOPCO**" means Taq Taq Operating Company Limited;

"**Tax Oil**" means the quantum of available crude oil allocated to the Nigerian government, which will generate an amount of proceeds equal to the actual payment of Nigerian petroleum profits tax;

"**TOTAL**" means TOTAL S.A., together with all of its subsidiaries;

"**TOTAL Gabon**" means TOTAL Gabon SA, together with its subsidiaries;

"**TPU**" means a temporary production unit which is used to produce petroleum on a temporary basis;

"**Trademark Agreement**" means the Trademark Agreement, made effective January 1, 2006, between Addax Petroleum N.V. and AOG;

"**Tullow Oil**" means Tullow Oil plc, together with all of its subsidiaries;

"**undeveloped reserves**" means those reserves expected to be recovered from known accumulations where a significant expenditure (e.g. when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned; and

"**VAALCO**" means VAALCO Energy Inc., together with all of its subsidiaries.

ABBREVIATIONS

In this AIF, the abbreviations set forth below have the following meanings:

Crude Oil and Natural Gas Liquids	
bbl	barrels
bbl/d	barrels per day
Mbbl	thousands of barrels
MMbbl	millions of barrels
Mbbl/d	thousands of barrels per day

Other		Currency	
API	American Petroleum Institute	$	United States dollars
ftss	feet sub-sea	CDN$	Canadian dollars
t/d	metric tonnes per day		

CONVERSIONS

The following table sets forth certain standard conversions from Standard Imperial Units to the International System of Units (or metric units).

To Convert From	To	Multiply By
mcf	thousand cubic metres ("$10m^3$")	0.0282
thousand cubic metres ("$10m^3$")	mcf	35.494
bbl	cubic metres ("m^3")	0.159
cubic metres ("m^3")	bbls	6.290
feet ("ft")	metres ("m")	0.305
metres ("m")	feet ("ft")	3.281
miles ("mi")	kilometres ("km")	1.609
kilometres ("km")	miles ("mi")	0.621
hectares	acres	2.471
acres	hectares	0.405
acres	square kilometres ("km^2")	0.00405
square kilometres ("km^2")	acres	247.10
gallons	litres	3.785
litres	gallons	0.264

CURRENCY AND EXCHANGE RATE INFORMATION

Except as otherwise indicated, all references to "$" and to "dollar" in this AIF refer to the currency of the United States of America.

The following table sets forth the US/Canada exchange rates on the last trading day of the years indicated as well as the high, low and average rates for such years. The high, low and average exchange rates for each year were identified or calculated from spot rates in effect on each trading day during the relevant year. The exchange rates shown are expressed as the number of US dollars required to purchase one Canadian dollar. These change rates are based on those published on the Bank of Canada's website as being in effect at approximately noon on each trading day.

	Year ended December 31,		
	2006	2005	2004
Year end	0.8577	0.8577	0.8308
High	0.9102	0.8690	0.8493
Low	0.8532	0.7872	0.7159
Average	0.8817	0.8258	0.7697

CORPORATE STRUCTURE

Incorporation and Address of Addax Petroleum Corporation

Addax Petroleum Corporation was incorporated under the *Canada Business Corporations Act* on September 6, 2005. On December 5, 2005, the articles of Addax Petroleum Corporation were amended to authorize the issue of an unlimited number of Preferred Shares, issuable in series.

The head office of the Corporation is located at 16, avenue Eugène-Pittard, 1206, Geneva, Switzerland. The registered office of the Corporation is located at 3400 First Canadian Centre, 350 - 7th Avenue S.W., Calgary, Alberta, Canada.

Addax Petroleum is a reporting issuer (or the equivalent) in the jurisdictions of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Newfoundland and Labrador, New Brunswick, Nova Scotia and Prince Edward Island and its Common Shares trade on the Toronto Stock Exchange under the symbol "AXC".

Intercorporate Relationships

The Corporation beneficially and wholly owns, directly or indirectly, 11 material subsidiaries and owns 45 per cent of one material subsidiary. The chart below shows the intercorporate relationships among the Corporation and its material subsidiaries as at March 28, 2007.



Addax Petroleum Corporation (Canada)
Addax Petroleum Holdings Limited (BVI)
Addax Petroleum International Ltd. (Isle of Man)
Addax Petroleum Services Ltd (Isle of Man)
Addax Petroleum Overseas Ltd. (BVI)
Addax Petroleum (Nigeria Offshore) Ltd. (Nigeria)
45% Taq Taq Operating Company Limited (BVI)
Addax Petroleum Exploration (Nigeria) Ltd. (Nigeria)
Addax Petroleum Mauritius Limited (Mauritius)
Addax Petroleum Development (Nigeria) Ltd. (Nigeria)
Addax Petroleum NZE Inc. (Gabon)
Addax Petroleum Maghena Inc. (Gabon)
Addax Petroleum Etame Inc. (BVI)

GENERAL DEVELOPMENT OF THE BUSINESS

Addax Petroleum Holdings Limited (formerly Addax Petroleum N.V.)

Addax Petroleum N.V., a wholly owned subsidiary of the Corporation, was founded in 1994 by AOG to evaluate and pursue oil and gas exploration and production opportunities in West Africa. APNV was the only subsidiary of AOG involved in the exploration for, and production of, petroleum. AOG's strategy was to conduct its upstream petroleum business entirely through APNV.

After the formation of APNV in 1994, management began evaluating opportunities in West Africa. In 1995, APNV acquired a 90 per cent interest in a PSC with the Government of Côte d'Ivoire relating to an offshore field known as the Espoir field. In 1997, APNV sold 24 per cent interests in the Espoir field PSC to each of Ranger Oil Limited (now Canadian Natural Resources Limited) and Tullow Oil. APNV sold a further 15 per cent interest in the Espoir field PSC to Canadian Natural Resources Limited in 2000 and the remainder of its interest in 2001.

In May 1998, APNV entered into PSCs with the Nigerian government for OPL98, OPL118 and OPL90 (now OML123, OML124 and OML126, respectively) and OPL225. All of these properties are operated by Addax Petroleum.

In December 2002, APNV expanded its operations in West Africa by acquiring a 60 per cent interest in the Ngosso license area, offshore Cameroon. Ngosso is operated by Addax Petroleum.

In January 2004, APNV further expanded by acquiring a 42.5 per cent interest in the Kiarsseny license area, offshore Gabon. Kiarsseny is operated by Tullow Oil.

In July 2005, APNV agreed to farm in to a production sharing agreement and acquire a 30 per cent interest in the Taq Taq license area in the Kurdistan Region of Iraq from Genel Enerji. Addax Petroleum and Genel Enerji have formed a joint venture company, Taq Taq Operating Company, to conduct petroleum operations at the Taq Taq license area.

In March 2007, APNV was re-domiciled and continued under the laws of the British Virgin Islands as Addax Petroleum Holdings Limited.

Addax Petroleum Corporation

The Corporation was incorporated in September 2005. In February 2006, the Corporation completed its initial public offering of 23,100,000 Common Shares for aggregate gross proceeds of CDN$450,450,000 and its Common Shares were listed and posted for trading on the Toronto Stock Exchange under the symbol "AXC". Concurrently with the closing of the initial public offering, the Corporation acquired all of the issued and outstanding shares of APNV in exchange for 117,000,000 Common Shares and CDN$55,575,000.

In March 2006, the Corporation, signed a PSC with the JDA for Block 4 of the JDZ for a 33.3 per cent interest pursuant to a participation agreement with ERHC Energy. Addax Petroleum is the operator of Block 4. In addition, Addax Petroleum signed a further PSC with the JDA for Block 3 of the JDZ for a 15 per cent interest under a joint operating agreement for the block where a subsidiary of Anadarko is the operator. In addition, the Corporation signed a further PSC with the JDA for Block 2 of the JDZ for a 14.33

per cent interest in Block 2 pursuant to a participation agreement with ERHC Energy. Addax Petroleum also signed a joint operating agreement among the Block 2 co-venturers where Sinopec is the operator.

In April 2006, Addax Petroleum increased its interest in Block 4 of the JDZ from 33.3 per cent to 38.3 per cent by acquiring the 5.0 per cent participating interest held by Overt Ventures Ltd.

In May 2006, Addax Petroleum and Genel Enerji commenced drilling activities in the first jointly operated well in the Taq Taq license area in the Kurdistan Region of Iraq. The well was tested in November 2006 and flowed at an aggregate rate of 29,790 bbl/d. The commencement of drilling activities followed a 2-D seismic data acquisition campaign between December 2005 and April 2006 to define the extent of the Taq Taq structure.

In June 2006, Addax Petroleum completed the acquisition of a 40 per cent interest in the Okwok field in license area OML67. Under the Joint Venture Agreement between Oriental Energy and the Corporation, Oriental retains a 60 per cent interest. Addax Petroleum conducts operations at Okwok in its capacity as technical advisor.

In August 2006, Addax Petroleum completed an offering of 14,750,000 Subscription Receipts of Addax Petroleum for aggregate gross proceeds of CDN$401,937,500. Each Subscription Receipt represented the right to receive one Common Share upon completion of the acquisition of the business of Pan-Ocean Energy.

In September 2006, Addax Petroleum completed the Acquisition for consideration of CDN$1.605 billion in cash and the assumption of CDN$6.8 million of net debt. Upon the closing of the Acquisition, the holders of Addax Petroleum's 14,750,000 Subscription Receipts received one Common Share per Subscription Receipt. Addax Petroleum has filed a business acquisition report in Form 51-102F4 in respect of the acquisition of the business of Pan-Ocean Energy which is available at www.sedar.com.

In October 2006, Addax Petroleum entered into a farm-out agreement with Starcrest pursuant to which Addax Petroleum and Starcrest signed a PSC with NNPC in respect of OPL291, deepwater offshore Nigeria. Addax Petroleum has an interest of 72.5 per cent and is the operator. OPL291 represents the mandatory relinquishment area of OPL216 relinquished by Chevron following its conversion to OML127 preceding the development of the Agbami field in OML127 by Chevron.

In November 2006, Addax Petroleum and Genel Enerji announced the execution of a Revised PSA in respect of the Taq Taq license area in the Kurdistan Region of Iraq. At the same time Genel Enerji and Addax Petroleum also announced that Addax Petroleum had acquired an additional 15 per cent interest from Genel Enerji, thereby increasing the Corporation's total interest to 45 per cent. The original Taq Taq PSA was entered into between Genel Enerji and the KRG in January 2004. The Revised PSA extended the geographic scope of the original PSA to include further exploration acreage that includes the Kewa Chirmila prospect and gave the KRG the right to require that at a future date a government nominated entity is assigned, in the case of the Taq Taq field, a 20 per cent interest, and, in the case of other developments within the Revised PSA area, a 25 per cent interest.

BUSINESS OF THE CORPORATION

Addax Petroleum is an international oil and gas exploration and production company with a strategic focus on Africa and the Middle East. The Corporation is one of the largest independent oil producers in West Africa, and has increased its crude oil production from an average of 8,800 bbl/d for 1998 to an average of 90,050 bbl/d for 2006. The Corporation has grown by acquiring under-developed properties in established basins and has increased its production by utilizing advanced and proven technologies. Addax Petroleum believes that its demonstrated technical expertise, combined with its excellent operational reputation and strong community relationships throughout Africa and the Middle East, make it well positioned to continue to grow its reserves and production.

For the twelve months ended December 31, 2006, Addax Petroleum produced an average of 90,050 bbl/d and generated $829 million of FFFO. As of December 31, 2006, Addax Petroleum had estimated gross proved reserves of 182.0 MMbbl, estimated gross proved plus probable reserves of 353.7 MMbbl and estimated gross proved plus probable plus possible reserves of 480.4 MMbbl. The reserves of the Corporation were evaluated as at December 31, 2006 by NSAI.

Strategy

Addax Petroleum has achieved its growth by acquiring oil properties deemed by others to have limited remaining production potential and using its strong in-house technical and operational expertise to grow reserves and production in a cost effective manner. The Corporation has made it a priority to recruit and retain indigenous personnel and to actively participate in and contribute to community development projects. Addax Petroleum believes it has developed an excellent reputation among government authorities, communities and businessmen that has been critical in providing access to opportunities and obtaining the cooperation needed to successfully execute projects. Addax Petroleum is now extending its successful strategy to other regions in Africa and the Middle East where substantial growth opportunities exist.

The Corporation's strategy is to build on the significant growth and profit enhancement opportunities within its existing license areas while also pursuing new venture opportunities.

Existing Properties Addax Petroleum intends to continue its strategy in its existing properties by:

- investing in facilities and infrastructure to increase production throughput, improve operating efficiencies and position itself to monetize natural gas resources;
- completing identified development projects; and
- evaluating unappraised discoveries and pursuing identified exploration prospects.

New Venture Opportunities The Corporation has a strategic focus on West Africa and the Middle East and expects that strategic acquisitions will form a significant part of its future growth strategy. As such, Addax Petroleum will look to pursue opportunities within the countries in which it operates as well as within regions new to the Corporation, such as the West African countries of Angola, Congo, Chad, Democratic Republic of Congo and Equatorial Guinea and Middle East countries such as Egypt, Iraq, Iran, Qatar and Yemen. The Corporation may also pursue opportunities in other countries outside its strategic focus area such as, but not limited to, Algeria and Libya.

The Corporation believes that it is well positioned to capitalize on numerous opportunities in its focus areas that arise as (i) national governments tender new acreage in future bid rounds; (ii) major international oil and gas companies reduce their involvement in onshore and shallow water offshore oil fields; and (iii) indigenous oil companies seek financially and technically strong partners to jointly develop their properties. The Corporation has been implementing its new venture strategy through the following initiatives:

- acquiring or farming-in to additional properties in its focus areas, as the Corporation has done with the Okwok field;
- obtaining an interest in Blocks 2, 3 and 4 located in the Joint Development Zone of Nigeria and the Democratic Republic of Sao Tome and Principe; and
- acquiring an additional interest in the Taq Taq field in the Kurdistan Region of Iraq.

The Corporation also intends to continue investing in technologies to improve operating efficiency and establish itself as a leader in areas of corporate responsibility in Africa and the Middle East.

Properties Summary

Addax Petroleum's principal properties in West Africa and the Middle East are as follows:

- In Nigeria, Addax Petroleum has various interests in three PSCs and one joint venture agreement covering the following six Addax Petroleum operated properties:
  - 100 per cent interest in OML123. OML123 is located offshore in shallow water and produces medium to light quality crude oil (29° API);
  - 100 per cent interest in OML124. OML124 is located onshore and produces light quality crude oil (36° API);
  - 100 per cent interest in OML126. OML126 is located offshore in medium depth water and produces light quality crude oil (37° API);
  - 100 per cent interest in OPL225. OPL225 is an offshore exploration property located in medium depth water, adjacent to OML126;
  - 72.5 per cent interest in OPL291. OPL291 is an offshore exploration property located in deep water, adjacent to Chevron's Agbami field in OML127; and
  - 40.0 per cent interest in the Okwok field. The Okwok field is an offshore development property located in shallow water in ExxonMobil's OML67, adjacent to OML123.
- In Gabon, Addax Petroleum has various interests in eight PSCs and one technical evaluation agreement covering the following nine properties:
  - 92.5 per cent interest in Maghena, operated by Addax Petroleum. Maghena is located onshore and produces medium to light quality crude oil (33° API);
  - 92.5 per cent interest in Panthere NZE, operated by Addax Petroleum. Panthere NZE is located onshore and produces medium to light quality crude oil (33° API);
  - 92.0 per cent interest in Remboué, operated by Addax Petroleum. Remboué is located onshore and medium to light quality crude oil (34° API);
  - 31.36 per cent interest in Etame Marin, operated by VAALCO. Etame Marin is located offshore and produces medium to light quality crude oil (36° API);
  - 40.0 per cent interest in Awoun, operated by Shell. Awoun is an onshore development property located adjacent to Maghena;

- 42.5 per cent interest in Kiarsseny, operated by Tullow Oil. Kiarsenny is an offshore exploration property;
- 25.71 per cent interests in Iris Marin and Themis Marin, operated by Sterling Energy. Iris Marin and Themis Marin are offshore exploration properties; and
- 40.0 per cent interest in Ibekelia, operated by Sterling Energy. Ibekelia is an offshore exploration property.

- In Cameroon, Addax Petroleum has a 60 per cent interest in Ngosso, a shallow water exploration property operated by the Corporation.
- In the Joint Development Zone, Addax Petroleum has various interests in three PSCs including: (i) a 38.3 per cent interest in Block 4; (ii) a 15.0 per cent interest in Block 3; and (iii) a 14.33 per cent interest in Block 2. Addax Petroleum is the operator of Block 4 while Anadarko is the operator of Block 3 and Sinopec is the operator of Block 2. The Joint Development Zone is a deep water exploration region.
- In the Kurdistan Region of Iraq, Addax Petroleum has a 45.0 per cent interest in a Revised PSA in respect of the Taq Taq license area. The Taq Taq license area is onshore and includes the Taq Taq development field and the Kewa Chirmila prospect.


OML124
NIGERIA
Ngosso
OML123
Okwok
OPL225
OML126
CAMEROON
OPL291
2
3
4
JDZ
EQUATORIAL
GUINEA
ATLANTIC
OCEAN
Kiarsseny
SAO TOME
& PRINCIPE
Remboué
GABON
Awoun
Maghena
Panthere NZE
Iris Marine
Ibekelia TEA
Themis Marine
Etame Marine
CONGO
N
0 25 50 100 150 200
Kilometers

The following table summarizes the production, development and exploration properties of the Corporation.

Properties Summary Table

Country/ Region	License	Addax Petroleum's Interest	Area[1][2]	Average Oil Production: December 2006	Average Oil Production: 12 Months Ended December 31, 2006	Gross Oil Reserves[2][3]: Proved	Gross Oil Reserves[2][3]: Proved plus Probable	Gross Oil Reserves[2][3]: Proved plus Probable plus Possible
		(%)	(acres)	(bbl/d)	(bbl/d)	(MMbbl)	(MMbbl)	(MMbbl)
Nigeria	OML123	100	90,700	49,290	50,140	70.8	142.3	189.0
	OML124	100	74,100	4,450	3,840	15.2	21.0	36.7
	OML126	100	178,300	40,790	32,320	30.0	43.1	56.5
	OPL225	100	241,900	-	-	-	-	-
	OPL291	72.5	230,600	-	-	-	-	-
	Okwok	40.0	9,000	-	-	-	9.0	10.8
	subtotal		824,600	94,530	86,300	116.0	215.4	292.9
Gabon	Maghena	92.5	150,200	7,520	1,280	29.3	30.5	32.3
	Panthere NZE	92.5	27,500	2,080	570	20.0	36.2	42.8
	Awoun	40.0	109,900	-	-	7.0	15.7	21.5
	Etame Marin	31.36	238,200	5,010	1,650	8.5	14.6	23.2
	Remboué	92.0	29,600	770	250	1.3	1.3	1.3
	Kiarsseney	42.5	571,600	-	-	-	-	-
	Iris Marin	25.71	38,800	-	-	-	-	-
	Themis Marin	25.71	57,700	-	-	-	-	-
	Ibekelia	40.0	67,000	-	-	-	-	-
	subtotal		1,290,500	15,380	3,750	66.1	98.2	121.2
Kurdistan Region of Iraq	Taq Taq	45.0	105,800	-	-	-	40.1	66.1
Cameroon	Ngosso	60.0	70,300	-	-	-	-	-
JDZ	Block 2	14.3	24,500	-	-	-	-	-
	Block 3	15.0	24,700	-	-	-	-	-
	Block 4	38.3	81,100	-	-	-	-	-
Total			**2,421,500**	**109,910**	**90,050**	**182.0**	**353.7**	**480.2**

Notes:

(1) The table sets forth the area of the Corporation's interest after giving effect to the relinquishment proposal for OPL225 made by the Corporation to NNPC.

(2) Area presented excludes the area in the Disputed Area in OML123. Reserves presented exclude reserves in the Disputed Area of OML123 offshore Nigeria except for certain reserves attributable to existing producing wells in the Disputed Area which amount to proved reserves of 0.1 MMbbl. Reserves presented include reserves associated with partner carry on the Okwok field.

(3) Proved, probable and possible as at December 31, 2006 as reported in the NSAI Reserve Report under "Forecast Prices and Costs Case".

Properties Descriptions

Addax Petroleum's principal oil and gas properties opportunities are in the West African countries of Nigeria, Gabon and Cameroon, as well as in the Joint Development Zone and the Kurdistan Region of Iraq.

The future development and exploration plans for each of Addax Petroleum's properties are as described below. Due to the sharing of resources, well results and potentially unforeseen circumstances, the future development and exploration plans may change significantly throughout the planning period.

Nigeria

Within Nigeria, Addax Petroleum has various interests in three PSCs (OML123/124, OML126/OPL225 and OPL291) and one joint venture agreement (Okwok) covering five offshore properties and one onshore property. Five of the properties are operated by Addax Petroleum and the Corporation conducts operations on the sixth property, Okwok, in its capacity as technical advisor. Three of the properties are producing, one is a development property and two are exploration properties.

The Corporation produced an average of 86,300 bbl/d from its Nigeria properties in 2006 and expects its total production from Nigeria to average between 100,000 bbl/d and 105,000 bbl/d in 2007. As at December 31, 2006, NSAI estimates the Corporation's gross proved reserves for Nigeria to be 116.0 MMbbl, gross proved plus probable reserves to be 215.4 MMbbl and gross proved plus probable plus possible reserves to be 292.9 MMbbl. The Corporation has budgeted capital expenditures in Nigeria of $875 million in 2006.


OML124
DELTA
IMO
ABIA
NIGERIA
CROSS RIVER
RIVERS
AKWA IBOM
CAMEROON
BAYELSA
N
OML123
Ngosso
Okwok
OPL225
OML126
ATLANTIC OCEAN
OPL291
EQUATORIAL GUINEA
0 12.5 25 50 75 100
Kilometers

The development of the natural gas industry, including the cessation of associated natural gas flaring by 2008, is a high priority for the Nigerian government. Currently, the Corporation's PSCs in Nigeria relate solely to commercial oil development but include the right to negotiate commercial terms with NNPC for natural gas development in the properties. Addax Petroleum's natural gas strategy is intended to ensure that the Corporation complies with the requirement to cease associated natural gas flaring and also to position the Corporation to assist with, and participate in, the monetization of existing and future associated and non-associated natural gas reserves. The Corporation is currently in discussions and various approval processes with NNPC to supply natural gas from all of its producing properties in Nigeria.

OML123

Overview


APD(N)L - OML 123
KITA MARINE
NORTH ORON
ORON WEST
ORON EAST
ADNG
AKAM
IBENO
ADANGA NORTH HORST
ADANGA
EBUGHU
+
EXTENSIONS
BOGI
MIMBO
NIGERIA
CAMEROON
ANTAN
ORIENTAL - OML 115
Producing Oil Field
Unappraised Oil Discovery (UAD)
Undeveloped Gas Field
Prospect
ICJ Borderline
km

OML123 is the Corporation's largest property as measured by reserves and production. During 2006, OML123 produced an average of 50,140 bbl/d of oil from 53 wells. Oil gravity ranges between 19° and 38° API. As at December 31, 2006, NSAI estimates the Corporation's gross proved reserves for OML123 to be 70.8 MMbbl and gross proved plus probable reserves to be 142.3 MMbbl. The Corporation expects its production from OML123 to average between 62,000 bbl/d and 66,000 bbl/d in 2007.

OML123 is located offshore approximately 60 km south of the town of Calabar in the south-eastern part of Nigeria and covers an area of 90,700 acres (367 km^2) in water depths ranging from 3 to 40 m. OML123 contains eight producing oil fields (Adanga, Oron West, North Oron, Ebughu and extensions, Adanga North Horst and Akam, Bogi, and Mimbo) and one undeveloped oil field (Kita Marine). There are also four unappraised oil discoveries (Inagha, Adanga East, Adanga West and Ebughu NE-A), one large 8,600 acre (35 km^2) undeveloped gas discovery (Oron East) and several exploration prospects. Total capital expenditures for OML123 are budgeted to be \$608 million in 2007, including \$96 million on exploration and appraisal activities.

Under the International Court of Justice ruling of October 2002, the Disputed Area includes a small part of OML123 (8,400 acres, 33.9 km^2). The Joint Border Commission which was set up by the governments of Nigeria and Cameroon to study the implications of the ruling has not yet reached a decision about how the Corporation's operations will be treated. The Disputed Area has been excluded from the acreage and property descriptions in this AIF. Reserves presented in this AIF exclude reserves in the Disputed Area except for certain reserves attributable to existing producing wells in the Disputed Area which amount to proved reserves of 0.1 MMbbl.

In 2003, Addax Petroleum received approval from NNPC for the conversion of OPL98 into OML123, effective July 2002. The Corporation was not required to relinquish a portion of the area of OML123 in connection with the formal grant of OML123; however, the Corporation has received advice from Nigerian counsel that further relinquishment will be required on the tenth anniversary of the July 2002 effective date.

Production and Reserves

The following table summarizes the Corporation's production and reserves in OML123.

		Average Oil Production		Gross Oil Reserves[1][2]		
Field	Number of Oil Producing Wells[3]	December 2006 (bbl/d)	12 Months Ended December 31, 2006 (bbl/d)	Proved (MMbbl)	Proved plus Probable (MMbbl)	Proved plus Probable plus Possible (MMbbl)
Adanga	18	19,820	18,800	20.7	48.5	61.5
Oron West and North Oron	8	17,240	16,500	21.4	45.0	46.6
Ebughu (and extensions)	18	10,470	12,550	14.5	18.4	27.5
Adanga North Horst	1	970	1,280	5.9	16.3	24.6
Other Producing Fields	3	790	1,010	1.5	5.0	16.5
Kita Marine (and extensions)	0	-	-	6.7	9.0	12.3
Total	**48**	**49,290**	**50,140**	**70.8**	**142.3**	**189.0**

Notes:

(1) Proved, probable and possible reserves as at December 31, 2006, as reported in the NSAI Reserve Report under "Forecast Prices and Costs Case".

(2) Reserves presented exclude reserves in the Disputed Area of OML123 offshore Nigeria except for certain reserves attributable to existing producing wells in the Disputed Area which amount to proved reserves of 0.1 MMbbl.

(3) As at December 31, 2006.

Production Facilities

The producing fields in OML123 are operated as a common development area. The key production facility is an FPSO which gathers produced crude oil from production or wellhead platforms on each field. At the OML123 FPSO, crude oil is processed to export specifications, stored and offloaded directly to ocean going tankers.

In 2006, Addax Petroleum replaced the former FPSO in OML123 with a new FPSO, the Knock Adoon, in order to maximize production capacity and improve cost efficiency. The Knock Adoon has a nameplate processing capacity of 60 Mbbl/d of crude oil, a total liquids (oil and water) processing capacity of 140 Mbbl/d and a storage capacity of 1.7 MMbbl of crude oil and incorporates an off-loading buoy terminal to better facilitate offloading during periods with strong currents and to accommodate larger tankers. The Knock Adoon is under a time charter with a subsidiary of Fred Olsen Production A.S., the term of which is anticipated to expire in June 2014, with extension periods of up to a further eight years at the Corporation's option.

In order to maximize the use of the OML123 production facilities, Addax Petroleum has an agreement with the OML114 Parties who operate the adjacent OML114, to store and export all of the crude oil produced from their license area. In return, the OML114 Parties pay the Corporation for their share of the expenses for the operation of the OML123 FPSO.


OML123 Facilities
ORWS
ORON
ADN A
UKPAM
UKPAM DEEP
AKAM PP
ADN EWT
ADRP2
ADPP
ADSI
ADSW
ADS
TPU
EDE
EBPP
BOGI
FPSO
Knock Adoon
CALM
Existing Facilities in 2006
Planned Facilities in 2007
Production Platform
Wellhead Platform
Free Standing Conductor

Associated natural gas produced on OML123 is currently used for gas lift and fuel gas to aid oil production while the excess is flared by Addax Petroleum. NNPC, the owner of all natural gas in Nigeria, has informed the Corporation that it has targeted to use OML123 to supply 140 mmcf/d of natural gas to a new power generation plant at Calabar. If this project proceeds, it would aid the Corporation in achieving its objective of complying with the "Flares Down by 2008" policy announced by the Nigerian government. The Corporation believes its participation in this gas supply project will position it to participate in the supply of non-associated gas under separate supply arrangements in the future.

The currently proposed gas supply project from OML123 contemplates the construction of gas gathering pipelines to bring associated gas from existing oil facilities to a new fixed structure gas compression facility at Adanga. The Corporation has also developed a contingency plan which may be required in order to comply with the "Flares Down by 2008" policy in the event that the new power generation plant at Calabar or the gas delivery system are not completed in the required timeframe. This contingency plan includes constructing the new fixed structure natural gas compression facility with the capability of either exporting or re-injecting the produced natural gas. The Corporation is also currently studying the subsurface technical work necessary to fully evaluate gas re-injection options and well numbers.

Fields

Adanga

The Adanga field, discovered in 1980 and producing since 1986, is Addax Petroleum's principal producing field in OML123. During 2006, Adanga produced an average of 18,800 bbl/d of oil from 19 wells with an average watercut of 12 per cent. Oil gravity averaged 34° API. As at December 31, 2006, NSAI estimates the Corporation's gross proved reserves for the Adanga field to be 20.7 MMbbl and gross proved plus probable reserves to be 48.5 MMbbl.

The Adanga field is located in water depths ranging from 10 to 20 m and covers an area of approximately 2,800 acres (11.3 km^2) in the central part of OML123. First production started in 1986 from the Adanga main block through one vertical and eight deviated wells drilled from the Adanga Platform. Following a detailed 3D seismic interpretation, Addax Petroleum modelled the field in 1999-2000 and undertook an extensive appraisal and development drilling program in the southern blocks, beginning in 2001. In 2006, the Corporation drilled four appraisal wells all of which were subsequently further extended as horizontal production wells. The Corporation continues to evaluate infill and step-out drilling locations at Adanga and, in 2007, the Corporation plans to drill one appraisal well, which it expects to extend as a horizontal production well, three new production wells and one water injection well. The Corporation will also initiate water injection using facilities installed on the OML123 FPSO. Most of the field's well completions are equipped with gas lift capability.

Wells from the Adanga field produce through the Adanga Platform, installed in 1986, and three satellite wellhead platforms, installed in 2003. In the second quarter of 2004, a new riser platform tied-in to a leased TPU was commissioned at Adanga, at which time all production was handled by the TPU. The TPU now handles all initial processing in the Adanga area prior to pumping to the FPSO. In addition, the TPU allows production from the wells in the nearby Ebughu field extensions, which could not otherwise be accommodated on the Adanga Platform or on the Ebughu Platform. Adanga Platform redevelopment commenced in 2006, including the acquisition of a new TPU, and will continue in 2007.

Oron West and North Oron

Oron West was discovered by Addax Petroleum in 2002 and North Oron was successfully appraised in the same year. The Corporation commenced oil production from Oron West and North Oron in 2004. During 2006, Oron West and North Oron produced an average of 16,500 bbl/d from 10 wells with an average watercut of two per cent. Oil gravity averages 38° API in Oron West and 27° API in North Oron. As at December 31, 2006, NSAI estimates the Corporation's gross proved reserves for the Oron West and North Oron fields to be 21.4 MMbbl and gross proved plus probable reserves to be 45.0 MMbbl.

The fields are located in water depth of approximately 8 m and cover an area of approximately 1,200 acres (4.9 km^2) in the northwest sector of OML123. In 2006, the Corporation drilled two horizontal production wells on North Oron. In 2007, the Corporation plans to drill eight new production wells at Oron West and one new oil production well at North Oron. A production well jacket (Oron West-South) is planned to be installed in 2007 and water injection is planned to start using facilities installed on the OML123 FPSO.

Ebughu (and extensions)

The Ebughu field, discovered in 1980 and producing since 1988, along with the extensions is Addax Petroleum's third largest producing field in OML123. During 2006, Ebughu produced an average of 12,550 bbl/d of oil from 19 wells with an average watercut of 49 per cent. Oil gravity ranges between 20° API in the Ebughu field and 28° API in its northeast extension. As at December 31, 2006, NSAI estimates the Corporation's gross proved reserves for the Ebughu field and extensions to be 14.5 MMbbl and gross proved plus probable reserves to be 18.4 MMbbl.

The Ebughu field is located in water depth of approximately 30 m and covers an area of approximately 2,600 acres (10.6 km^2) in the southern part of OML123. Following a successful three-well appraisal program in 1984, the prior operator installed the Ebughu Platform in 1988 and completed two wells which began producing in 1988. In 1996, a pilot horizontal production well was drilled between the existing two wells. Since 1999, Addax Petroleum has embarked on an extensive appraisal and development drilling program resulting in the discovery of five field extensions. In 2006, the Corporation did not have any drilling activity at Ebughu. The Corporation plans to drill four development wells and one appraisal well on Ebughu in 2007.

Adanga North Horst

The Adanga North Horst field was discovered in 1986 and appraised in 1996, and further appraisal and development plans are in progress. During 2006, Adanga North Horst produced an average of 1,280 bbl/d from an extended well test with an average watercut of less than one per cent. Oil gravity averaged 19° API. As at December 31, 2006, NSAI estimates the Corporation's gross proved reserves for the Adanga North Horst field to be 5.9 MMbbl and gross proved plus probable reserves to be 16.3 MMbbl.

The Adanga North Horst field is located in 10 m water depth and covers an area of approximately 1,100 acres (4.5 km^2) in the central part of OML123. In the first quarter of 2006, an extended production test was started from one horizontal well in the Adanga North Horst field and is ongoing. In 2007, the Corporation plans to commence the development of Adanga North Horst by drilling three horizontal production wells.

Other Producing Fields (Akam, Bogi and Mimbo)

The Akam, Bogi and Mimbo fields were discovered in and have been producing since the 1980s. During 2006, combined production from six wells in these fields averaged 1,010 bbl/d. Oil gravity ranges between 28° and 39° API. As at December 31, 2006, NSAI estimates the Corporation's gross proved reserves for these fields to be 1.5 MMbbl and gross proved plus probable reserves to be 5.0 MMbbl.

The Akam, Bogi and Mimbo fields are located in 10 to 40 m water depth and cover a combined area of approximately 1,700 acres (6.9 km^2). The Corporation did not conduct any drilling activity at these fields in 2006. In 2007, the Corporation plans to drill one appraisal well at Akam with further drilling plans contingent on the outcome of this well. No further drilling activity or significant capital expenditures are planned for the remaining two fields.

Kita Marine (and extensions)

The Kita Marine field was discovered in 2005 and further appraisal and development plans are being developed internally. As at December 31, 2006, NSAI estimates the Corporation's gross proved reserves for Kita Marine to be 6.7 MMbbl and gross proved plus probable reserves to be 9.0 MMbbl.

The Kita Marine exploration well encountered a total of 100 ft of oil in a reservoir at a depth of 4,750 ftss which tested at 1,000 bbl/d of 28° API gravity oil. During 2006, two exploration wells were drilled on different blocks of Kita Marine. One well discovered oil and the other discovered gas. The Corporation plans to commence development of the Kita Marine field in 2008.

Unappraised Discoveries and Exploration

In addition to the existing fields, there are five unappraised discoveries in OML123 which are the Oron East gas discovery drilled in 1975, the Inagha, Adanga West and Ebughu NE-A oil discoveries drilled in 2002 and the Adanga East oil discovery drilled in 2005. During 2006, the Corporation drilled the two exploration wells at Kita Marine as well as one exploration well to a structure adjoining Adanga North Horst which was unsuccessful. The Corporation plans to drill two exploration wells in 2007 at Antan and an additional two exploration wells in 2008 at Adanga North Graben and Ibeno.

The Corporation has concluded an in-depth study of the remaining exploration potential of OML123 based upon full 3D seismic survey and existing well data. The study classed the remaining exploration potential into near field potential clusters, which can be drilled from or which are readily accessible to existing production facilities, and prospect clusters which may require additional platforms and pipelines to connect to existing facilities. Each cluster contains multiple prospects. Four near field potential clusters and five prospect clusters were identified.

Budgeted Capital Expenditures

Capital expenditures for OML123 are budgeted to be $608 million in 2007. The following table summarizes the budgeted capital expenditures for OML123.

License/Category	Development			Exploration, Appraisal & Other	Total
	Drilling	Facilities & Other	Total		
	($million)	*($million)*	*($million)*	*($million)*	*($million)*
Infrastructure					
Adanga Redevelopment	-	53	53	-	53
Others	-	38	38	-	38
subtotal	-	91	91	-	91
Field Development					
Adanga	77	42	119	-	119
Oron (North and West)	115	80	195	-	195
Ebughu	27	-	27	-	27
Others	67	13	80	-	80
subtotal	286	135	421	-	421
Exploration & Appraisal	-	-	-	96	96
Total	**286**	**226**	**512**	**96**	**608**

The budgeted capital expenditures will fund a three-rig drilling program that includes:

- infill and extension drilling in the Adanga and Ebughu fields;
- the completion of water injection projects in the Adanga and Oron West fields;
- the ongoing development of the Oron West and North Oron fields;
- commencing development of the Adanga North Horst field;
- appraisal drilling in the Adanga, Akam and Ebughu fields; and
- two exploration wells.

The budgeted capital expenditures will also fund significant infrastructure investment to sustain future production, including the redevelopment of the Adanga field facilities to increase processing capacity and accommodate the gathering of associated gas, as well as facilities investment to aid in the continuing development of the Adanga and Oron fields.

In addition to its budgeted capital expenditures for 2007, the Corporation estimates that the additional cost through 2007 and 2008 to construct the necessary associated gas gathering, compression and re-injection facilities will be approximately $134 million. The Corporation believes that this cost will be the direct responsibility of the Corporation to fund but will be fully recoverable under the terms of the OML123/124 PSC.

OML124

Overview

OML124 is the Corporation's smallest producing property as measured by reserves and production. During 2006, OML124 produced an average of 3,840 bbl/d of oil from 16 wells. Oil gravity ranges between 29° and 48° API. With the exception of a one week long stoppage to production during September 1999, there has been no unplanned disruption to production from OML124. As at December 31, 2006, NSAI estimates the Corporation's gross proved reserves for OML124 to be 15.2 MMbbl and gross proved plus probable reserves to be 21.0 MMbbl. The Corporation expects its production from OML124 to average between 4,000 bbl/d and 6,000 bbl/d in 2007.

OML124 is located onshore in Imo State, approximately 100 km north of Port Harcourt, and covers an area of 74,100 acres (300 km^2) on the northeast edge of the Niger Delta. OML124 contains two producing fields, Ossu and Izombe, the latter extending as the Jisike field to the southeast into the adjacent OML53 held by the Chevron/NNPC joint venture. OML124 also contains seven exploration prospects the most attractive of which is the Okaka prospect in the southeast part of the property. Total capital expenditures for OML124 are budgeted to be $25 million in 2007.


OPL 228
OML 124
SHELL - OML 20
OSSU
IZOMBE
JISIKE
Producing Oil Field
Prospect

In 2003, Addax Petroleum received approval from NNPC for the conversion of OPL118 into OML124, effective July 2002. The Corporation was not required to relinquish a portion of the area of OML124 in connection with the formal grant of OML124; however, the Corporation has received advice from Nigerian counsel that further relinquishment will be required on the tenth anniversary of the July 2002 effective date.

Production and Reserves

The following table summarizes the Corporation's production and reserves in OML124.

		Average Oil Production		Gross Oil Reserves[1]		
Field	**Number of Oil Producing Wells[2]**	**December 2006**	**12 Months Ended December 31, 2006**	**Proved**	**Proved plus Probable**	**Proved plus Probable plus Possible**
		(bbl/d)	*(bbl/d)*	*(MMbbl)*	*(MMbbl)*	*(MMbbl)*
Izombe	7	2,100	1,910	6.6	8.6	16.9
Ossu	6	2,350	1,930	8.6	12.3	19.7
Total	**13**	**4,450**	**3,840**	**15.2**	**21.0**	**36.7**

Notes:

(1) Proved, probable and possible reserves as at December 31, 2006 as reported in the NSAI Reserve Report under "Forecast Prices and Costs Case".

(2) As at December 31, 2006.

Production Facilities

The Ossu and Izombe fields are operated as a common production area. Production facilities include the Izombe Flow Station, gas compressors, water injection pumps and three flow lines from Ossu to the Izombe Flow Station. The Corporation has an agreement with a Chevron/NNPC joint venture whereby crude oil produced from the Chevron/NNPC Jisike field is processed at the Izombe Flow Station in return for the payment of a tariff to Addax Petroleum. The Ossu, Izombe and Jisike crudes are all processed at the

Izombe Flow Station and transported via an export pipeline to Ebocha. From Ebocha, the oil is transported through the Agip/NNPC joint venture's pipeline to their Brass River Terminal.

At the present time all of the associated natural gas being produced with the oil from OML124 is re-injected to aid oil production. The Corporation, together with a consortium of private Nigerian investors, is contemplating the construction of an LPG facility and an export terminal. The Corporation is completing detailed design studies relating to the supply of natural gas to and construction of this LPG facility which would be located adjacent to the existing Izombe Flow Station. This project requires a supply of a total of 40 mmcf/d of associated and non-associated natural gas from the Ossu and Izombe fields. The LPG plant is expected to produce propane, butane, condensate and residue lean gas. The Corporation expects that the condensate would be blended with oil at the Izombe Flow Station for export. Propane and butane sales will be focused on the domestic markets. The Corporation continues to have discussions with NNPC for the supply of associated and non-associated natural gas in OML124 following the removal of LPG components to a local gas-powered electricity generation plant, thereby complying with the "Flares Down by 2008" policy.

Fields

Izombe

The Izombe field, discovered in 1974 and producing since 1975, is Addax Petroleum's principal producing field in OML124. During 2006, Izombe produced an average of 1,910 bbl/d from nine wells with an average watercut of 87 per cent. Oil gravity ranges between 35° and 40° API. As at December 31, 2006, NSAI estimates the Corporation's gross proved reserves for the Izombe field to be 6.6 MMbbl and gross proved plus probable reserves to be 8.6 MMbbl.

The Izombe field is located in a relatively densely populated dry land area covered by farmlands, shrubs and secondary rain forest, at an elevation of 45 to 60 m above mean sea level, and covers an area of approximately 1,600 acres (6.4 km^2) in the southern part of OML124. The Corporation did not conduct any drilling activity at Izombe in 2006. In 2007, the Corporation plans to drill one new production well and work-over up to three existing wells in the Izombe field.

Ossu

The Ossu field was discovered in 1973 and has been producing since 1976. During 2006, Ossu produced an average of 1,930 bbl/d from seven wells with an average watercut of 84 per cent. Oil gravity ranges between 29° and 48° API. As at December 31, 2006, NSAI estimates the Corporation's gross proved reserves for the Ossu field to be 8.6 MMbbl and gross proved plus probable reserves to be 12.3 MMbbl.

The Ossu field is located approximately 4 km to the west of the Izombe field at an elevation of 25 m above mean sea level in a drowned river valley affected by seasonal flooding which limits the access to the field during the rainy season. The field covers an area of approximately 2,300 acres (9.3 km^2) in the south western part of OML124. In 2006, the Corporation drilled one appraisal well into an undeveloped compartment and worked over another well. In 2007, the Corporation plans to drill two new production wells and work-over up to two existing wells in the Ossu field.

Unappraised Discoveries and Exploration

In 2002, the Corporation concluded a comprehensive acreage and prospect evaluation study based on 3D and 2D seismic surveys and existing well data. Several prospects with possible commercial potential were identified in the north eastern sector of OML124. The Corporation plans to drill the Okaka prospect in mid 2008.

Budgeted Capital Expenditures

Total capital expenditure budgeted for OML124 is $25 million for 2007. In addition to its budgeted capital expenditures for 2007, the Corporation estimates the total investment to complete the contemplated LPG project would be approximately $97 million of which $32 million would be incurred by Addax Petroleum to supply feed gas and $65 million would be incurred by Addax Petroleum and by other private sector investors to fund the construction of the Izombe LPG plant. It is expected that private sector investors would hold a 60 per cent interest in the LPG plant and the Corporation would hold the remaining 40 per cent interest. The LPG plant would be constructed and initially operated by Addax Petroleum. The Corporation intends to make a final investment decision regarding the LPG project by the second quarter of 2007. If the Corporation decides to proceed, it expects the plant to be operational in late 2008. The Corporation estimates its total share of the capital investment would be approximately $58 million, of which $15 million is expected to be spent by the Corporation in 2007 with the balance of $43 million to be spent in 2008. Of the Corporation's capital expenditure, the $35 million incurred to supply feed gas would be recoverable over a five year period under the terms of OML123/124 PSC.

OML126

Overview

OML126 is the Addax Petroleum's newest producing property in Nigeria having been the Corporation's largest greenfield development to date. OML126 accounts for the majority of the Corporation's recent production growth with production commencing in March 2005. During 2006, OML126 produced an average of 32,320 bbl/d of oil from 12 wells. Oil gravity ranges between 35° and 38° API. As at December 31, 2006, NSAI estimates the Corporation's gross proved reserves for OML126 to be 30.0 MMbbl and gross proved plus probable reserves to be 43.1 MMbbl. The Corporation expects its production from OML126 to average between 32,000 bbl/d and 36,000 bbl/d in 2007.

OML126 is located 90 km offshore south of Port Harcourt, close to the edge of the continental shelf, in water depth averaging 130 m and covers an area of 178,300 acres (721.5 km^2). The southern half of OML126 has been completely surveyed by 3D seismic and contains two producing oil fields (Okwori and Nda), three undeveloped oil discoveries and six exploration prospects. Total capital expenditures for OML126 are budgeted to be $133 million in 2007, including $63 million on exploration and appraisal activities.



OPL225
SHELL - OML74
SHELL - OML72
OML 126
NPDC
OML119
ASH-1
ASH-2
NK-1
NK-A
OKWORI
NW-1
Nda
TOTAL - OPL221
CONOCOPHILLIPS - OPL220
0
10
Km
N
Producing Oil Field
Unappraised Oil Discovery
Prospect
Lead
Proposed Area for Relinquishment

During 2006, Addax Petroleum received approval from NNPC for the conversion of OPL90 into OML126. The Corporation was not required to relinquish part of the area of OML126 in connection with the formal grant of OML126; however, the Corporation believes that further relinquishment will be required on the tenth anniversary of the November 25, 2004 effective date.

Production and Reserves

The following table summarizes the Corporation's reserves and production in OML126.

Field	Number of Oil Producing Wells[2]	Average Oil Production: December 2006 (bbl/d)	Average Oil Production: 12 Months Ended December 31, 2006 (bbl/d)	Gross Oil Reserves[1]: Proved (MMbbl)	Gross Oil Reserves[1]: Proved plus Probable (MMbbl)	Gross Oil Reserves[1]: Proved plus Probable plus Possible (MMbbl)
Okwori	8	26,600	25,280	19.9	28.1	35.7
Nda	4	14,190	7,040	10.1	15.0	20.8
Total	**12**	**40,790**	**32,320**	**30.0**	**43.1**	**56.5**

Notes:

(1) Proved, probable and possible reserves as at December 31, 2006 as reported in the NSAI Reserve Report under "Forecast Prices and Costs Case".

(2) As at December 31, 2006.

Production Facilities

The Okwori and Nda fields in OML126 are operated as a common development area. Individual wells in each field are connected to the FPSO Sendje Berge by individual sub-sea flow lines. At the OML126 FPSO, crude oil is processed to export specifications, stored and offloaded directly to ocean going tankers.

The OML126 FPSO has a nameplate processing capacity of 38 Mbbl/d of crude oil, a total liquids (oil and water) processing capacity of 60 Mbbl/d and a storage capacity of approximately two MMbbl of crude oil. The OML126 FPSO is under a time charter from Sendje Berge Ltd., a company within the Norwegian shipping group Bergesen now owned by Worldwide Shipping of Hong Kong. The term of the charter expires in February 2009, with extension periods of up to an additional four years at the Corporation's option.

The production facilities at OML126 have been designed to accommodate additional production from future satellite developments, if planned exploration drilling results in commercial oil discoveries. The Corporation anticipates that throughout 2007 there will be continuous drilling and well hook-up activity on the property including some exploration drilling, with the exception of a three month period where the drilling rig is scheduled for inspection and maintenance.


OML126 - OKWORI / NDA
FPSO
Sendje Berge
OKWORI
NDA
OML126
NDA
OKWORI

The Corporation believes that the known associated natural gas resource on OML126 is insufficient to justify commercial development. To cease flaring on OML126, Addax Petroleum has proposed to NNPC to construct a gas gathering pipeline from the OML126 FPSO to a new gas trunk line to be built by an adjacent operator. The associated gas would be sold to this operator. Finalisation of the project detail for the gas gathering pipeline and FPSO topside modifications is expected to take place in 2007 and the installation to be completed by the end of 2008. The capital expenditures of approximately $35 million for the gas gathering pipeline will be funded by Addax Petroleum over the next two years.

Fields

Okwori

The Okwori field, discovered in 1972 and appraised in 1973 by Occidental, was further appraised in the mid-1990s by a previous operator and declared commercial in 1996. Addax Petroleum began development of the Okwori field in July 2004 and commenced production from the Okwori field in March

2005. During 2006, the Okwori field produced an average of 25,280 bbl/d of oil from eight wells with an average watercut of nine per cent. Oil gravity ranges between 35° and 38° API. As at December 31, 2006, NSAI estimates the Corporation's gross proved reserves for the Okwori field to be 19.9 MMbbl and gross proved plus probable reserves to be 28.1 MMbbl.

The Okwori field is located in 110 to 150 m water depth and covers approximately 2,700 acres (11 km^2) in the southern part of OML126. As of the end of December 2006, eight producing wells have been successfully drilled and tied in to the FPSO on the Okwori field. All wells have been fitted with downhole expandable sand screens designed to exclude the production of sand. In 2006, the Corporation drilled two production wells to complete the first phase of the Okwori field development. In 2007, the Corporation plans to drill two new appraisal wells (which will be converted to production wells if successful) as part of the second phase of Okwori field development and work-over two existing development well.

When the OML126/225 PSC was awarded to Addax Petroleum in 1998, TOTAL, which held a 50 per cent farm-in interest in the previous operator's PSC, was given an option to retain a 50 per cent interest in the area. This option was replaced by a reimbursement agreement between TOTAL and Addax Petroleum dated October 24, 2000, whereby TOTAL is entitled to an eight per cent net profit interest in only the Okwori field.

Nda

The Nda field was discovered by Addax Petroleum in July 2004 and first production was achieved by the Corporation in July 2006. During 2006, the Nda field produced an average of 7,040 bbl/d of oil from four wells with watercut of less than one per cent. Oil gravity ranges between 35 ° and 37° API. As at December 31, 2006, NSAI estimates the Corporation's gross proved reserves for the Nda field to be 10.1 MMbbl and gross proved plus probable reserves to be 15.0 MMbbl.

The Nda field is located adjacent to the Okwori field in a similar water depth and covers approximately 250 acres (1 km^2) in the southern part of OML126. The Nda field was developed as a subsea tie-back to the OPL126 FPSO. In 2006, the Corporation drilled three appraisal wells and three horizontal production wells. In 2007, the Corporation plans to drill two more appraisal wells to complete the Nda field development.

Unappraised Discoveries and Exploration

Addax Petroleum commenced its exploration on OML126 in 2004 by drilling one exploration commitment well. The exploration commitment well discovered the Nda field as discussed above. In the fourth quarter of 2006, two unsuccessful exploration wells were drilled by the Corporation to test the Okporo and Sengi prospects on OML126. In the first quarter of 2007, the Nda West prospect was also unsuccessfully tested. The Corporation plans to drill one further prospect, Asha, in 2007.

Budgeted Capital Expenditures

Capital expenditures on OML126 are budgeted to be $133 million in 2007, including $63 million on exploration and appraisal activities.

License/Category	Development			Exploration, Appraisal & Other	Total
	Drilling	Facilities & Other	Total		
	($million)	*($million)*	*($million)*	*($million)*	*($million)*
Field Development					
Okwori	56	14	70	-	70
subtotal	56	14	70	-	70
Exploration & Appraisal	-	-	-	63	63
Total	**56**	**14**	**70**	**63**	**133**

The budgeted capital expenditures will fund a one-rig drilling program in OML126 that includes:

- continued development and appraisal drilling in the Okwori and Nda fields; and
- processing of seismic and drilling of two exploration wells (Nda West and Asha).

The rig is also scheduled to leave the property for three months during the second quarter of 2007 for regularly scheduled inspection. Also included in the Corporation's budgeted capital expenditures for 2007 is $16 million for construction of the proposed gas gathering pipeline. The Corporation estimates that the total cost to construct the proposed gas gathering pipeline will be $35 million to be spent by the end of 2008.

OPL225

Overview

OPL225 is a prospective exploration property, offshore Nigeria, and has the largest surface area of any of the Corporation's properties in Nigeria. OPL225 is immediately adjacent to the Corporation's OML126 property and is covered under the same PSC. While the Corporation currently does not have any production or reserves on OPL225, historical drilling activity indicates the presence of potentially significant hydrocarbons which are primarily natural gas.

OPL225 is located 90 km offshore south of Port Harcourt, close to the edge of the continental shelf, in water depths ranging between 50 and 210 m and covers an area of 241,900 acres (978 km^2). OPL225 was surveyed by 870 km^2 of 3D seismic in early 2006 and it contains several potentially commercial natural gas discoveries (Shokoloko, Toriye, Odum, Asanga and Ofrima), four oil prospects (Ofrima North, Odum South East, Udele North East and Kula Kula) and a number of shallow and deep leads. Total capital expenditures for OPL225 are budgeted to be $36 million in 2007.


SHELL - OML77
OPEN ACREAGE
ENI - OML116
OPL225
SHELL - OML74
OML126
SHELL - OML72
NPDC
OML119
SUNLINK - OPL238
SOLGAS - OPL226
OF-1
AS-1
OD-1
TO-1
UD-1
UG-1
AO-1
SH-1
ASH-1
NK-1
NK-A
OKWORI
Nda
NW-1
TOTAL - OPL221
STATOIL
OPL218
SHELL - OPL219
CONOCOPHILLIPS - OPL220
0
10
Km
N
Producing Oil Field
Unappraised Oil Discovery
Prospect
Lead
Proposed Area for Relinquishment

During 2006 and early 2007, the Corporation held discussions with and submitted an application to NNPC regarding the relinquishment of 58 per cent of the area of OPL225, excluding any areas in which petroleum had been discovered in commercial quantities, as required in accordance with the terms of the OML126/225 PSC. The Corporation expects to receive approval from NNPC in early 2007 regarding the proposed area to be relinquished. The area proposed for relinquishment for OPL225 has been excluded from the acreage, property descriptions and reserve and resource estimates in this AIF except as otherwise stated.

Production and Reserves

There has been no production to date and no reserves booked for OPL225.

Production Facilities

Addax Petroleum believes that there may be synergies for OPL225 and OML126 as commercial oil production on OPL225 could potentially be developed using production, storage and offloading facilities on the OML126 FPSO vessel. Facility sharing in this manner would allow the Corporation to develop the OPL225 in a cost effective manner while also reducing unit operating costs at OML126.

Unappraised Discoveries and Exploration

Exploration in OPL225 was initiated by Occidental which drilled the Shokoloko discovery well in 1972. This well was production tested at 6.1 Mbbl/d of oil. Occidental, however, relinquished the block in 1975 following the drilling of three additional exploration wells, one of which encountered natural gas. Commencing in 1979, Elf drilled three mainly natural gas bearing exploration wells but then relinquished OPL225 in 1983. Addax Petroleum commenced its exploration on OPL225 in 2004 by drilling one exploration commitment well. The exploration well drilled by the Corporation in OPL225 found two small accumulations of non-associated natural gas. The Corporation's prospect portfolio consists mainly of medium to large natural gas structures.

During 2006, the Corporation processed a 870 km^2 3D seismic survey and has identified several further exploration drilling opportunities. In 2007, the Corporation plans to drill two exploration wells with a third to follow in 2008.

Budgeted Capital Expenditures

Capital expenditures on OPL225 are budgeted to be $36 million in 2007 which will fund the drilling of two exploration wells.

<u>OPL291</u>

Overview

OPL291 is a highly prospective deepwater exploration block offshore Nigeria in which the Corporation acquired a 72.5 per cent interest and operatorship in October 2006 from Starcrest. Starcrest retained the remaining 27.5 per cent.

OPL291 is located approximately 130 km off the Nigerian coast, where the water depth ranges from approximately 1,000 to 2,300 m and covers a gross area of 318,100 acres (1,287 km^2). OPL291 is immediately adjacent to OML127 (to the east) which contains the Agbami and Ikija fields, operated by Chevron, and OPL242 (to the west) operated by Devon Energy.


OPL214
ExxonMobil
OPL215
Total
OPL242
Devon Energy
OPL291
Addax Petroleum
OPL292
INC Natural
Resources
OPL255
OPL243
OML127
Chevron
OPL244
Nigerian Agip Oil Company
OPL245
Shell
N

Pursuant to the PSC signed by Addax Petroleum and Starcrest with NNPC, Addax Petroleum and Starcrest (i) paid a PSC signature bonus to NNPC of $55 million, (ii) shall undertake an initial investment of $75 million covering an initial work commitment which comprises the acquisition of 3D seismic and drilling one well, and (iii) have entered into a Memorandum of Understanding with NNPC to undertake an investment in an independent power project which would be developed with natural gas from a commercial development in OPL291 and on agreement with NNPC regarding the technical and commercial arrangements should the independent power project proceed.

Pursuant to a farm-in agreement with Starcrest, Addax Petroleum (i) paid 100 per cent of the OPL291 PSC signature bonus of $55 million to the Nigerian government, (ii) paid a farm-in fee of $35 million to Starcrest, and (iii) will pay Starcrest's share of OPL291 exploration and development costs which will be reimbursed to Addax Petroleum from Starcrest's share of production revenues from OPL291.

Production and Reserves

There has been no production to date and no reserves booked for OPL291.

Budgeted Capital Expenditures

Capital expenditures on OPL291 are budgeted to be $21 million in 2007 which will fund a 3D seismic survey in the second half of 2007.

Okwok

Overview

The Okwok property is a shallow water potential development opportunity offshore Nigeria in which the Corporation acquired a 40 per cent interest from Oriental Energy in July 2006. As at December 31, 2006, NSAI estimates the Corporation's gross proved plus probable reserves for Okwok to be 9.0 MMbbl.

The Okwok property covers a gross area of 22,500 acres (91 km^2) and is located approximately 45 km off the Nigeria coast in 35 to 50 m water depth due south of the town of Calabar. The Okwok property is within ExxonMobil's licence area OML67, immediately to the south of OML123.


Producing Oil Field
Unappraised Oil Discovery
Prospect
0
10
Km
EBUGHU
EXTENSIONS
BOGI
MIMBO
ORIENT · OML115
OKWOK

In late 2000, the governments of Nigeria and Equatorial Guinea concluded a maritime boundary treaty that removed 62 km^2 from an OML held by Oriental Energy that became part of Equatorial Guinea's Block B, the main beneficiary of which was ExxonMobil. Oriental Energy successfully petitioned the Nigerian government for compensation and in October 2001 the Nigerian government approved a compensation area for Oriental Energy in ExxonMobil's OML67 that included the Okwok property.

In September 2005, Addax Petroleum entered into the Oriental Joint Venture Agreement pursuant to which the Corporation agreed to acquire a 40 per cent interest in the Okwok property and conduct operations in its capacity as technical advisor. The Oriental Joint Venture Agreement became effective once the farm-in agreement between Oriental Energy and ExxonMobil was signed by the two parties and government approval was received in July 2006. Pursuant to the Oriental Joint Venture Agreement, Addax Petroleum made a cash payment of $35 million to Oriental Energy and will initially fund all capital and operating costs. During the cost recovery period, the Corporation will be entitled to 80 per cent of production from the

Okwok property until all capital costs have been recovered by the Corporation after which Addax Petroleum and Oriental Energy will be entitled to their pro rata share of production. As broker of the Oriental Joint Venture Agreement, Sovereign Oil & Gas Company II LLC will receive an overriding royalty interest of one per cent of all production from the Okwok property.

Production and Reserves

The following table summarizes the Corporation's reserves for the Okwok property. There has been no production to date; however, the Corporation's development plan anticipates first oil from Okwok as early as 2008.

		Average Oil Production		Gross Oil Reserves[1]		
Field	**Number of Oil Producing Wells[2]**	**December 2006**	**12 Months Ended December 31, 2006**	**Proved**	**Proved plus Probable**	**Proved plus Probable plus Possible**
		(bbl/d)	*(bbl/d)*	*(MMbbl)*	*(MMbbl)*	*(MMbbl)*
Okwok	-	-	-	-	9.0	10.8
Total	-	-	-	-	**9.0**	**10.8**

Notes:

(1) Proved, probable and possible as at December 31, 2006 as reported in the NSAI Reserve Report under "Forecast Prices and Costs Case". Reserves presented include reserves associated with partner carry on the Okwok field.

(2) As at December 31, 2006.

Production Facilities

Addax Petroleum believes that there may be significant synergies for the Okwok Property and OML123 as the commercial development of the Okwok property would likely use production, storage and offloading facilities on the OML123 FPSO vessel approximately 12 km to the north. Facility sharing in this manner will allow the Corporation to develop Okwok in a cost effective manner while also reducing unit operating costs at OML123.

Field Description

The Okwok field is located south of and adjacent to OML123, in water depth of approximately 50 m and covers a gross area of 22,500 acres (91 km^2). The Okwok field was discovered in 1967 by Mobil, with the first well encountering a gross oil bearing interval of approximately 70 ft in two main zones. The second well was drilled in 1968 to appraise a fault block to the east of the discovery well and encountered a gross oil bearing interval of approximately 150 ft. Two further wells have been drilled in the immediate area, the most recent of which was drilled by Oriental Energy and ConocoPhillips in 1993. Both of these wells were drilled on the edge of the main Okwok structure and while they only encountered minimal hydrocarbons they are useful in assisting to delineate the structure. None of these wells were production tested. The Okwok field has been surveyed by two 3D seismic surveys, the most recent of which was in 2004.

In 2006, Addax Petroleum and Oriental Energy conducted an exploration and appraisal program for the Okwok field to confirm the commercial potential of the field by drilling three wells and one sidetrack well. Two of the wells were flow tested during the exploration and appraisal program. The first well test produced at a rate of 400 bbl/d of light 32° API oil; however, the true flow potential of the well was not reached because of sand control problems. The second well test produced at a rate of 1,220 bbl/d of medium 26° API oil. Both wells are currently suspended for potential tie-back to production facilities.

Addax Petroleum and Oriental Energy are now in the process of incorporating the well data, oil properties and flow test data from this exploration and appraisal program into existing geological and engineering models. The new information will be used to evaluate the 2007 Okwok work program which the Corporation anticipates may include further appraisal drilling and potentially fast-track development planning.

Budgeted Capital Expenditures

Capital expenditures on Okwok are budgeted to be $35 million in 2007 which will fund further appraisal activity including the drilling of an additional appraisal well.

Oil Sales Arrangements

ABV purchases the Corporation's entitlement of crude oil from OML123, OML124 and OML126 pursuant to the Crude Oil Supply Agreements. Crude oil produced from OML123 is exported from the Antan Terminal and sold as Antan Blend. The Antan Blend includes oil delivered by the OML114 Parties. The Antan Blend may, in the future, include oil production from the Okwok property in the event that it is developed by Addax Petroleum. Crude oil produced from OML124 is transported by pipeline to the Brass River Terminal and commingled with crude oil from several third party oil fields. The resulting blend, known as Brass River Blend, is exported and sold at international prices. Crude oil produced from OML126 is exported from the Okwori Terminal and sold as Okwori Blend.

Addax Petroleum Crude Oil Premium/(Discount) to Brent Crude (Volume Weighted)[1]

	Year ended December 31,		
	2006	**2005**	**2004**
Sales and Marketing Volumes (MMbbl)			
Antan Blend	18.5	17.3	13.0
Brass River Blend	1.3	1.2	1.3
Okwori Blend	11.2	4.5	-
Dated Brent Crude Price ($/bbl)	65.11	54.38	38.22
Addax Petroleum Average Realized Prices ($/bbl)			
Antan Blend	61.71	50.71	36.56
Brass River Blend	66.90	54.82	39.37
Okwori Blend	66.34	60.23	-
Premium/(Discount) to Brent Crude ($/bbl)			
Antan Blend	(3.76)	(3.84)	(1.88)
Brass River Blend	1.32	0.27	0.49
Okwori Blend	1.27	1.04	-

Note:

(1) Premium/(Discount) to Brent Crude are reported on a volume weighted basis for both the crude in question and Brent Crude, whereas Dated Brent Crude prices are reported as averages of monthly values for the period. Accordingly, the difference between the reported average realized petroleum prices and Dated Brent Crude prices may not correspond to the Premium/(Discount) to Brent Crude.

Gabon

Within Gabon, Addax Petroleum has various interests in four PSCs covering four onshore license areas and four PSCs and a technical evaluation agreement covering five offshore license areas. The Corporation has four producing fields and Addax Petroleum expects a fifth field to commence production in 2007. The Corporation acquired all of its properties in Gabon, except for Kiarsenny, from Pan-Ocean Energy in September 2006. Pan-Ocean Energy previously conducted their operations in Gabon under the name PanAfrican Energy. Unless otherwise specified the information contained herein reflects the results of operations since Addax Petroleum assumed control of the properties on September 7, 2006.

Since Addax Petroleum acquired the assets in September 2006, the Corporation has achieved average daily production from its Gabon properties of 11,800 bbl/d or 3,750 bbl/d averaged over the full year. Addax Petroleum expects its working interest production from its Gabon properties to average between 25,000 bbl/d and 30,000 bbl/d in 2007. As at December 31, 2006, NSAI estimates the Corporation's gross proved reserves for Gabon to be 66.1 MMbbl, gross proved plus probable reserves to be 98.2 MMbbl and gross proved plus probable plus possible reserves to be 121.4 MMbbl. The Corporation has budgeted capital expenditures in Gabon of $248 million in 2007.


EQUATORIAL GUINEA
Kiarsseny
Libreville
Remboué
Port Gentil
GABON
ATLANTIC
OCEAN
Awoun
Maghena
Panthere NZE
Iris Marin
Ibekelia
Themis Marin
Etame Marin
Avouma
CONGO
N

Onshore Properties

Overview

The Gabon onshore properties form the bulk of the production and operations for Addax Petroleum in Gabon. In the last month of 2006, the Gabon onshore properties produced a combined average of 10,370 bbl/d of oil (Addax Petroleum's working interest). Oil gravity ranges between 33° and 36° API. As at December 31, 2006, NSAI estimates gross proved reserves for the Gabon onshore properties to be 57.6 MMbbl and gross proved plus probable reserves to be 83.7 MMbbl. The Corporation expects its working interest production from the Gabon onshore properties to average between 18,000 bbl/d and 22,000 bbl/d in 2007.

The Gabon onshore properties cumulatively cover a gross area of 317,200 acres (1,284 km^2) and consist of four license areas: Maghena, Panthere NZE, Awoun and Remboué. These license areas contain three producing oil fields (Tsiengui, Obangue and Remboué) and four undeveloped oil fields (Autour, Tsiengui West, Koula and Damier). Total capital expenditures for Gabon onshore properties are budgeted to be $209 million in 2007.


REMBO KOTTO
Perenco
Awoun
Shell Gabon
Maghena
Addax Petroleum
Tsiengui
Koula
Damier
Obangue
N
Panthere NZE
Addax Petroleum
M'Boukou-1
AVOCETTE
Total Gabon
Mokabou
Hareide
Pomarin
COUCAL
Total Gabon
GANGA
Perenco
TOUCAN
Shell
Autour
Panthere NZE
Addax Petroleum
0
5
10
15
20

Production and Reserves

The following table summarizes the Corporation's production and reserves in the Gabon onshore properties.

License	Field	Number of Oil Producing Wells[2]	Average Oil Production: December 2006 (bbl/d)	Average Oil Production: 12 Months Ended December 31, 2006 (bbl/d)	Gross Oil Reserves[1]: Proved (MMbbl)	Gross Oil Reserves[1]: Proved plus Probable (MMbbl)	Gross Oil Reserves[1]: Proved plus Probable plus Possible (MMbbl)
Maghena	Tsiengui	10	7,520	1,280	29.3	30.5	32.3
Panthere NZE	Obangue	5	2,080	570	20.0	36.2	41.8
	Autour	-	-	-	-	-	1.0
Awoun	Koula	-	-	-	7.0	10.8	14.4
	Tsiengui West	-	-	-	-	4.5	6.7
	Damier	-	-	-	-	0.4	0.4
Remboué	Remboué	7	770	250	1.3	1.3	1.3
Total		**22**	**10,370**	**2,100**	**57.6**	**83.7**	**98.0**

Notes:

(1) Proved, probable and possible reserves as at December 31, 2006 as reported in the NSAI Reserve Report under "Forecast Prices and Costs Case".

(2) As at December 31, 2006.

Licenses and Fields

Tsiengui Field (Maghena license)

The Tsiengui field, discovered in 2002 and producing since July 2005, is Addax Petroleum's principal onshore producing and development property. The Maghena license area contains the Tsiengui field and is immediately adjacent to Addax Petroleum's Panthere NZE license area. Addax Petroleum operates and holds a 92.5 per cent interest in the Maghena license. The Maghena license area is approximately 100 km southeast of the coastal city of Port Gentil and covers a gross area of 162,400 acres (657 km^2).

For the last month of 2006, the Corporation's production from Tsiengui averaged 7,520 bbl/d of oil from 10 wells with an average watercut of four per cent. Oil gravity averaged 33° API. As at December 31, 2006, NSAI estimates the Corporation's gross proved reserves for the Tsiengui field to be 29.3 MMbbl and gross proved plus probable reserves to be 30.5 MMbbl.

The previous operator confirmed a significant new light oil discovery on the Tsiengui prospect with its second exploration commitment well in 2004. Since the beginning of 2006, a total of nine horizontal development wells were successfully drilled and completed on the Tsiengui field, bringing the total number of development wells to 10. Oil from the Tsiengui field is produced from both the Gamba and Dentale formations. Based on the current reservoir model, Addax Petroleum anticipates that an additional 25 wells will be required to further develop the Tsiengui field. In 2007, Addax Petroleum plans to drill 13 additional horizontal development wells and construct two new drilling pads to continue developing the Tsiengui field.

Oil production from the Tsiengui field is processed and exported together with oil production from the Obangue field through a new central production facility which was commissioned by Addax Petroleum in November 2006. The new production and export system is comprised of a 30,000 bbl/d central production facility at the Tsiengui field, a 30-kilometre, 10-inch pipeline from Tsiengui to the TOTAL Gabon operated Coucal facility and additional heating and pumping capacity at Coucal. The system then ties into the main northern export trunk line and the export terminal at Cap Lopez in Port Gentil, Gabon. The new production and export system has a current export capacity of 20,000 bbl/d and the Corporation expects to increase the capacity to 30,000 bbl/d in the first half of 2007 with the installation of additional heating and pumping facilities at Coucal.

Obangue Field (Panthere NZE license)

The Obangue field, discovered in 1988 and producing since 1998, is Addax Petroleum's second largest onshore Gabon producing property. The Panthere NZE license area contains the Obangue field and is immediately adjacent to Addax Petroleum's Maghena license area. Addax Petroleum operates and holds a 92.5 per cent interest in the Panthere NZE license. The Panthere NZE license area is approximately 110 km southeast of the coastal city of Port Gentil and covers a gross area of 29,700 acres (120 km^2).

For the last month of 2006, the Corporation's production from Obangue averaged 2,080 bbl/d of oil from six wells with an average watercut of 57 per cent. Oil gravity averaged 33° API. As at December 31, 2006, NSAI estimates the Corporation's gross proved reserves for the Obangue field to be 20.0 MMbbl and gross proved plus probable reserves to be 36.2 MMbbl.

Since the beginning of 2006, two horizontal development wells were successfully drilled and completed on the Obangue field, bringing the total number of development wells to six. Oil from the Obangue field is produced from both the Gamba and Dentale formations. Addax Petroleum is bringing a second drilling rig into Gabon and plans to drill seven additional horizontal development wells and construct two new drilling pads to continue developing the Obangue field in 2007.

Oil production from the Obangue field is processed and exported together with oil production from the Tsiengui field through the new central production facility which was commissioned by Addax Petroleum in November 2006.

Autour Field (Panthere NZE license)

The Autour field, discovered in 1987, is an undeveloped oil field within the Panthere NZE license area. The Autour field does not have any proved or probable reserves as at December 31, 2006. Addax Petroleum plans to drill an exploration well at Autour during the first half of 2007.

Koula, Tsiengui West and Damier Fields (Awoun license)

The Koula, Tsiengui West and Damier fields are undeveloped oil fields in the Awoun license area onshore Gabon. Addax Petroleum holds a 40.0 per cent interest in the Awoun license area which is immediately adjacent to Addax Petroleum's Maghena license area. The Awoun license is operated by Shell Gabon. The Awoun license area is approximately 80 km southeast of the coastal city of Port Gentil and covers a gross area of approximately 274,800 acres (1,112 km^2). As at December 31, 2006, NSAI estimates the Corporation's gross proved reserves for the Koula, Tsiengui West and Damier fields to be 7.0 MMbbl and gross proved plus probable reserves to be 15.7 MMbbl.

The Koula and Damier fields were both discovered in 2004. At Koula, three horizontal sidetrack wells were drilled off the initial discovery well, the last of which tested at rates up to 4,000 bbl/d. In 2006, the Corporation drilled an appraisal well at Koula to confirm the extent of the field. The appraisal of the

Damier discovery was completed during the second quarter of 2005. The Tsiengui West field is an extension of the Corporation's main Tsiengui field in the Maghena license area. In 2007, Addax Petroleum plans to drill the three first development wells at the Koula field, but production is not expected to commence until 2008.

Remboué Field (Remboué license)

The Remboué field, discovered in 1991 and producing since 2001, is Addax Petroleum's smallest onshore Gabon producing property. The Remboué license area contains the Remboué field. Addax Petroleum operates and holds a 92.0 per cent interest in the Remboué license area and also carries the costs for the remaining 8.0 per cent interest. The Remboué license area is located approximately 75 km southeast of the coastal city of Libreville and covers an area of approximately 32,200 acres (130 km^2).

For the last month of 2006, the Corporation's production from Remboué averaged 770 bbl/d of oil from seven wells with an average watercut of 40 per cent. Oil gravity averaged 34° API. As at December 31, 2006, NSAI estimates the Corporation's gross proved reserves for the Remboué field to be 1.3 MMbbl and gross proved plus probable reserves to be 1.3 MMbbl.

There is a single train of processing facilities in the Remboué field and 25,000 bbl of tank storage. The Remboué export system is entirely marine with export loads shipped by barge from the field to an offshore storage vessel, and subsequently sold directly to international markets. There was no drilling activity at Remboué in 2006 and Addax Petroleum plans to workover up to two wells at Remboué in 2007.

Unappraised Discoveries and Exploration

The Corporation's onshore Gabon properties comprise a large acreage position in a proven reserve play. Much of Addax Petroleum's acreage is under-explored and has 2D seismic coverage inherited from the previous operator but which is too sparse to identify typical fields discovered nearby, such as Koula and Damier. Addax Petroleum plans on conducting an infill 2D program on the Maghena license area during 2007. This is expected to allow for processing and interpretation in 2007 and drilling of possible exploration prospects in 2008.

Budgeted Capital Expenditures

Capital expenditures for the Corporation's onshore Gabon properties are budgeted to be $209 million in 2007. The following table summarizes the budgeted capital expenditures for the Corporation's onshore Gabon properties.

License/Category	Development Drilling	Development Facilities & Other	Development Total	Exploration, Appraisal & Other	Total
	($million)	*($million)*	*($million)*	*($million)*	*($million)*
Field Development					
Tsiengui	64	34	98	-	98
Obangue	40	41	81	-	81
Koula	11	7	18	-	18
Remboué	1	1	3	-	3
subtotal	116	84	200	-	200
Exploration & Appraisal					
Maghena	-	-	-	4	4
Panthere NZE	-	-	-	5	5
subtotal	-	-	-	9	9
Total	**116**	**84**	**200**	**9**	**209**

The budgeted capital expenditures will fund a two-rig drilling program that includes:

- ongoing development drilling at the Tsiengui and Obangue fields;
- initial development drilling at the Koula field in the Awoun license area; and
- an exploration well in the Panthere NZE license area (Autour).

The budgeted capital expenditures will also fund significant infrastructure investment to accommodate growth in future production, including the upgrading of the Tsiengui production facilities, the installation of a new central production facility at Obangue and the extending of the 10-inch export pipeline from Coucal approximately 37 km south to the Rabi export trunk line which runs to the export terminal at Gamba, Gabon.

Offshore Properties

Overview

The Gabon offshore properties are a combination of production, development and exploration properties offshore Gabon that are all operated by companies other than Addax Petroleum. In the last month of 2006, the Gabon offshore properties produced an average of 5,010 bbl/d of oil (Addax Petroleum's working interest). Oil gravity is 36° API. As at December 31, 2006, NSAI estimates gross proved reserves for the Gabon offshore properties to be 8.5 MMbbl and gross proved plus probable reserves to be 14.6 MMbbl. The Corporation expects its working interest production from the Gabon offshore properties to average between 6,000 bbl/d and 8,000 bbl/d in 2007.

The Gabon offshore properties cumulatively cover a gross area of approximately 2,647,600 acres (10,715 km^2) and contain one large producing oil field (Etame Marin) and two undeveloped oil fields (Avouma and Ebouri). There are also several unappraised oil discoveries. Total capital expenditures for Gabon offshore properties are budgeted to be $39 million in 2007.


Iris Marin
Sterling Energy
Ibekelia
Sterling Energy
Ibekelia Sterling Energy
Themis Marin
Sterling Energy
GABON
ATLANTIC
OCEAN
Etame Marin VAALCO
Etame Development
VAALCO
Avouma VAALCO
0 5 10 20 30 40
Kilometers

Production and Reserves

The following table summarizes the production and reserves in the Gabon offshore properties.

			Average Oil Production		Gross Oil Reserves[1]		
License	Field	Number of Oil Producing Wells[2]	December 2006	12 Months Ended December 31, 2006	Proved	Proved plus Probable	Proved plus Probable plus Possible
			(bbl/d)	*(bbl/d)*	*(MMbbl)*	*(MMbbl)*	*(MMbbl)*
Etame Marin	Etame	4	5,010	1,650	6.1	8.9	9.2
	Avouma South	-	-	-	2.4	3.2	4.8
	Ebouri	-	-	-	-	2.5	4.1
	North Tchibala	-	-	-	-	-	5.1
Total		**4**	**5,010**	**1,650**	**8.5**	**14.6**	**23.2**

Notes:

(1) Proved, probable and possible reserves as at December 31, 2006 as reported in the NSAI Reserve Report under "Forecast Prices and Costs Case".

(2) As at December 31, 2006.

Production Facilities

The Etame, Avouma and Ebouri fields in the Etame Marin license area are operated as a common development area. Individual sub-sea wells in each field are or will be connected to the Etame Marin FPSO, called the FPSO Petróleo Nautipa, by individual sub-sea flow lines. At the Etame Marin FPSO, crude oil is processed to export specifications, stored and offloaded directly to ocean going tankers. The Etame Marin FPSO has nameplate processing capacity of 30 Mbbl/d of liquids (oil and water) and a storage capacity of approximately 1.1 MMbbl of crude oil. The Etame Marin FPSO is under a time charter from a consortium made up of Fred Olsen Production A.S. and Prosafe Production Ltd. (the parent company of Nortrans Offshore, Singapore). The term of the charter was recently renewed for another five year period which expires in September 2012.

Fields

Etame Field (Etame Marin license)

The Etame field, discovered in 1998 and producing since 2002, is Addax Petroleum's principal offshore Gabon producing property. The Etame Marin license area contains the Etame field. Addax Petroleum holds a 31.36 per cent interest in the Etame Marin license area, which is operated by VAALCO, a Houston-based independent oil and gas company. The Etame Marin license area covers a gross area of approximately 759,600 acres (3,074 km^2) in the Gabon Basin, offshore southern Gabon. Water depths in the license area range from zero to more than 500 m from the north to south.

For the last month of 2006, the Corporation's production from Etame averaged 5,010 bbl/d of oil from four wells with an average watercut of 16 per cent. Oil gravity averaged 36° API. As at December 31, 2006, NSAI estimates the Corporation's gross proved reserves for the Etame field to be 6.1 MMbbl and gross proved plus probable reserves to be 8.9 MMbbl.

The Etame field is in water depths of approximately 75 to 80 m and currently has four wells producing from the Gamba reservoir. There was no drilling activity at the Etame field during 2006 and there are no plans for drilling activities during 2007.

Avouma and Ebouri Fields (Etame Marin license)

The Avouma and Ebouri fields are undeveloped oil fields in the Etame Marin license area. As at December 31, 2006, NSAI estimates the Corporation's gross proved reserves for the Avouma and Ebouri fields to be 2.4 MMbbl and gross proved plus probable reserves to be 5.7 MMbbl.

The Avouma field was discovered in 2004 and is approximately 17 km southeast of the Corporation's producing Etame field. During 2006, two horizontal development wells were drilled, the first of which was tested at 5,500 bbl/d in early 2007. Following completion of the second well test, the Corporation expects both wells to be placed on production. The Avouma field is expected to produce between 8,000 and 10,000 bbl/d (2,509 to 3,136 bbl/d attributable to Addax Petroleum) from the two horizontal wells. The oil flowing from the Avouma field is being loaded aboard the Etame Marin FPSO via a 16 km long pipeline. Construction of the last phase of the pipeline was completed in early 2007 with the installation of a flexible riser to connect the pipeline to the Etame Marin FPSO.

The Ebouri field was discovered in 2003 and is approximately 18 km northwest of the Corporation's producing Etame field. Approval for the development of the Ebouri field was received from the Gabonese authorities in September 2006. Installation of a jacket and a pipeline from the Ebouri field to the Etame Marin FPSO are being planned for the second half of 2007 with the development drilling starting thereafter.

Unappraised Discoveries and Exploration

Kiarsseny license

In January 2004, Addax Petroleum signed and agreement with Tullow Oil for the acquisition of a 42.5 per cent interest in the Kiarsseny license area. Tullow Oil originally entered into the Kiarsseny PSC with the Government of Gabon in March 2003. In March 2004, Tullow Oil announced that it had reduced its interest to 47.5 per cent through the farm-out of 10 per cent to Sonangol E.P.

The Kiarsseny license area covers a gross area of approximately 1,344,900 acres (5,443 km^2) and is located adjacent to shore in the Port Gentil Basin in water depths up to 800 m. It contains three oil discoveries and additional exploration potential. There are 2,643 km^2 of 3D seismic data, 18,750 km of 2D seismic data and 25 wells in the Kiarsseny license area. The Port Gentil Basin contains a prolific hydrocarbon system. The majority of the producing reservoirs are sandstones with good porosities and permeabilities. Oil gravities from major oil fields vary from 20° to 47° API.

The Kiarsseny PSC is currently in its first exploration phase of four years, ending March 2007, and has a two well commitment. The first commitment well was drilled by Tullow Oil and Addax Petroleum in February 2004 to appraise the Topaze South structure and subsequently a side-track was drilled into the central Topaze compartment. The well failed to prove up sufficient reservoir development in both instances and was therefore abandoned. The second commitment well was drilled by Tullow Oil in late 2005. The well was unsuccessful as the results indicated likely compartmentalization of the structure which would make the development sub-commercial. The well has been plugged and abandoned. Going forward, any costs incurred in relation to a possible third well shall be borne by the parties in proportion to their participating interests.

An inventory of the remaining exploration potential of the block is currently being prepared by the operator following which an exploration target may be selected by the partners for a discretionary well to be drilled as early as 2007.

Iris Marin and Themis Marin licenses

Through the Acquisition, Addax Petroleum acquired a 25.71 per cent interest in two offshore Gabon exploration properties operated by Sterling Energy, a U.K.-based independent oil and gas company, namely Iris Marin Exploration PSC and Themis Marin Exploration PSC. The Iris Marin and Themis Marin Exploration PSCs cover two shallow water exploration permits offshore Gabon of approximately 151,000 acres (611 km^2) and 224,600 acres (909 km^2), respectively. The first exploration well in the Iris Marin PSC was drilled during August 2005. The well was drilled to a depth of 2,035 m, reaching a sub-salt Gamba sandstone target where it penetrated over 30 m of reservoir-quality sandstones which, however, were water bearing. The well was plugged and abandoned as a dry hole. The Themis Marin PSC has a commitment well required to be drilled by the fourth quarter of 2007 and is planned for early 2007.

Ibekelia Technical Evaluation Agreement

Through the Acquisition, Addax Petroleum acquired a 40.0 per cent interest in an offshore Gabon exploration property operated by Sterling Energy, under the Ibekelia technical evaluation agreement. The Ibekelia technical evaluation agreement covers a gross area of approximately 167,500 acres (678 km^2). In 2006, there was no activity on the Ibekelia technical evaluation agreement and the Corporation does not expect any activity in 2007.

Budgeted Capital Expenditures

Capital expenditures for the Corporation's Gabon offshore properties are budgeted to be $39 million in 2007. The budgeted capital expenditures will primarily fund the development of the Ebouri field in addition to an exploration well at the Themis Marin license area.

Oil Sales Arrangements

During 2006, the Corporation's crude oil entitlement from Maghena and Panthere NZE was transported by pipeline and sold to TOTAL Gabon under a crude oil sales contract which was renewed on a yearly basis. Commencing in early 2007, Addax Petroleum transports its crude oil entitlement from Maghena and Panthere NZE through the Coucal facilities to Cap Lopez under a transportation agreement with TOTAL Gabon and then sells the crude oil to a subsidiary of TOTAL at Cap Lopez under a crude oil sales contract. The transportation agreement with TOTAL Gabon has a three year term that commenced in August 2006. The crude oil sales contract with a subsidiary of TOTAL does not have a defined term but is in effect for the duration of the TOTAL Gabon transportation agreement. The Corporation's crude oil entitlement from Remboué is barged from the field and is sold on a cargo by cargo basis to ABV. Crude oil produced from Etame is sold to ABV under a crude oil sales contract having a term of one year expiring at the end of 2007 and which may be renewed on an annual basis by mutual consent.

Addax Petroleum Crude Oil Premium/(Discount) to Brent Crude (Volume Weighted)[1]

	Year ended December 31,		
	2006	**2005**	**2004**
Sales and Marketing Volumes (MMbbl)			
Panthere NZE	0.2	-	-
Maghena	0.4	-	-
Remboué	0.1	-	-
Etame Crude	0.6	-	-
Dated Brent Crude Price ($/bbl)	65.11	54.38	38.22
Dated Brent Crude Price ($/bbl)[2]	60.12		
Addax Petroleum Average Realized Prices ($/bbl)			
Panthere NZE[2]	59.56	-	-
Maghena[2]	58.14	-	-
Remboué[2]	52.67	-	-
Etame Crude[2]	59.46	-	-
Premium/(Discount) to Brent Crude ($/bbl)			
Panthere NZE[2]	(0.77)	-	-
Maghena[2]	(2.16)	-	-
Remboué[2]	(8.04)	-	-
Etame Crude[2]	(1.38)	-	-

Notes:

(1) Premium/(Discount) to Brent Crude are reported on a volume weighted basis for both the crude in question and Brent Crude, whereas Dated Brent Crude prices are reported as averages of monthly values for the period. Accordingly, the difference between the reported average realized petroleum prices and Dated Brent Crude prices may not correspond to the Premium/(Discount) to Brent Crude.

(2) The Addax Petroleum Average Realized Price for the Corporation's Gabon properties reflects their acquisition by the Corporation as at September 7, 2006.

Cameroon

<u>*Ngosso license*</u>

In December 2002, Addax Petroleum, together with Tullow Oil, signed an agreement with the Government of Cameroon for the Ngosso license area. Addax Petroleum is the operator of the Ngosso license area, with a 60 per cent interest. The agreement has an initial term of three years with a minimum work commitment of 200 km^2 of 3D seismic and the drilling of two exploration wells. The Ngosso agreement can be renewed twice for an additional two years per renewal. The initial three year exploration period for the Ngosso license area officially started in April 2004 but the Cameroonian government has indicated that it is prepared to extend the initial permit by one year in compensation for the delays incurred and official confirmation of this extension is pending.

The Ngosso license area is located in the hydrocarbon prone Rio Del Rey Basin, western offshore Cameroon and covers a gross area of approximately 117,100 acres (474 km^2). To the east, north and west, the Ngosso license area has a common border with two concessions operated by TOTAL and with four open acreage areas. To the south, the Ngosso license area is bordered by two concessions operated by TOTAL and by Shell and by open acreage. The Ngosso license area lies adjacent to the shore in water depths of up to

8 m. It has similar operational and subsurface geological conditions to the Corporation's OML123, located approximately 20 km to the west. The Ngosso license area contains several hydrocarbon discoveries but has not seen any exploration activity for more than 20 years.


Sandy Gas - TOTAL E&P
PH59c
OLHP-11
NGOSSO PERMIT
NGM 1
NRM-1
NRM-2
Narendi
NW-1
Nawumse
BBM-1
BBM-2
PH57
ODM-1
ODM-3
ODM-2
AYM 1
BSM-1
ONM 1
MLM-1
OOM-1
OOM-3D
OOM-2
OEM-1
KM-1
PH48c
TOTAL E&P-PH60d
Bravo Assoma - TOTAL E&P
Undeveloped Oil Discovery
Undeveloped Gas Discovery
Leads
Land Areas
PECTEN-PH59b
Bakassi TOTAL E&P
Km
N

Until recently, Addax Petroleum has not been able to access part of the Ngosso license area, including the western prospective zone, due to the Nigeria — Cameroon border dispute. The Ngosso license area itself was not part of the disputed territory, but operations require access to the southern part of the Bakassi Peninsula. The Joint Border Commission between Cameroon and Nigeria had set April 2004 as the period for the transfer of power to a new Cameroonian civil administration for the Bakassi Peninsula, and this should have allowed the Corporation to commence operations in the western part of the Ngosso license area by that date. The power transfer process was essentially completed in early 2006 which then allowed the Corporation to conduct a seismic acquisition program. In March 2006, Addax Petroleum completed 213 km^2 of 3D seismic acquisition and performed detailed evaluation of the seismic data over the balance of this year. Addax Petroleum intends to drill two commitment wells in 2007 based on the six prospects and leads identified to date.

The Corporation's capital expenditures for Ngosso are budgeted to be $22 million in 2007, primarily for the drilling of two exploration wells.

Joint Development Zone

<u>Overview</u>

In 2001, Nigeria and the Democratic Republic of Sao Tome and Principe signed a formal treaty for the joint development of petroleum and other resources in the overlapping area of their respective maritime boundary claims. The treaty established the Joint Development Zone and an administrative body, the Joint Development Authority, to oversee the implementation of the treaty and underlying development plan.


OML124
NIGERIA
Ngosso
OML123
Okwok
OPL225
OML126
CAMEROON
OPL291
2
3
4
JDZ
EQUATORIAL
GUINEA
N
ATLANTIC
OCEAN
0 25 50 100 150 200
Kilometers
Kiarssany

The first licensing round for the JDZ was announced in April 2003 from which the first Production Sharing Contract was signed in February 2005 for Block 1. The successful consortium to develop Block 1, which paid a signature bonus of $123 million, included Chevron (51 per cent and operator), ExxonMobil (40 per cent) and Dangote Energy Equity Resources (nine per cent). Chevron completed their first well in Block 1 in March 2006. A second licensing round for the JDZ was announced in November 2004 and the results of which were announced in May 2005 when Blocks 2, 3 and 4 were awarded.

Description

The JDZ lies in the Gulf of Guinea which is one of the most prolific hydrocarbon regions in the world. Intensive exploration efforts over the last 35 years in and around the Niger Delta Basin, in particular, have led to a succession of large discoveries, notably the Bonga, Agbami/Ekoli and Akpo discoveries in Nigeria and Zafiro and Alba in Equatorial Guinea. The JDZ covers an area of approximately 8.5 million acres (34,500 km^2) with water depths ranging from approximately 1,500 m in the northern part of the JDZ to over 3,500 m at its south western sector.

Modern seismic data and improved models of sand distribution indicate that in places prospective acreage can extend up to 300 km from the coastline of Nigeria. Extensive regional 2D and 3D seismic data shot by a number of seismic contractors provide a high quality regional dataset that has provided insight into the region's geological character.

JDZ Properties

During 2005 and 2006, Addax Petroleum built a prominent equity position in the JDZ which includes: (i) a 38.3% participating interest in Block 4; (ii) a 15% participating interest in Block 3; and (iii) a 14.33% participating interest in Block 2. Production Sharing Contacts for all three blocks were signed with the JDA in March 2006. Addax Petroleum is the operator of Block 4 while Anadarko is the operator of Block 3 and Sinopec is the operator on Block 2.


JOINT DEVELOPMENT ZONE
0
12.5
25
50
75
100
Kilometers
N

A summary of the Corporation's holdings in this highly prospective region together with minimum work obligations is provided in the following table.

Block	Net Acres	Addax Petroleum's Interest	Operator	Partner's Interest Carried by Addax Petroleum	Minimum Work Program to be funded by Addax Petroleum
	(acres)	*(%)*		*(%)*	*($ million)*
2	24,500	14.33	Sinopec	7.33	6.1
3	24,700	15.00	Anadarko	10.00	7.5
4	81,100	38.30	Addax Petroleum	17.70	29.7
Totals	**130,300**				**43.3**

In June 2005, the Joint Development Authority announced that Block 4 would be awarded to ERHC Energy/Noble Energy JDZ (60 per cent interest) together with a consortium of other companies. The winning bid provided for a signing bonus of $90 million and a minimum work program of three exploration wells or a minimum expenditure of $53 million. In October 2005, Noble Energy announced that they were withdrawing from the ERHC Energy/Noble Energy JDZ consortium. Addax Petroleum entered into a participation agreement with ERHC Energy in November 2005 pursuant to which Addax Petroleum became entitled to a 33.3 per cent interest in Block 4 and replaced Noble Energy JDZ as operator for the consortium. The participation agreement with ERHC also required that Addax Petroleum pay $18 million to ERHC, commit to carry the costs associated with an ERHC interest of 17.7 per cent in Block 4 and assume its own portion of the minimum work program. In March 2006, the Corporation announced that it, together with its co-venture partners, signed a PSC with the JDA. In April 2006, Addax Petroleum increased its interest in Block 4 to 38.3 per cent by acquiring the 5 per cent interest held by Overt Ventures Ltd.

In March 2006, Addax Petroleum signed a PSC with the JDA and a participation agreement with ERHC for Block 3 of the JDZ where a subsidiary of Anadarko is the operator. Under the participation agreement with ERHC, Addax Petroleum, received a 15 per cent interest in Block 3 in return for the payment of $7.5 million and a commitment to carry the costs associated with an ERHC interest of 10 per cent in the block The PSC for Block 3 includes a minimum work program of one exploration well or a minimum expenditure of $30 million.

Also in March 2006, the Corporation signed a PSC with the JDA and a participation agreement with ERHC for Block 2 of the JDZ where Sinopec is the operator. Under the participation agreement with ERHC, Addax Petroleum received a 14.33 per cent interest in Block 2 in return for the payment of $6.8 million and a commitment to carry the costs associated with an ERHC interest of 7.33 per cent in the block. The PSC for Block 2 includes a minimum work program of one exploration well or a minimum expenditure of $28 million.

In March 2007, the Corporation entered into an agreement with Aban for the provision of the Aban Abraham deep water drillship to start drilling operations as early as the second quarter of 2008. The contract, which was entered into jointly by Addax Petroleum and Sinopec, requires Aban to drill up to ten wells in total comprising five firm well slots and five optional well slots. Well slots will be allocated under a separate agreement between Addax Petroleum and Sinopec. It is intended that firm well slots will be allocated to Addax Petroleum to satisfy its minimum work commitments on operated blocks in the deep water Gulf of Guinea. The Aban contract anticipates that the Aban Abraham will start drilling operations as early as the second quarter of 2008 once it has completed a drilling campaign for a third party operator. Payments under the contract are based on a day rate charging structure and a maximum day rate of $410,000, to be allocated appropriately to Addax Petroleum and its relevant co-ventures.

The Corporation's capital expenditures for the JDZ are budgeted to be $18 million in 2007, primarily for the planning and preparation to commence drilling activities as early as the second half of 2008.

Kurdistan Region of Iraq

Taq Taq License Area

Overview

In November 2006, Addax Petroleum and Genel Enerji announced the execution of a Revised PSA with the KRG in respect of the Taq Taq license area in the Kurdistan Region of Iraq. At the same time Genel Enerji and Addax Petroleum also announced that Addax Petroleum had acquired an additional 15.0 per cent interest from Genel Enerji, thereby increasing the Corporation's total interest to 45.0 per cent. The original Taq Taq PSA was entered into between Genel Enerji and the KRG in January 2004. In July 2005, Addax Petroleum agreed to farm-in to the original PSA and agreed to acquire a 30.0 per cent interest. The Revised PSA extended the geographic scope of the original PSA to include further exploration acreage which includes the Kewa Chirmila prospect and gave the KRG the right to require that at a future date a government nominated entity is assigned, in the case of the Taq Taq field, a 20.0 per cent interest, and, in the case of other developments within the Revised PSA area, a 25.0 per cent interest. Addax Petroleum and Genel Enerji have formed a joint venture company, Taq Taq Operating Company, to conduct petroleum operations at the Taq Taq license area.


TURKEY
IRAN
IRAQ
Taq Taq

The Taq Taq license area is in the Zagros basin where large, elongated anticlines dominate. The Taq Taq license area is located 60 km northeast of the giant Kirkuk oil field and the adjacent city of Kirkuk, 85 km southeast of the city of Erbil and 120 km northwest of the city of Sulaimaniyah. The gross area of the Taq Taq License is approximately 235,100 acres (951 km^2).

Under the terms of a farm-in agreement with Genel Enerji, Addax Petroleum is required to fund 100 per cent of the initial work program to a maximum aggregate cost of $124 million and will pay to Genel Enerji an overriding royalty of 2.5 per cent of the production net of applicable royalties payable under the Taq Taq PSA, and after deduction of a total of $50 million pre-funded by way of work program contribution and loan.

Production and Reserves

The following table summarizes the Corporation's reserves in the Taq Taq license area. There has been no commercial production to date, however, the Corporation's development plan anticipates building productive capacity through the next two years.

License	Field	Number of Oil Producing Wells[2]	Average Oil Production December 2006 (bbl/d)	Average Oil Production 12 Months Ended December 31, 2006 (bbl/d)	Gross Oil Reserves[1] Proved (MMbbl)	Gross Oil Reserves[1] Proved plus Probable (MMbbl)	Gross Oil Reserves[1] Proved plus Probable plus Possible (MMbbl)
Taq Taq	Taq Taq	-	-	-	-	40.1	66.1
Total		-	-	-	-	**40.1**	**66.1**

Notes:

(1) Proved, probable and possible reserves as at December 31, 2006 as reported in the NSAI Reserve Report under "Forecast Prices and Costs Case".

(2) As at December 31, 2006.

Fields

Taq Taq

The Taq Taq field was discovered in 1958 by the drilling of the first well on the crest of the field by a previous operator to a depth of approximately 4,000 m. Two additional wells were drilled by a previous operator in the late 1970s. The Taq Taq field is an anticline of approximately 30 km by 10 km located 60 km northeast of the Kirkuk oil field. Kirkuk was discovered in 1927, is the second largest oil field in Iraq and is reportedly the eight largest oil field in the world.


Erbil
Taq Taq
Kewa Chirmila
Kirkuk
0
10
20
40
60
80
Kilometers
N

The first phase of development of the Taq Taq license area by Addax Petroleum and Genel Enerji commenced in late 2005 and in early 2006, the Corporation completed a 170 km 2D seismic acquisition campaign to define the extent of the Taq Taq field. Addax Petroleum and Genel Enerji then commenced drilling activities by spudding the first jointly operated well (TT-04) in the Taq Taq license area in mid-2006. The TT-04 well was drilled approximately 600 m southeast of the first Taq Taq well, reached total depth of 2,286m in September and was flow tested in November 2006. Three reservoir intervals were tested separately and flowed at an aggregate rate of 29,790 bbl/d of light, 47° API oil with low gas oil ratio. The intervals tested were a 106 meter perforated interval in the Shiranish formation which flowed at a rate of 3,940 bbl/d, a 55 meter perforated interval in the Kometan formation which flowed at a rate of 12,930 bbl/d, and a 86 meter bare foot interval in the Qamchuga formation which flowed at a rate of 12,920 bbl/d. Oil flow rates from the three intervals were in a 64/64" choke size and in each instance, the flow rates were constrained by the limited capacity of the surface test facilities. Interpretation of data acquired, including wireline static reservoir pressure data, indicate the presence of a significant and extensive fracture system and a single oil column in the Taq Taq field through the Shiranish, Kometan and Qamchuga formations in excess of 500 m. The second jointly operated well (TT-05) was spudded in late 2006 and was tested at a cumulative rate of 26,550 bbl/d from two reservoir intervals in early 2007.

The completion of a three well drilling program in the first development phase is anticipated to confirm the commercial potential of the Taq Taq license area during 2007. In the event that development proceeds to full commercial development Addax Petroleum expects that the Taq Taq license area would require the construction of a pipeline for the export of oil production. Addax Petroleum and Genel Enerji, together with the Kurdistan Regional Government, are currently studying a proposed 255 km pipeline through the Kurdistan Region of Iraq which would permit the export of oil to Silopi in Turkey, for delivery to Ceyhan on the Mediterranean coast of Turkey. The proposed export pipeline would be subject to negotiation between Addax Petroleum and Genel Enerji and the Kurdistan Regional Government.

Kewa Chirmila

The Kewa Chirmila prospect is an exploration property that covers an area of approximately 4,000 acres (15 km2) within the Taq Taq license area. The prospect is a crestal surface expression similar to but roughly one-third of the size of the Taq Taq field. Addax Petroleum and Genel Enerji will look to drill an exploration well at Kewa Chirmila as early as 2007.

Budgeted Capital Expenditures

Capital expenditures for the Taq Taq license area are budgeted to be $38 million in 2007. The budgeted capital expenditures will fund the remainder of the first development phase of the Taq Taq field. Under the terms of the farm in agreement with Genel Enerji, Addax Petroleum is funding all initial phase expenditures up to a maximum of $124 million.

2007 Total Budgeted Capital Expenditures

The following table summarizes the Corporation's budgeted capital expenditures for 2007.

License/Category	Development			Exploration, Appraisal & Other	Total
	Drilling	Facilities & Other	Total		
	($million)	*($million)*	*($million)*	*($million)*	*($million)*
Licenses Containing Reserves					
OML123	286	226	512	96	608
OML124	19	6	25	-	25
OML126	56	14	70	63	133
Okwok	-	-	-	35	35
Onshore Gabon	116	84	200	9	209
Offshore Gabon	7	23	30	9	39
Taq Taq	-	-	-	38	38
subtotal	484	353	837	250	1,087
Exploration Licenses					
OPL225	-	-	-	36	36
OPL291	-	-	-	21	21
JDZ Blocks 2, 3 & 4	-	-	-	18	18
Ngosso	-	-	-	22	22
subtotal	-	-	-	97	97
Contingent Resources					
Nigeria Gas	-	16	16	-	16
Total	**484**	**369**	**853**	**347**	**1,200**

Fiscal Terms

Nigeria

Addax Petroleum's interests in OML123, OML124, OML126, OPL225 and OPL291 are governed by Production Sharing Contracts with NNPC. The Corporation's interest in the Okwok Property is governed by a Production Sharing Contract and is subject to the terms of the Oriental Joint Venture Agreement and the Nigerian Marginal Field Terms.

Nigeria Production Sharing Contracts (OML123, OML124, OML126 and OPL225)

In May 1998, the Corporation and NNPC entered into a Production Sharing Contract covering OML123 and OML124 and a Production Sharing Contract covering OML126 and OPL225. These contracts are supplemented by the provisions of the *Petroleum Act*, and the regulations thereunder, and the *PPT Act*. The fiscal terms of the Production Sharing Contracts were modified by the terms of the letter entitled "Fiscal Regimes for Onshore and Shallow Offshore PSC", issued on November 21, 2001 by the Office of the Presidential Adviser on Petroleum and Energy with retroactive effect to January 1, 2000. Both of these Nigerian Production Sharing Contracts have a term of 20 years expiring in May 2018.

Under each of its Nigerian Production Sharing Contracts, Addax Petroleum bears the development and exploration risk for the properties concerned and funds all of the necessary capital expenditures. In return, the Corporation is entitled to sell sufficient oil to recover its capital expenditures and operating costs and to have a designated share of oil production remaining after the payment of royalties and taxes. Each of these two Nigerian Production Sharing Contracts impose minimum work obligations and Addax Petroleum has fulfilled the minimum work obligations. Taxation of each Production Sharing Contract is calculated independently of Addax Petroleum's other Production Sharing Contracts and as a result, capital expenditure recovery is available to the extent of the profitability of the particular Production Sharing Contract on which the capital expenditures were incurred.

Oil produced under the Nigerian Production Sharing Contracts is notionally allocated to one of four categories in the following order.

1. Royalty Oil
2. Cost Oil
3. Tax Oil
4. Profit Oil

Royalty Oil and Tax Oil are allocated to NNPC while Cost Oil is allocated to Addax Petroleum. Profit Oil is shared between NNPC and Addax Petroleum. The Production Sharing Contracts provide for each party to lift and sell its oil entitlement, though NNPC can request that Addax Petroleum lift and sell on its behalf.

Allocation of Oil Production under the Nigerian PSCs


Oil Revenue
Royalty Oil
Non-Capital Cost Oil
Tax Oil
NNPC
Addax Petroleum
Capital Cost Oil
Profit Oil

The proportion of production that is designated for each of Royalty Oil, Cost Oil, Tax Oil and Profit Oil in a particular time period is influenced by oil prices, production levels, operating costs, capital expenditures and costs and allowances carried forward from previous periods in accordance with the terms of the Production Sharing Contracts. The fiscal terms have the effect of reducing the percentage of revenues paid as Tax Oil during periods of lower oil prices and increasing such percentage during periods of higher oil prices.

Royalty Oil is calculated on a field by field basis and varies with the field's production rate and the depth of water. For each level of the field's production a specific royalty rate is applied on an incremental sliding scale basis.

	Royalty Oil Rates Field Range of Production (bbl/d)					
Water Depth	**<2,000**	**2,000-5,000**	**5,000-10,000**	**10,000-15,000**	**15,000-25,000**	**>25,000**
	(%)	(%)	(%)	(%)	(%)	(%)
Onshore	5.0	7.5	15.0	20.0	20.0	20.0
<100	2.5	2.5	7.5	12.5	18.5	18.5
100-200	1.5	1.5	3.0	5.0	10.0	16.7

Royalty Oil is accounted for on a monthly basis.

Other levies include the payments to the NDDC levy, calculated as three per cent of budgeted operating costs and capital expenditures, and education tax, calculated as two per cent of assessable profit for Tax Oil (see below). These levies are paid in cash to the relevant Nigerian authority.

Cost Oil is allocated to Addax Petroleum in such an amount as to enable the recovery of all recoverable costs. The accounting procedure attached to the Production Sharing Contracts divides costs into two categories: non-capital costs and capital costs. Non-capital costs are expensed and include operating costs, a head office overhead allowance, interest on loans approved by NNPC, gas flaring charges, license fees, customs duties, intangible drilling costs, geological and geophysical surveys, exploration and appraisal drilling and funded abandonment provisions. Historically, under the Production Sharing Contracts, Addax Petroleum has recovered approximately 80 per cent of all drilling and seismic expenditures in the fiscal period in which they are incurred. Capital costs are depreciated over a five year period at 20 per cent straight-line starting in the year of first production, except for the fifth year which is depreciated at 19 per cent. All costs prior to the first lifting on a Production Sharing Contract are capitalized.

Maximum Cost Oil available is calculated as total production less Royalty Oil. Cost Oil is calculated on a monthly basis and any excess costs are carried forward to subsequent months or years. As at December 31, 2006, the Cost Oil carry-forward balances, including capital depreciation carried forward to future years, were as set out in the following table:

	Cost Oil Carry-Forward Balances			
	2007	**2008**	**2009**	**2010**
		($ million)		
OML123/124 PSC	62.7	50.0	38.6	27.8
OML126/OPL225 PSC	90.5	90.5	87.1	20.6

Tax Oil is calculated after deducting Royalty Oil and Cost Oil. The calculation of Tax Oil is specified by the *PPT Act* and the applicable rate for the Corporation's Nigerian Production Sharing Contracts is 60 per cent. In the event that after the deduction of capital allowances and capital investment allowances the tax to be paid is zero, a 15 per cent tax charge is made on the taxable amount before the deduction of certain capital allowances and capital investment allowances. The accounting period for Tax Oil is a calendar year. Taxable profit is equal to revenue less royalties, non-capital costs, capital depreciation and an investment tax allowance. The investment tax allowance is calculated as an uplift of 40 per cent of offshore capital expenditures and 25 per cent of onshore capital expenditures.

The Corporation's Nigerian Production Sharing Contracts also contain a tax inversion penalty which is designed to encourage oil companies to contain operating costs. The tax inversion penalty for production rates less than 50 Mbbl/d is calculated at 25 per cent of operating costs in excess of $7.50/bbl. For production rates more than 50 Mbbl/d, the tax inversion penalty is calculated at 25 per cent of operating costs above $5.00/bbl.

Profit Oil is the oil remaining after deducting Royalty Oil, Cost Oil and Tax Oil. Profit Oil is shared between NNPC and Addax Petroleum on a sliding scale based on monthly production from the respective Nigerian Production Sharing Contracts. The varying allocations between NNPC and Addax Petroleum are applied on an incremental sliding scale basis.

Profit Oil Sliding Scale

Monthly Average Production	OML123 / OML124		OML126/ OPL225	
	NNPC Share	Addax Petroleum Share	NNPC Share	Addax Petroleum Share
(bbl/d)	(%)	(%)	(%)	(%)
≤ 40,000	30	70	20	80
> 40,000 and ≤ 75,000	45	55	35	65
> 75,000 and ≤ 100,000	55	45	45	55
> 100,000	60	40	50	50

The following example illustrates how oil is allocated between the four categories under the Corporation's Nigerian Production Sharing Contracts. The example compares two scenarios each with annual revenues of $200, annual operating costs of $20 and no loss or allowances carried forward. For the purposes of the illustration, Royalty Oil is assumed to be levied at five per cent, NDDC levy at three per cent, education tax at two per cent, Tax Oil at 60 per cent and NNPC's share of Profit Oil at 30 per cent. The impact of capital expenditures of $100 in Year 1 has an after tax and Profit Oil cash flow effect of only $70 reduction in Year 1 and an increase of almost $15 in the following four years such that the aggregate incremental cash flow reduction over the five year period is approximately $10, assuming no revenue benefit arising from the investment. The following table has been included as an example only and actual results may vary materially.

		Without Capital Expenditure		With Capital Expenditure	
		Year 1	Years 2 to 5	Year 1	Years 2 to 5
Tax Oil Computation:					
	Total PSC Revenue	200.0	200.0	200.0	200.0
less	non-capital costs	20.0	20.0	20.0	20.0
less	Royalty Oil	10.0	10.0	10.0	10.0
less	NDDC levy	0.6	0.6	3.6	0.6
yields	**Assessable Profit**	**169.4**	**169.4**	**166.4**	**169.4**
less	education tax	3.4	3.4	3.3	3.4
yields	**Adjusted Assessable Profit / (Loss)**	**166.0**	**166.0**	**163.1**	**166.0**
less	capital allowances	0.0	0.0	20.0	20.0
less	investment tax allowance	0.0	0.0	40.0	0.0
times	Tax Oil rate	60%	60%	60%	60%
yields	**Tax Oil**	**99.6**	**99.6**	**61.8**	**87.6**
Contractor Cash Flow Computation:					
	Total PSC Revenue	200.0	200.0	200.0	200.0
less	Royalty Oil	10.0	10.0	10.0	10.0
less	operating expenditure	20.0	20.0	20.0	20.0
less	NDDC	0.6	0.6	3.6	0.6
less	education tax	3.4	3.4	3.3	3.4
less	Tax Oil	99.6	99.6	61.8	87.6
less	NNPC's share of Profit Oil	19.9	19.9	24.4	17.5
yields	**Post Tax Cash Flow**	**46.5**	**46.5**	**76.9**	**60.9**
less	capital expenditure	0.0	0.0	100.0	0.0
yields	**Contractor Cash Flow**	**46.5**	**46.5**	**(23.1)**	**60.9**
Oil Allocation of Total PSC Revenue:					
	Cost Oil	20.0	20.0	40.0	40.0
	Profit Oil — Contractor Share	46.5	46.5	56.9	40.9
	Contractor Total	**66.5**	**66.5**	**96.9**	**80.9**
	Royalty Oil	10.0	10.0	10.0	10.0
	Tax Oil	99.6	99.6	61.8	87.6
	Profit Oil — NNPC's share	19.9	19.9	24.4	17.5
	NDDC levy and education tax	4.0	4.0	6.9	4.0
	Government Total	**133.5**	**133.5**	**103.1**	**119.1**

Between the commencement of its activities under the Nigerian Production Sharing Contracts until the end of 2003, Addax Petroleum lifted and sold all of NNPC's oil on their behalf but since the beginning of 2004, NNPC has lifted its entitlement. Under the Corporation's Nigerian Production Sharing Contracts, oil is valued based upon the appropriate "Realizable Price". The "Realizable Price" is equivalent to the Official Selling Price which is a price issued on a monthly basis by NNPC and is calculated by NNPC to equate to the prevailing international price in arm's length transactions, taking into account the properties of each crude blend.

Nigeria Production Sharing Contract (OPL291)

Addax Petroleum's interests in OPL291 are governed by a Production Sharing Contract with the NNPC which was entered into in October 2006. The OPL291 PSC has a term of 30 years expiring in 2036 and imposes minimum work obligations and financial commitments which the Corporation is required to undertake and fund. The Corporation is required to complete the first phase of work commitments within five years of signing.

The PSC for OPL291 follows the same structure as the PSCs governing OML123/124 and OML126/OPL225 in that oil produced under the OPL291 PSC is notionally allocated to the following four categories: Royalty Oil, Cost Oil, Tax Oil and Profit Oil. The calculation of Royalty Oil is based on a rate of 8.0 per cent of total production. In addition, the Corporation is subject to other levies on OPL291, including the payments to the NDDC levy, calculated as three per cent of budgeted operating costs and capital expenditures, and education tax, calculated as two per cent of assessable profit for Tax Oil.

Cost Oil is allocated to the Corporation in such an amount as to enable the recovery of all recoverable costs. The accounting procedure attached to the Production Sharing Contracts divides costs into two categories: non-capital costs and capital costs. Non-capital costs are expensed and include operating costs, a head office overhead allowance, interest on loans approved by NNPC, gas flaring charges, license fees, customs duties, intangible drilling costs, geological and geophysical surveys, exploration and appraisal drilling and funded abandonment provisions. Capital costs are depreciated over a ten year period at 10 per cent straight-line starting in the year of first production. All costs prior to the first lifting on a Production Sharing Contract are capitalized. The capital and operating costs incurred in a particular year and any previous amounts carried forward from previous years can be fully recovered each year up to a maximum level of 80 per cent of total production.

Tax Oil is calculated at a rate of 50 per cent of taxable profit. Taxable profit is equal to revenue less Royalty Oil less Cost Oil less an investment tax allowance. The investment tax allowance is calculated as a 50 per cent uplift of eligible capital expenditures.

Profit Oil is the oil remaining after the deduction of Royalty Oil, Cost Oil and Tax Oil. Profit Oil is shared between Addax Petroleum and NNPC pursuant to the following sliding scale for each block:

R Factor	Addax Petroleum's Profit Oil Share
$R < 1.2$	70%
$1.2 < R < 2.5$	25% + (((2.5-R) / (2.5/1.2)) x (70%-25%))
$R > 2.5$	25%

Where, for each block:

$$R = \frac{\text{Cumulative Cost Oil + Cumulative Corporation Share of Profit Oil}}{\text{Cumulative Capital and Non-Capital Costs}}$$

Nigerian Marginal Fields

The Okwok property is subject to the provisions of the *Petroleum Act* and the regulations thereunder, and the *PPT Act*. The fiscal terms of Nigerian Marginal Fields are the subject of legislative proposals to encourage development. The Nigerian Marginal Fields comprise a number of ring-fenced fields located on concessions already awarded to joint ventures between international oil companies and NNPC and which have reserves booked to the Nigerian Department of Petroleum Resources and have remained un-produced for a period of over 10 years. The Nigerian Marginal Fields are assigned to indigenous Nigerian oil companies who conclude farm-in agreements with the joint ventures and can, in turn, farm-out to other operators.

The Nigerian Marginal Fields are subject to Royalty Oil and Tax Oil payable to government agencies.

The calculation of Royalty Oil and Tax Oil is discussed below.

Royalty Oil is calculated on a field by field basis and varies with the field's production rate and the depth of water. For each level of the field's production a specific royalty rate is applied on an incremental sliding scale basis.

Anticipated Royalty Oil Rates for the Okwok Property Field Range of Production (Mbbl/d)

< 2	2-5	5-10	10-15	15-25	25
(%)	(%)	(%)	(%)	(%)	(%)
2.5	2.5	7.5	12.5	18.5	18.5

Royalty Oil is accounted for on a monthly basis and paid within 60 days of the end of the chargeable period.

Other levies include the payments to the NDDC levy, calculated as three per cent of budgeted operating costs and capital expenditures, and education tax, calculated as two per cent of assessable profit for Tax Oil (see below).

Tax Oil is calculated after deducting Royalty Oil and non-capital costs and capital costs. Non-capital costs are expensed and include operating costs, a head office overhead allowance, interest on loans approved by NNPC, gas flaring charges, license fees, customs duties, intangible drilling costs, geological and geophysical surveys, exploration and appraisal drilling and funded abandonment provisions. Capital costs are depreciated over a five year period at 20 per cent on straight-line basis starting in the first year of production. The calculation of Tax Oil is specified by the *PPT Act* and the applicable rate for the Nigerian Marginal Fields is anticipated to be 55 per cent. The accounting period for Tax Oil is a calendar year. Taxable profit is equal to revenue less royalties, non-capital costs, capital depreciation and an investment tax allowance. The investment tax allowance is calculated as an uplift of 10 per cent of capital expenditures for offshore fields where the water depth is less than 100 m.

In addition to the fiscal terms described above, Addax Petroleum's interest in the Okwok property is subject to the terms and conditions of the Oriental Joint Venture Agreement.

Gabon

Eight of Addax Petroleum's nine licences are pursuant to Production Sharing Contracts with the Government of Gabon and one, Ibekelia, is pursuant to a technical evaluation agreement.

Under each of its Gabon Production Sharing Contracts, Addax Petroleum bears the development and exploration risk for the properties concerned and funds all of the necessary capital expenditures. In return, the Corporation is entitled to sell sufficient oil to recover its capital expenditures and operating costs and to have a designated share of oil production remaining after the payment of royalties. Taxation of each Gabon Production Sharing Contract is calculated independently of Addax Petroleum's other Gabon Production Sharing Contract and as a result, capital expenditure recovery is available to the extent of the profitability of the particular Gabon Production Sharing Contract on which the capital expenditures were incurred.

Oil produced under the Gabon Production Sharing Contracts is notionally allocated to one of three categories in the following order.

1. Royalty Oil
2. Cost Oil
3. Profit Oil

Royalty Oil is allocated to the Government of Gabon while Cost Oil is allocated to Addax Petroleum. Profit Oil is shared between the Government of Gabon and Addax Petroleum.

Allocation of Oil Production under the Gabon PSCs


Oil Revenue
Royalty Oil
Non-Capital Cost Oil
Capital Cost Oil
Profit Oil
Addax Petroleum
State

The proportion of production that is designated for each of Royalty Oil, Cost Oil and Profit Oil in a particular time period is influenced by oil prices, production levels, operating costs, capital expenditures and costs and allowances carried forward from previous periods in accordance with the terms of the Gabon Production Sharing Contracts.

Royalty Oil is calculated on a field by field basis and varies with the field's production rate and the depth of water. For each level of the field's production a specific royalty rate is applied on an incremental sliding scale basis.

Cost Oil is allocated to Addax Petroleum in such an amount as to enable the recovery of all recoverable costs. Capital and operating costs incurred in a particular year and any previous amounts carried forward from previous years can be fully recovered each year up to a cost recovery limit defined as a percentage of total production. The cost recovery limit is set according to the terms in each Gabon Production Sharing Contract. Maximum Cost Oil available is calculated as total production less Royalty Oil. Cost Oil is calculated on a monthly basis and any excess costs are carried forward to subsequent months or years. As at December 31, 2006, the Cost Oil carry-forward balances were as set out in the following table:

	Carry-Forward Cost Oil Balances
	($ million)
Maghena	110.9
Panthere NZE	35.3
Remboué	-
Awoun	34.8
Etame	2.1
Iris/Themis	6.2

Profit Oil is the oil remaining after deducting Royalty Oil and Cost Oil. Profit Oil is shared between the Government of Gabon and Addax Petroleum on a sliding scale based on monthly production from the respective Gabon Production Sharing Contracts. The varying allocations between the Government of Gabon and Addax Petroleum are applied on an incremental sliding scale basis.

The principal terms of Addax Petroleum's Gabon Production Sharing Contracts are summarized as follows.

Permit	Maghena	Panthere NZE	Remboué	Awoun[1]	Etame[2]	Iris/Themis[3]
Status	Production (Tsiengui)	Production (Obangue)	Production (Remboué)	Exploration	Production (Etame, Avouma)	Exploration
Addax Petroleum's interest	92.5%	92.5%	92.0%	40.0%	31.36%	25.71%[7]
Third Party carry[4]	7.5%	7.5%	8.0%	0.0%	7.5%	7.5%
Royalty Oil	4.5% to 11%	3% to 5%	3% to 5%	5% to 10%	3% to 17.5%	6% to 12%
Cost recovery limit	75%	80%	80%	65%	70%	80%
Addax Petroleum profit share	47.5% to 20%	50% to 20%	50% to 35%	50% to 30%	50% to 40%	50% to 20%
Term[5]	10+5+5 years[6]	10+5+5 years	10+5+5 years	10+5+5 years	10+5+5 years	10+5+5 years
Grant Date	September 26, 1997	December 6, 1996	February 17, 2001	December 27, 1999	July 7, 1995	November 12, 1999

Notes:

(1) The Awoun Production Sharing Contract provides that, once commercial production has commenced, the contractor shall contribute annually to a hydrocarbon support fund for petroleum research in Gabon calculated on the basis of $250,000 per annum during the exploration phase and $0.05 per barrel of total oil produced during the production phase.

(2) The Etame Production Sharing Contract provides that the contractor shall contribute annually to a hydrocarbon support fund for petroleum research in Gabon calculated on the basis of $60,000 per annum during the exploration phase and $75,000 per annum and $0.05 per barrel of total oil production produced during the production phase.

(3) The Iris/Themis Production Sharing Contract provides that, once commercial production has commenced, the contractor shall contribute annually to a hydrocarbon support fund for petroleum research in Gabon calculated on the basis of the total oil production of $0.05 per barrel produced.

(4) The Government of Gabon sold its carried interest to Sinopec for the Awoun PSC. Under the Production Sharing Contracts, should the government wish to acquire an additional interest it shall inform the contractor in writing and the parties shall mutually agree to such acquisition. Under certain of the Production Sharing Contracts, Gabonese investors have the option of acquiring a 2.5% participating interest within a certain period of time following commercial production failing which the government shall retain the right to acquire such interest.

(5) Production terms of Production Sharing Contracts are initially for ten years and may be renewed for two subsequent five-year terms.

(6) The Maghena permit recently was extended for an additional term of five years.

(7) Before government back-in.

All of Addax Petroleum's Gabon Production Sharing Contracts grant the Government of Gabon the right to terminate the Production Sharing Contracts by operation of law by serving a 15-day notice upon certain violations of the Production Sharing Contract, including the failure by the contractors to provide the Government of Gabon, within the prescribed time, the information specified in the Production Sharing Contract, the failure by the contractors to make all monetary payments under the Production Sharing Contract when due and the failure by the contractors to comply, in a material manner, with the terms of the Production Sharing Contract or any license or lease issued thereunder. The Production Sharing Contracts further provide that, according to petroleum legislation in Gabon and within five years from the effective production date, an agreement shall be entered into with the State in order to establish an abandonment cost reserve fund.

Joint Development Zone

Addax Petroleum's interests in the JDZ are governed by Production Sharing Contracts with the Joint Development Authority which were all entered into in March 2006. Each of the Corporation's JDZ PSCs has a term of 28 years expiring in 2035. Each of the JDZ PSCs impose minimum work obligations and financial commitments which the Corporation is required to undertake and fund. The Corporation is required to complete the first phase of work commitments within four years of signing.

Under each of its JDZ PSCs, Addax Petroleum bears the development and exploration risk for the properties concerned and funds all of the necessary capital expenditures. In return, the Corporation is entitled to sell sufficient oil to recover its capital expenditures and operating costs and to have a designated share of oil production remaining after the payment of royalties and taxes. Taxation of each JDZ PSC is calculated independently of Addax Petroleum's other JDZ PSC and as a result, capital expenditure recovery is available to the extent of the profitability of the particular JDZ PSCs on which the capital expenditures were incurred.

Oil produced under the JDZ PSCs is notionally allocated to the same four categories as the Nigerian PSCs, namely, Royalty Oil, Cost Oil, Tax Oil and Profit Oil. The calculation of Royalty Oil varies with the block's production rate on a sliding scale between 0.0 per cent for production below 20,000 bbl/d and 5.0 per cent for production in excess of 70,000 bbl/d. Cost Oil is allocated to the Corporation in such an amount as to enable the recovery of all recoverable costs. The capital and operating costs incurred in a particular year and any previous amounts carried forward from previous years can be fully recovered each year up to a maximum level of 80 per cent of the sum of total production less Royalty Oil. Tax Oil is calculated at a rate of 50 per cent of taxable profit. Taxable profit is equal to revenue less Royalty Oil less Cost Oil less an investment tax allowance. The investment tax allowance is calculated as a 50 per cent uplift of eligible capital expenditures. Profit Oil is the oil remaining after the deduction of Royalty Oil, Cost Oil and Tax Oil.

Profit Oil is shared between Addax Petroleum and the JDA pursuant to the following sliding scale for each block:

R Factor	Addax Petroleum's Profit Oil Share
$R < 1.2$	80%
$1.2 < R < 2.5$	$25\% + (((2.5-R) / (2.5/1.2)) \times (80\%-25\%))$
$R > 2.5$	25%

Where, for each block:

$$R = \frac{\text{Cumulative Cost Oil} + \text{Cumulative Corporation Share of Profit Oil}}{\text{Cumulative Capital and Non-Capital Costs}}$$

Kurdistan Region of Iraq

Addax Petroleum's interests in the Taq Taq license area are governed by the Revised Production Sharing Agreement under which Addax Petroleum and Genel Enerji are the contractors. The Revised PSA has a term of 25 years expiring in 2028 and imposes minimum work obligations and financial commitments which the Corporation is required to undertake and fund.

Under the Revised PSA, the contractors bear the development and exploration risk for the properties concerned and funds all of the necessary capital expenditures. In return, the contractors are entitled to sell sufficient oil to recover its capital expenditures and operating costs and to have a designated share of oil production remaining after the payment of royalties. Taxation of the Taq Taq field area and the exploration area of the Taq Taq license area is calculated independently of one another.

Oil produced under the Revised PSA is notionally allocated to the same three categories as the Gabon PSCs, namely, Royalty Oil, Cost Oil and Profit Oil. The calculation of Royalty Oil varies with the block's production rate on an incremental sliding scale as follows:

Production Rate	Royalty Rate
(bbl/d)	(%)
≤ 20,000	4%
> 20,000 and ≤ 50,000	5%
> 50,000 and ≤ 100,000	6%
> 100,000 and ≤ 150,000	7%
> 150,000 and ≤ 200,000	8%
> 200,000 and ≤ 250,000	9%
> 250,000 and ≤ 300,000	10%
> 300,000 and ≤ 350,000	11%
> 350,000	12%

Cost Oil is allocated to the contractors in such an amount as to enable the recovery of all recoverable costs. The operating costs incurred in a particular year and any previous amounts carried forward from previous years can be fully recovered each year. The capital costs incurred in a particular year and any previous amounts carried forward from previous years can be fully recovered each year up to a maximum level of 80 per cent of the sum of total production less Royalty Oil less operating costs.

Profit Oil is the oil remaining after the deduction of Royalty Oil and Cost Oil. Profit Oil is shared between the contractors and the KRG pursuant to the following incremental sliding scale for each area:

	Contractor's Profit Oil Share	
Cumulative Production (MMbbl)	**Taq Taq Field** (%)	**Exploration Area** (%)
≤ 30	20%	27%
> 30 and ≤ 40	20%	25%
> 40 and ≤ 50	20%	23%
> 50 and ≤ 100	20%	21%
> 100 and ≤ 150	20%	19%
> 150 and ≤ 200	18%	19%
> 200 and ≤ 300	18%	16%
> 300 and ≤ 500	17%	16%
> 500	15%	16%

EMPLOYEES

As at December 31, 2006, Addax Petroleum had 462 employees. Of these, 293 were located in Nigeria (of which 28 are expatriates), 134 were located in Switzerland, 23 were located in Gabon (of which 9 are expatriates), 8 were located in the United Kingdom, 3 were located in Cameroon and 1 was located in Iraq. All the Nigerian employees, other than management employees, are unionized.

CORPORATE SOCIAL RESPONSIBILITY

Corporate Citizenship

Addax Petroleum believes that being a good employer and a responsible corporate citizen are essential to building and sustaining a profitable and growing business. The Corporation takes pride in providing a safe and healthy workplace for its employees and contractors while also providing assistance and benefits to the local communities where the Corporation conducts its oil and gas operations.

In 2006, Addax Petroleum continued its efforts to protect the health and safety of its employees, its contractors and the general public and to invest in meaningful community relations programs. Addax Petroleum's community relations program provides tangible and immediate benefits to the Corporation's local host communities while contributing to the safety and stability of the Corporation's operations.

Health & Safety

Addax Petroleum experienced significant growth in production, development and exploration during 2006. Despite the increased level and intensity of activity, the Corporation's safety record remained among the best in the industry as the Corporation's lost time injury rate stayed well below the industry average. Two of the Corporation's divisions, Addax Petroleum Development (Nigeria) Ltd. and TTOPCO, did not report any lost time injury incidents at all in 2006.

In 2006, the Corporation established a Corporate Health, Safety, Security and Environment Department with the mandate to develop and implement the programs required to achieve the Corporation's objectives in these areas. At the core of the Corporation's safety program, and a major contributor to its safety record in 2006, was the introduction of a new flexible and efficient Health, Safety and Environment Management System. The Corporation plans to continue to work with its operating companies to refine this new management system in 2007.

Security

Addax Petroleum has invested significant time and resources into developing proactive and responsible relationships with its host communities, local stakeholders and leaders in order to minimize potential interruptions to the Corporation's business activities. The Corporation had only one security incident reported during 2006 across all operating companies and properties. In February 2006, the Corporation's contracted drilling rig on OML123, the Noble Tommy Craighead, was boarded and briefly occupied. Addax Petroleum was able to resolve the incident peacefully. In January 2007, an employee of Petrostuff Nigeria Ltd. working as a contractor on the Corporation's Akam oil production platform on OML123 was abducted and murdered. The Corporation regards this incident as an isolated event that it believes is not indicative of the quality of its relationships with the local communities. Since 1998, the Corporation did not have any material unplanned disruptions in production due to civil unrest or security incidents.

Environmental Policies & Programs

In 2006, the Corporation continued both on its own and in partnership with non-governmental organizations to work to reduce the environmental footprint of its operations, to promote sustainable development and to protect and improve the ecology and biodiversity of the countries in which it does business. The Corporation also continued to work in 2006 to ensure that it would be able to comply with the Government of Nigeria's "flares down" policy which will likely require oil companies to end the practice of gas flaring in 2008.

The Corporation is also supporting two major conservation initiatives:

- An international research and education centre for the study of primates, biodiversity research and forest management in the tropical rainforest of Cross River State, Nigeria. The research centre is run by CERCOPAN, a Nigerian environmental NGO.

- Two programs administered by the Sahara Conservation Fund – one in Chad and one in Niger – to protect and preserve the addax antelope from which the Corporation takes its name.

The Corporation continues to refine its environmental policies and programs and regularly consults with local stakeholders and non-governmental organizations to align its programs with local priorities.

Community Relations

Alignment with local priorities has long been a key driver of Addax Petroleum's community relations programs. Since the Corporation first started working in West Africa in 1994, the Corporation has fostered an open dialogue with local community leaders as a means of cultivating relationships based on mutual understanding and trust. This approach has enabled the Corporation to target its support on programs and facilities – schools, roads, clean water systems – that are important to local stakeholders which the Corporation believes has in turn created a sense of good will toward the Corporation.

In addition, the Addax Petroleum has made it a priority to comply with the economic development policies related to the oil and gas industry of the national governments of its host nations. For example, Addax Petroleum has been working to ensure that in 2006 it would be in compliance with the Federal Government of Nigeria's policy goal of 45 per cent Nigerian content in the oil and gas industry. Addax Petroleum has achieved that target in part because it has supported the development of efficient and competitive local companies capable of providing the Corporation with goods and services in all areas of operation. This approach means that the Corporation believes it is well positioned to achieve the next local content benchmark set by the Nigerian government of 70 per cent local content by 2010.

Also in 2006, the Corporation entered into two major sponsorships or partnerships:

- The Corporation will be supporting the work of UNITAR (the United Nations Institute for Training and Development) on a number of social and economic development projects in Cameroon and Gabon. In Gabon, for example, the Corporation will be supporting a project to improve lake and river transport to the major towns in the territory around the Ogooue and Fernan-Vaz Rivers.
- In Nigeria, Addax Petroleum, in partnership with Lonadek Oil and Gas Consultants, is the platinum sponsor of an important new training and professional development program focused on Nigeria's youth. The program entitled "Vision 2020: Restoring Hope through Youth Empowerment" of motivating and training young people to pursue professional careers in the oil and gas industry so that by 2020 they will be able to fill many of the key jobs in the local industry.

These types of program are not only valuable and worthwhile because of the benefits they provide to the indigenous populations but also because they are a concrete expression of the Corporation's commitment to those countries where it operates and provides the foundation for the excellent reputation Addax Petroleum believes it has earned in West Africa and the Middle East.

RISK FACTORS

Addax Petroleum is exposed to a number of risks. This section describes the risks and other matters that would most likely influence an investor's decision to purchase securities of Addax Petroleum. Additional risks and uncertainties not presently known to the Corporation or that it currently deems immaterial may also impair its business and affect the price of its Common Shares. If any of the risks or uncertainties described in this AIF actually occurs, the Corporation's business, results of operations or financial condition could be materially adversely affected. See also "Reader Advisory Regarding Forward Looking Statements".

Risks Related to the Business of the Corporation

There are numerous risks relating to the nature of the Corporation's business and the jurisdictions in which it operates.

There are numerous factors which may affect the success of the Corporation's business which are beyond the Corporation's control including local, national and international economic, legal and political conditions. The Corporation's business involves a high degree of risk which a combination of experience, knowledge and careful evaluation may not overcome. The operations of the Corporation in certain developing countries, such as Nigeria, Cameroon, Gabon and Iraq, expose it to potential civil unrest and political or currency risks. In particular, recent escalation in civil unrest in Nigeria and Iraq may pose a threat to the operations of the Corporation in those countries and any intensification in the level of civil unrest may have a material adverse effect on the Corporation's business, results of operations or financial condition.

This business of the Corporation is subject to operating hazards and uninsured risks.

The business of the Corporation is subject to all of the operating risks normally associated with the exploration for, and the production, storage, transportation and marketing of oil and gas. These risks include blowouts, explosions, fire, gaseous leaks, migration of harmful substances and oil spills, any of which could cause personal injury, result in damage to, or destruction of, oil and gas wells or formations or production facilities and other property, equipment and the environment, as well as interrupt operations. In addition, the operations of the Corporation are subject to all of the risks normally incident to drilling of oil and natural gas wells and the operation and development of oil and gas properties, including encountering unexpected formations or pressures, premature declines of reservoirs, blowouts, equipment failures and other accidents, sour gas releases, uncontrollable flows of oil, natural gas or well fluids, adverse weather conditions, pollution and other environmental risks. The Corporation's production facilities are also subject to hazards inherent in marine operations, such as capsizing, sinking, grounding, vessel collision and damage from severe storms of other severe weather conditions. The offshore drilling conducted by the Corporation over seas involves increased drilling risks of high pressures and mechanical difficulties, including stuck pipe, collapsed casing and separated cable. The Corporation and operators of properties in which it has an interest maintain insurance against some, but not all, potential risks; however, there can be no assurance that such insurance will be adequate to cover any losses or exposure for liability or that the Corporation will be able to obtain insurance to cover such risks. For example, the Corporation does not have business interruption insurance in place and, therefore, it will suffer losses as a result of a shut-in or cessation in production. The occurrence of an unfavourable event not fully covered by insurance could have a material adverse effect on the Corporation's financial condition, results of operations and cash flows. Furthermore, insurance may not continue to be available at a reasonable cost or at all.

Oil and gas operations and production are subject to numerous risks.

Oil and gas production operations are also subject to all the risks typically associated with such operations, including premature decline of reservoirs and invasion of water into producing formations. Certain of the Corporation's oil and gas properties are operated by third parties or may be subject to operating committees controlled by national oil companies and, as a result, the Corporation has limited control over the nature and timing of exploration and development of such properties or the manner in which operations are conducted on such properties. The marketability and price of oil and natural gas which may be acquired or discovered by the Corporation will be affected by numerous factors beyond the control of the Corporation. The ability of the Corporation to market any natural gas discovered may depend upon its ability to acquire space on pipelines which deliver natural gas to commercial markets. The Corporation is also subject to market fluctuations in the prices of oil and natural gas, uncertainties related to the delivery and proximity of its reserves to pipelines and processing facilities, including the ability to acquire space on pipelines to deliver natural gas to commercial markets, and extensive government regulation relating to prices, taxes, royalties, land tenure, allowable production, the export of oil and gas and many other aspects of the oil and gas business. The Corporation is also subject to a variety of waste disposal, pollution control and similar environmental laws. The oil and natural gas industry is subject to varying environmental regulations in each of the jurisdictions in which the Corporation operates and which it may operate.

Environmental regulations place restrictions and prohibitions on emissions of various substances produced concurrently and oil and natural gas and can impact on the selection of drilling sites and facility locations, potentially resulting in increased capital expenditures. The Corporation may be responsible for abandonment and site restoration costs.

There is no guarantee that the Corporation has or will continue to have good title to its properties.

There is no guarantee that an unforeseen defect in title, changes in laws or change in their interpretation or political events will not arise to defeat or impair the claim of the Corporation to its properties which could result in a material adverse effect on the Corporation, including a reduction in revenue.

The Corporation's failure to replace its current reserves would have a material adverse effect on its business and financial condition.

The Corporation's oil reserves and production, and therefore its cash flows and earnings, are highly dependent upon the Corporation developing and increasing its current reserve base. Without the addition of reserves through exploration, acquisition or development activities, the Corporation's reserves and production will decline over time as reserves are depleted. The business of exploring for, developing or acquiring reserves is capital intensive. To the extent that cash flow from operations is insufficient and external sources of capital become limited or unavailable, the Corporation's ability to make the necessary capital investments to maintain and expand its oil reserves will be impaired. There can be no assurance that the Corporation will be able to find and develop or acquire additional reserves to replace production at commercially feasible costs.

Exploration and development activities are inherently risky and are subject to change.

The Corporation's oil and natural gas exploration may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. In addition, drilling hazards or environmental damage could greatly increase the cost of operations and various field operating conditions may adversely affect the production from successful wells.

Whether the Corporation ultimately undertakes an exploration or development project depends upon a number of factors, including availability and cost of capital, current and projected oil and gas prices, receipt of government approvals, access to the property, the costs and availability of drilling rigs and other equipment, supplies and personnel necessary to conduct these operations, success or failure of activities in similar areas and changes in the estimates to complete the projects.

The Corporation will continue to gather data about its new venture opportunities and other projects. Additional information could cause the Corporation to alter its schedule or determine that a new venture opportunity or project should not be pursued, which could adversely affect the Corporation's prospects.

Under its Production Sharing Contracts and agreements, the Corporation finances exploration, development and operations and the related facilities and equipment and will only recover its costs if there is successful production in accordance with the terms of the Production Sharing Contracts and agreements.

Failure to obtain governmental approvals and fulfill contractual commitments may adversely affect the Corporation's business.

The Corporation's current operations are, and future operations will be, subject to approvals of governmental authorities and, as a result, the Corporation has limited control over the nature and timing of development and exploration of oil and natural gas properties or the manner in which operations are conducted on such properties.

The Corporation's Production Sharing Contracts and other contracts with governments and government bodies to explore and develop the properties are subject to specific requirements and obligations. If the Corporation fails to satisfy such requirements and obligations and there is a material breach of such contracts, such contracts could, under certain circumstances, be terminated. The termination of any of the Corporation's contracts granting rights in respect of the properties would have a material adverse effect on the Corporation, including the Corporation's financial condition.

The loss of any of the Corporation's executive officers and key employees could have an adverse impact on its business.

The Corporation is highly dependent upon its executive officers and key employees, and the success of the Corporation will be largely dependent upon the performance of such officers and key employees. In particular, the Corporation's Chief Executive Officer, Jean Claude Gandur, has a number of key relationships that are important to the Corporation's business. The unexpected loss of the services of Mr. Gandur or other executive officers or key personnel could have a material adverse effect on the Corporation. The Corporation does not maintain key man life insurance on any of its employees. In assessing the risk of an investment in the Common Shares, potential investors should recognize that they are relying on the ability and integrity of the management of the Corporation.

The Corporation is dependent on an affiliated company for the marketing of the oil the Corporation produces.

In conducting its business, the Corporation will continue to rely on ABV to purchase and sell the majority of the crude oil the Corporation produces under the Crude Oil Supply Agreements. Both the Corporation and ABV have the right to terminate any of the Crude Oil Supply Agreements should the counterparty a) commit any material breach or persistent breaches of the Crude Oil Supply Agreements, b) become insolvent under the provisions of any relevant law or c) fail to pay any monies owing to the party within 7 days of being requested to do so. The Corporation also has the right to terminate any of the Crude Oil Supply Agreements on not less than ninety days prior written notice to ABV upon the Corporation's decision. If the Corporation's agreements with ABV terminate for any reason, the Corporation may be unable to enter into a relationship with another purchaser and seller of its crude oil on a timely basis or on acceptable terms, which could materially adversely affect the Corporation's business, results of operations or financial condition.

The Corporation may face difficulties in marketing its oil and natural gas.

The marketability of any oil and natural gas acquired or discovered by the Corporation will be affected by numerous factors beyond its control. The Corporation's ability to market its natural gas may depend upon its ability to acquire space on pipelines to deliver oil and natural gas to commercial markets. For example, the majority of the Corporation's produced associated natural gas in Nigeria is currently flared, as there is no established market in which to sell the natural gas, nor does the Corporation have the necessary facilities to capture or transport natural gas. The Corporation may also be affected by deliverability uncertainties related to the proximity of its other reserves to pipelines and processing facilities, the availability of or operational problems with such pipelines and facilities, and as a consequence of extensive government regulation relating to price, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business.

The Corporation shares a trademark and a tradename with a group of companies and any adverse development affecting the trademark, tradename or reputation of any of those companies, their shareholders, directors, officers or employees could materially adversely affect the business, goodwill or reputation of the Corporation.

The Corporation shares a trademark and a tradename with AOG and many of AOG's subsidiaries. AOG engages in petroleum trading and distribution, and mining activities throughout Africa and in Eastern Europe, and it has subsidiaries, local branches and commercial representation bureaus throughout Africa and in Europe and Asia. Many of the countries in which AOG operates have experienced high levels of governmental and business corruption and other illegal activity. AOG and its officers, directors and employees have been and may in the future be, the subject of press speculation, governmental investigations and other accusations of corrupt practices or other illegal activities, including improper payments to individuals of influence. For example, AFSARL, a subsidiary of AOG, was referred to in the UN Oil-for-Food Report, however, neither the Corporation nor AOG has ever participated in any payments that contravene the rules of the UN Oil-for-Food Programme. Issues arising from the UN Oil-for-Food Programme may be the subject of investigation by national authorities.

Pursuant to the Trademark Agreement, the Corporation intends to continue identifying itself using names and logos that indicate a relationship with AOG. Given the Corporation shares a trademark and tradename with AOG and with many members of the AOG group, any adverse development affecting the trademark, tradename or reputation of any of those companies could have a material adverse effect on the business, goodwill or reputation of the Corporation.

The Corporation may not be able to secure financing for its future exploration, development, production and acquisition plans.

Depending on future exploration, development, production or acquisition plans, the Corporation may require additional financing. The ability of the Corporation to arrange such financing in the future will depend in part upon prevailing financing market conditions as well as the business performance of the Corporation. If the Corporation's revenues or reserves decline, it may not have the capital necessary to undertake or complete future drilling programs. There can be no assurance that debt or equity financing or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to the Corporation. Transactions financed partially or wholly with debt may increase the Corporation's debt levels above industry standards. The inability of the Corporation to access sufficient capital for its operations could have a material adverse effect on the Corporation's business and financial condition. If additional financing is raised by the issuance of shares from treasury of the Corporation, control of the Corporation may change and shareholders may suffer dilution.

The Corporation could be subject to labour or other unplanned production disruptions.

The Corporation has a significant number of staff belonging to certain trade unions which have a record of occasional industrial action. The presence of trade unions may limit the Corporation's flexibility in dealing with its staff. If there is a material disagreement between the Corporation and its trade unions, the Corporation's operations could suffer an interruption or shutdown that could have a material adverse effect on the Corporation's business, results of operations or financial condition.

Future litigation could adversely affect the Corporation's business, results of operations or financial condition.

From time to time, the Corporation is subject to litigation arising out of its operations. Damages claimed under such litigation may be material or may be indeterminate, and the outcome of such litigation may materially impact the Corporation's business, results of operations or financial condition. While the Corporation assesses the merits of each lawsuit and defends itself accordingly, it may be required to incur significant expenses or devote significant resources to defending itself against such litigation. In addition, the adverse publicity surrounding such claims may have a material adverse effect on the Corporation's business.

The Corporation is subject to certain risks related to the Corporation's present stage and speed of development.

The Corporation has experienced significant growth and development in a relatively short period of time and expects to continue to grow as production increases from its oil reserves. Management of that growth requires, among other things, stringent control of financial system and operations, the continued development of management controls, the training of new personnel and continued access to funds to finance this growth. Failure to successfully manage the Corporation's expected growth and development could have a material adverse effect on the Corporation's business, results of operations or financial condition.

There are risks inherent in the Corporation's strategy of geographic diversification and acquisition of new exploration and development properties.

The Corporation intends to acquire additional oil and gas properties. Although the Corporation performs a review of properties prior to acquiring them that it believes is consistent with industry practices, such reviews are inherently incomplete. It generally is not feasible to review in depth every individual property involved in each acquisition. Ordinarily, the Corporation will focus its due diligence efforts on higher valued properties and will sample the remainder. However, even an in-depth review of all properties and records may not necessarily reveal existing or potential problems, nor will it permit a buyer to become sufficiently familiar with the properties to assess fully their deficiencies and capabilities. Inspections may not be performed on every well, and structural or environmental problems, such as ground water contamination, are not necessarily observable even when an inspection is undertaken. The Corporation may be required to assume pre-closing liabilities, including environmental liabilities, and may acquire interests in properties on an "as is" basis. In addition, competition for the acquisition of prospective oil properties is intense, which may increase the cost of any potential acquisition. To date the Corporation's exploration and development activities have principally been based in Nigeria, Gabon and nearby areas in West Africa as well as Iraq, and the Corporation's limited presence in other regions may limit its ability to identify and complete acquisitions in other geographic areas. There can be no assurance that any acquisition by the Corporation will be successful.

The Corporation is exposed to the risks associated with commodity hedging activities.

The nature of the Corporation's operations results in exposure to fluctuations in commodity prices. The Corporation may use financial instruments and physical delivery contracts to hedge its exposure to these risks and has done so in the past. If the Corporation engages in hedging it will be exposed to credit related losses in the event of non-performance by counterparties to the financial instruments. Additionally, if product prices increase above those levels specified in any future hedging agreements, the Corporation could lose the cost of floors or ceilings or a fixed price could limit the Corporation from receiving the full benefit of commodity price increases. If the Corporation enters into hedging arrangements, it may suffer financial loss if it is unable to commence operations on schedule or is unable to produce sufficient quantities of oil to fulfill its obligations.

Joint ventures entered into by the Corporation could lead to additional costs.

The Corporation has entered into joint ventures in respect of Cameroon, Gabon, JDZ, Taq Taq and the Okwok properties. The Corporation may suffer unexpected costs or other losses if a joint venture partner does not meet its obligations. It is also possible that the interests of the Corporation and those of its joint venture partners are not aligned resulting in project delays, additional costs or disagreements, which could adversely affect the Corporation's business.

Risks relating to the petroleum industry

Volatility of petroleum prices could have a material adverse effect on the Corporation's business, results of operations or financial condition.

The Corporation's business, results of operations or financial condition and future growth are substantially dependent on the prevailing prices for its petroleum production. Historically, the markets for petroleum have been volatile and such markets are likely to continue to be volatile in the future. Prices for oil are based on world supply and demand and are subject to large fluctuations in response to relatively minor changes to the demand for oil, whether the result of uncertainty or a variety of additional factors beyond the control of the Corporation, including actions taken by OPEC and its adherence to agreed production quotas, war, terrorism, government regulation, social and political conditions in oil producing countries generally and in Nigeria, Gabon and Iraq specifically, economic conditions, prevailing weather patterns and the availability of alternative sources of energy. It is impossible to accurately predict future crude oil and natural gas price movements. Accordingly, crude oil and natural gas prices may not remain at their current levels. Any substantial decline in the price of petroleum could have a material adverse effect on the Corporation's revenues, operating income, cash flows and borrowing capacity and may require a reduction in the carrying value of the Corporation's properties, its planned level of spending for exploration and development and the level of its reserves. No assurance can be given that prices will be sustained at levels which will enable the Corporation to operate profitably.

A decrease in oil prices may require the Corporation to write down certain of its assets

Any substantial decline in oil prices may require the Corporation to write down certain of its assets. Under Canadian GAAP, the net capitalized cost of oil and gas properties may not exceed a "ceiling limit", which is based, in part, upon estimated future net cash flows from reserves. If the net capitalized costs exceed this limit, the Corporation must charge the amount of the excess against earnings. As oil prices decline, the Corporation's net capitalized cost may approach or exceed this cost ceiling, resulting in a charge against earnings. While a write down would not directly affect cash flow, the charge to earnings could be viewed unfavourably in the market or could limit the Corporation's ability to borrow funds or comply with covenants contained in current or future credit agreements or other debt instruments.

Increases in materials and services costs could have a material adverse effect on the Corporation's business, results of operations or financial condition.

The Corporation relies on oil field suppliers and contractors to provide materials and services in conducting the exploration and production business of the Corporation. Any substantial increase in the world-wide prices of commodities, such as steel, and competitive pressures on the oil field suppliers could result in a material increase of costs for the materials and services required by the Corporation to conduct its business. In addition, due to the high global demand, the cost of oil field services and goods has increased significantly in recent years compared to prior years and could continue to increase. Future increases could have a material adverse effect on the Corporation's operating income, cash flows and borrowing capacity and may require a reduction in the carrying value of the Corporation's properties, its planned level of spending for exploration and development and the level of its reserves. No assurance can be given that prices for materials and services will be sustained at levels which will enable the Corporation to operate profitably.

The Corporation could face significant liabilities under environmental laws.

Extensive national, state, and local environmental laws and regulations in jurisdictions in which the Corporation operates affect nearly all of its operations. These laws and regulations set various standards regulating certain aspects of health and environmental quality, provide for civil and criminal penalties and other liabilities for the violation of such standards and establish in certain circumstances obligations to remediate current and former facilities and locations where operations are or were conducted. In addition, special provisions may be appropriate or required in environmentally sensitive areas of operation. There can be no assurance that the Corporation will not incur substantial financial obligations in connection with environmental compliance.

Significant liability could be imposed on the Corporation for damages, clean-up costs or penalties in the event of certain discharges into the environment, environmental damage caused by previous owners of property purchased by the Corporation, acts of sabotage or non-compliance with environmental laws or regulations. Such liability could have a material adverse effect on the Corporation. Moreover, the Corporation cannot predict what environmental legislation or regulations will be enacted in the future or how existing or future laws or regulations will be administered or enforced. Compliance with more stringent laws or regulations, or more vigorous enforcement policies of any regulatory authority, could in the future require material expenditures by the Corporation for the installation and operation of systems and equipment for remedial measures, any or all of which may have a material adverse effect on the Corporation.

As a party to various Production Sharing Contracts and agreements, the Corporation may have an obligation to restore producing fields to a condition acceptable to the authorities at the end of these fields' commercial lives. Each party to such contracts or concession is typically liable for its share of the cost of decommissioning infrastructure installed under that contract or concession. In respect of the Corporation's producing properties that are located offshore, the costs to decommission offshore wells may be substantial. These costs are payable at a time when assets are no longer generating cash flow. Although the Corporation makes an accounting provision for decommissioning and site restoration costs, there are no immediate plans to establish a reserve account for these potential costs in respect of any of the Corporation's current properties or facilities. Rather, the costs of decommissioning are expected to be paid from the proceeds of production in accordance with the practice generally employed in onshore and offshore oilfield operations. There can, however, be no assurance that the proceeds from production will be sufficient to meet the costs of decommissioning at the time when required to be incurred. The use of other funds to satisfy such decommissioning costs could have a material adverse effect on the Corporation's financial position.

The oil reserve and oil and gas resource data in this AIF are only estimates, and the Corporation's actual production, revenue and expenditure with respect to its reserves may be materially different from such estimates.

There are numerous uncertainties inherent in estimating quantities of proved, probable and possible reserves and prospective and contingent resources and cash flows to be derived therefrom, including many factors beyond the control of the Corporation. The reserves, resources and cash flow information set forth in this AIF represent estimates only. In general, estimates of economically recoverable oil reserves and the future net cash flow therefrom are based on a number of factors and assumptions made as of the date on which the reserves estimates were determined, such as geological and engineering estimates (which have inherent uncertainties), historical production from the properties, the assumed effects of regulation by governmental agencies and estimates of future commodity prices and operating costs, all of which may vary considerably from actual results. All such estimates are, to some degree, uncertain and classifications of reserves are only attempts to define the degree of uncertainty involved. For these reasons, estimates of the economically recoverable oil reserves attributable to any particular group of properties, the classification of such reserves based on risk recovery and estimates of future net revenues expected therefrom, prepared by different engineers or by the same engineers at different times, may vary substantially. The Corporation's actual production, revenues, taxes and development and operating expenditures with respect to the Corporation's reserves will likely vary from such estimates, and such variances could be material.

Estimates with respect to reserves that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reserves, rather than upon actual production history. Estimates based on these methods generally are less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history will result in variation, which may be material, in the estimated or actually recovered reserves.

The present value of estimated future net cash flows referred to herein should not be construed as the current market value of estimated proved oil reserves attributable to the Corporation's properties. The estimated discounted future cash flow from proved reserves are based upon price and cost estimates, which may vary from actual prices and costs and such variance could be material. Actual future net cash flows will also be affected by factors such as the amount and timing of actual production, supply and demand for oil, curtailments or increases in consumption by purchasers and changes in governmental regulations or taxation.

The Corporation's exploration and development activities depend on its ability to procure appropriate drilling and related equipment.

Oil and natural gas development and exploration activities are dependent on the availability of drilling and related equipment in the particular areas where such activities will be conducted. Demand for limited equipment such as drilling rigs or access restrictions may affect the availability of such equipment to the Corporation and may delay its development and exploration activities. In the areas in which the Corporation operates there is significant demand for drilling rigs and other equipment. Failure by the Corporation to secure necessary equipment could adversely affect the Corporation's business, results of operations or financial condition.

The Corporation operates in a highly competitive industry.

The oil and gas industry is intensely competitive in all its phases. The Corporation competes with numerous other participants in the search for, and the acquisition of, oil and natural gas properties and in the marketing of oil and natural gas. The Corporation competes with oil and gas companies that possess greater technical, physical and financial resources. Many of these competitors not only explore for and produce oil and natural gas, but also carry on refining operations and market petroleum and other products on an international basis. The Corporation also competes with other companies to attract and retain experienced skilled management and oil professionals. If the Corporation is unsuccessful in competing against other companies, its business, results of operations or financial condition would be materially adversely affected.

The Corporation faces foreign exchange, interest rate and inflation risks.

The Corporation's revenues and most its working capital is in United States dollars. The Corporation converts funds to foreign currencies as its payment obligations become due. Part of the Corporation's costs are incurred in other currencies, including the Nigerian Naira, the Swiss franc and the CFA Franc. The Corporation's accounts are prepared in United States dollars and dividends, if paid, will be paid in Canadian dollars. Accordingly, the Corporation is subject to inflation in the countries in which it operates and fluctuations in the rates of currency exchange between the United States dollar and these currencies, and such fluctuations may materially affect the Corporation's business, results of operations or financial condition. Consequently, construction, exploration, development, administration and other costs may be higher than the Corporation anticipates. Any increase in relevant interest rates will increase the amount the Corporation pays to service debt.

Risks relating to the countries in which the Corporation currently operates and may operate in the future

There are political, economic and other risks relating to the countries in which the Corporation currently operates or may operate in the future.

The Corporation's current oil production activities are located entirely in Nigeria and Gabon. It is also currently pursuing exploration and development activities in Cameroon, the JDZ and the Kurdistan Region of Iraq. Exploration and development activities in such countries may require protracted negotiations with host governments, national oil companies and third parties and may be subject to economic and political considerations such as the risks of war, actions by terrorist or insurgent groups, community disturbances, expropriation, nationalization, renegotiation, forced change or nullification of existing contracts or royalty rates, unenforceability of contractual rights, changing taxation policies or interpretations, adverse changes to laws (whether of general application or otherwise) or the interpretation thereof, foreign exchange restrictions, inflation, changing political conditions, the death or incapacitation of political leaders, local currency devaluation, currency controls, and foreign governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Any of these or similar factors could have a material adverse effect on the Corporation's business, results of operations or financial condition. If a dispute arises in connection with foreign operations, the Corporation may be subject to the exclusive jurisdiction of foreign courts or foreign arbitration tribunals or may not be successful in subjecting foreign persons, especially foreign oil ministries and national oil companies, to the jurisdiction of Canada.

Under the International Court of Justice ruling of October 2002, the border between Nigeria and Cameroon was fixed such that a part of OML123, including the Bogi Platform, is now located in Cameroon. On June 12, 2006, the presidents of Nigeria and Cameroon signed an agreement which provides for the withdrawal of Nigerian troops within 60 days from the Bakassi Peninsula, with a possible 30 day extension. However, previous agreements to finalize the International Court of Justice's decision have fallen through, including one which was to have seen the final transfer of authority from Nigeria to Cameroon take place between June 15 and September 15, 2004. Accordingly, the Corporation's business and financial affairs could be materially affected by any actions taken in contravention of the agreement reached on June 12, 2006.

The Corporation may be subject to criminal or terrorist actions which may have a material adverse effect on the Corporation's business, results of operations or financial condition.

Oil and gas companies operating in countries such as Nigeria, Gabon, Cameroon and Iraq may be perceived to be targets of criminal or terrorist actions. Criminal or terrorist action against the Corporation, its properties or facilities could have a material adverse effect on the Corporation's business, results of operation or financial condition. In addition, the fear of criminal or terrorist actions against the Corporation could have a material adverse effect on the ability of the Corporation to raise capital or to adequately staff its operations or could substantively increase the costs of doing so. For example, in January 2007 an employee of Petrostuff Nigeria Ltd. working as a contractor on the Corporation's Akam oil production platform on OML123 was abducted and murdered. While the Corporation regards this incident as an isolated event that it believes is not indicative of the quality of its relationships with the local communities, no assurance can be given that similar incidents will not occur in the future.

Relinquishment obligations under applicable legislation and the terms of Production Sharing Contracts may adversely affect the amount of the Corporation's reserves and acreage.

Pursuant to the Nigeria PSCs, Addax Petroleum is required to relinquish 50 per cent of the area of OML123 and OML124 and OML126 and OPL225, excluding the areas of the properties in which petroleum had been discovered in commercial quantities. The Corporation has submitted a relinquishment proposal to NNPC in respect of OPL225, but there is no assurance that such proposal will be accepted.

In addition, the PSC in respect of OML123 and OML124 required that not later than five years from the effective date of the PSC (May 1998), 50 per cent of the contract area (excluding any areas in which petroleum had been discovered in commercial quantities) should be relinquished pursuant to mutual agreement between NNPC and the Corporation. Although discussions commenced between NNPC and the Corporation, no area was ever relinquished in accordance with this provision of the PSC. Subsequent to the date required for such relinquishment, the OPLs under which the Corporation held the areas were converted to OML123 and OML124. The Corporation has obtained legal advice to the effect that, as the conversion from the previous OPL's into the OML's required the consent of NNPC, the obligation under the PSC to relinquish the area is no longer effective. However, there is a risk that NNPC could in the future request such relinquishment.

In addition, in accordance with the *Petroleum Act*, 50 per cent of the area covered by an OML must be relinquished within ten years of the date of grant of the OML. OML123 and OML124 were granted in July 2002 and contain such relinquishment provisions. There can be no assurance that the area proposed by the Corporation for relinquishment will be accepted by the government, and there is a risk that such relinquishment may necessarily contain reserves already booked by the Corporation, leading to a restatement of its reserves.

The Ngosso license contains a change of control provision which provides that "if [the State], pursuant to Article 34 of the Petroleum Regulations shall have become aware of changes in the factors constituting control of the Contractor or of an entity comprising Contractor, [the State] may, within 90 days order the latter to take all necessary steps in order to terminate the operations which led to such changes". Accordingly, any change of control in the Corporation could have an adverse effect on the Corporation's operations in Cameroon.

In addition, certain Gabonese Production Sharing Contracts may contain mandatory relinquishment provisions upon entering into subsequent exploration phases.

Crime and governmental or business corruption could significantly disrupt the Corporation's ability to conduct its business and could materially adversely affect its financial condition and results of operations.

The Corporation operates and conducts business in Nigeria, Gabon, Cameroon, the JDZ, Iraq and other countries or regions which have experienced high levels of governmental and business corruption and other criminal activity. The Corporation and its officers, directors and employees have been, and may in the future be, the subject of press speculation, government investigations and other accusations of corrupt practices or illegal activities, including improper payments to individuals of influence. The Nigerian government is reported to be conducting corruption and other investigations into the oil industry in Nigeria. However, the Corporation is not aware of any current investigations specific only to the Corporation or any adverse findings against it, its directors, officers or employees or any member of the AOG group, other than as disclosed below.

Although the Corporation's policy mandates strict compliance with internal policies and applicable laws which prohibit corrupt payments to government officials or other businesses or persons, there is no assurance that such internal policies and procedures have been or will be adhered to by its employees. For example, two former employees of AOG, who were also directors of subsidiaries of the Corporation and had senior level responsibilities for AOG's operations in Nigeria, were convicted in Switzerland in 2000 and fined for money laundering of proceeds tied to the embezzlement of public funds related to the regime of former Nigerian President Abacha. Neither the Corporation nor AOG were charged in Switzerland, Nigeria or elsewhere in connection with the activities of these former employees.

Findings against the Corporation, its directors, officers or employees, or their involvement in corruption or other illegal activity could result in criminal or civil penalties, including substantial monetary fines, against the Corporation, its directors, officers or employees. Any government investigations or other allegations against the Corporation, its directors, officers or employees, or finding of involvement in corruption or other illegal activity by such persons, could significantly damage the Corporation's reputation and its ability to do business, including by affecting its rights under the various PSCs or by the loss of key personnel, and could materially adversely affect its financial condition and results of operations. Furthermore, alleged or actual involvement in corrupt practices or other illegal activities by AOG, the joint venture partners of the Corporation or others with whom the Corporation conducts business, could also significantly damage the Corporation's reputation and business and materially adversely affect the Corporation's financial condition and results of operations.

Interpretation and application of the laws and regulations of the countries in which the Corporation operates can be uncertain and could adversely affect the Corporation.

The jurisdictions in which the Corporation operates may have less developed legal systems than more established economies, which may result in risks such as: (i) effective legal redress in the courts of such jurisdictions, whether in respect of a breach of law or regulation, or, in an ownership dispute, being more difficult to obtain; (ii) a higher degree of discretion on the part of governmental authorities; (iii) the lack of judicial or administrative guidance on interpreting applicable rules and regulations; (iv) inconsistencies or conflicts between and within various laws, regulations, decrees, orders and resolutions; or (v) relative inexperience of the judiciary and courts in such matters. Enforcement of laws in some of the jurisdictions in which the Corporation operates may depend on and be subject to the interpretation placed upon such laws by the relevant local authority, and such authority may adopt an interpretation of an aspect of local law which differs from the advice that has been given to the Corporation. There can be no assurance that the Corporation's contracts, joint ventures, licences, licence applications or other legal arrangements will not be adversely affected by the actions of government authorities and the effectiveness of and enforcement of such arrangements in these jurisdictions. In certain jurisdictions, the commitment of local businesses, government officials and agencies and the judicial system to abide by legal requirements and negotiated agreements may be more uncertain and may be susceptible to revision or cancellation, and legal redress may be uncertain or delayed.

In the countries in which the Corporation does business - currently Nigeria, Cameroon, Gabon and the Kurdistan Region of Iraq - the state generally retains ownership of the minerals and consequently retains control of (and in many cases, participates in) the exploration and production of hydrocarbon reserves. Accordingly, the Corporation's operations may be materially affected by host governments through royalty payments, export taxes and regulations, surcharges, value added taxes, production bonuses and other charges to a greater extent than would be the case if its operations were largely in countries where mineral resources are not predominantly state owned. In addition, transfers of interests typically require government approval, which may delay or otherwise impede transfers, and the government may impose obligations on the Corporation to complete minimum work within specified timeframes. In the future, the Corporation may extend its interests in operations to other countries where similar circumstances may exist.

The legislative framework of the oil and gas industry in Iraq is in the early stages of development and it is not certain how the provisions of the recently adopted Iraqi constitution and proposed Federal Oil Law will be interpreted and applied. Unfavourable interpretations or applications of the Iraqi constitution or the legislative framework with respect to the oil and gas industry could have a materially adverse effect on the Corporation's interests in the Kurdistan Region of Iraq.

The Corporation must comply with the regulatory regimes of the countries in which it operates, and such compliance may result in increased expenditure.

The Corporation is subject to extensive government laws and regulations governing prices, taxes, royalties, allowable production, waste disposal, pollution control and similar environmental laws, the export of oil and many other aspects of the oil business.

Although the Corporation believes it has good relations with the current governments of Nigeria, Gabon, Cameroon, Iraq and the Kurdistan Region of Iraq, there can be no assurance that the actions of present or future governments in these countries, or of governments of other countries in which the Corporation may operate in the future, will not materially adversely affect the business or financial condition of the Corporation.

While the Nigeria Production Sharing Contracts do not include the right to produce and sell natural gas, the Corporation does produce a significant amount of natural gas associated with oil production. The majority of the Corporation's produced associated natural gas in Nigeria is currently flared, as there is no established market in which to sell the natural gas, nor does the Corporation have the necessary facilities to capture or transport natural gas. The Nigerian government has announced what is commonly known as the "Flares Down by 2008" policy that will require petroleum producers to reduce or eliminate the amount of natural gas that is flared in petroleum production. The Nigerian government has not officially announced any details on how this policy will be implemented and has not enacted any legislation implementing the policy. Consequently, no assurances can be given that the Corporation will be able to comply with such "Flares Down" policy.

The Corporation's production may be constrained by production or export quotas.

Nigeria is a member of OPEC, and the Corporation may operate in other OPEC-member countries in the future. Production in OPEC-member countries can be constrained from time to time by OPEC production quotas. In Nigeria, NNPC allocates production quotas among oil producers in Nigeria based on the aggregate of the technical production limits per well for a producer as negotiated between the producer and the Nigerian government. If the aggregate of all the producers' technical production limits exceeds Nigeria's OPEC quota, the production allocations among the producers are reduced pro rata. The Corporation has historically exceeded its production allocation but has applied for and been granted additional quota from the Nigerian government for all of its excess oil production. There can be no assurance that if the Corporation exceeds its allocated quota in the future that it will continue to receive additional quota from the Nigerian government.

In addition to OPEC production quotas, oil producing countries can also implement export quotas. The Corporation may be constrained in exporting oil that it produces in the future due to the imposition of export quotas.

US holders of Common Shares and the Corporation may be subject to sanctions imposed by the US government if the Corporation decides to pursue operations in countries subject to US economic sanctions.

US economic sanctions may be imposed on US holders of Common Shares or the Corporation in connection with future operations in countries subject to US economic sanctions, such as Iran. To date, the Corporation has only had discussions with the Iranian national oil company regarding certain projects. Two US sanctions programs, the Iranian Transactions Regulations ("**ITR**") and the Iran and Libya Sanctions Act ("**ILSA**"), may potentially apply to the Corporation's future activities in Iran if the Corporation decides to undertake substantive activities in that country.

The ITR, which are administered by the Office of Foreign Assets Control ("**OFAC**") of the US Treasury Department, apply only to US persons and thus would not apply to the Corporation. However, the ITR may apply to US holders of Common Shares. The Corporation has taken steps it feels are sufficient to mitigate the risk to US holders but there can be no assurance that such steps will be successful. If the OFAC takes a different view of these steps and pursues enforcement of the ITR, US holders may be subject to a range of civil and criminal penalties. The imposition of such penalties may have a material adverse effect on the price of the Common Shares.

The ILSA grants the US President authority to impose sanctions against persons or entities found by the President to have knowingly made investments in Iran's petroleum industry of $20 million or more in any twelve month period. Sanctions could include restrictions on obtaining credit from US financial institutions and the US export import bank and on the ability of the Corporation to procure goods, services and technology from the US. To date, the Corporation has not invested the requisite amount in Iran to trigger ILSA sanctions. Additionally, the Corporation understands that the US government has not yet imposed any sanctions under ILSA, despite having a number of foreign investment projects in Iran under investigation.

The Corporation may in the future invest sufficient money in activities in Iran to trigger ILSA and cannot predict future interpretation of ILSA by the US government regarding any such future activities. It is possible that the US President may determine that these future activities constitute violations of ILSA and subject the Corporation to sanctions. The imposition of sanctions could have an adverse impact on the Corporation's business, results of operations or financial condition.

The controlling shareholder and President and Chief Executive Officer of the Corporation are able to exercise significant control over the affairs of the Corporation.

As of the date of this AIF, AOG Holdings BV owns and controls 63,485,313 Common Shares representing approximately 41 per cent of the aggregate voting shares of the Corporation. AOG Holdings BV is an indirect wholly owned subsidiary of AOG which is indirectly controlled by Jean Claude Gandur, the President and Chief Executive Officer of the Corporation. This allows AOG Holdings BV, and thereby Jean Claude Gandur, to control substantially all the actions taken by the shareholders of the Corporation, including the election of directors. AOG Holdings BV, and thereby Jean Claude Gandur, currently has sufficient voting power to, among other things, delay, deter or prevent a change in control of the Corporation that might otherwise be beneficial to its shareholders and may also discourage acquisition bids for the Corporation and limit the amount certain investors may be willing to pay for the Common Shares.

Certain directors and senior management of the Corporation hold positions with AOG and other companies, some of which operate in the petroleum industry. These other positions could create, or appear to create, potential conflicts of interest when these directors and senior management are faced with decisions that could have different implications for the Corporation and their other business interests. In the past, the Corporation has appointed committees of independent directors to evaluate opportunities where conflicts of interest exist or are perceived to exist, and the Corporation will continue to deal with conflicts in this fashion. Although the Corporation expects that such conflicts will be handled in accordance with the CBCA and its corporate governance policies, there is no assurance that all conflicts will be adequately addressed.

The Corporation has entered into an agreement with AOG in which AOG has agreed to conduct its upstream petroleum business entirely through the Corporation, to not compete with the Corporation in such business and to offer the Corporation any upstream petroleum business opportunities made available to AOG, in each case so long as AOG and Jean Claude Gandur together own not less than 25 per cent of the issued and outstanding Common Shares. It is nonetheless possible that other conflicts could arise that may ultimately be resolved in a manner unfavourable to the Corporation.

Sales of Common Shares by controlling and significant shareholder(s) could have an adverse effect on the price of the Common Shares.

During 2006 and subsequent to the IPO, AOG proposed a reorganization of AOG that gave shareholders the ability to exchange their AOG shares for Common Shares of Addax Petroleum and other consideration. Certain shareholders of AOG elected to exchange their AOG shares in return for approximately 46.1 million Common Shares. As of the date of this AIF, the shareholders of AOG who elected to exchange their AOG shares for Common Shares have all received their Common Shares and are not subject to any contractual restrictions imposed by AOG or Addax Petroleum regarding selling their Common Shares. The Corporation cannot predict whether substantial numbers of the Common Shares received by AOG shareholders will be sold in the open market. Sales of a large number of the Common Shares in the public markets, or the potential for such sales, could decrease the trading price of the Common Shares and could impair the Corporation's ability to raise capital through future offerings of Common Shares.

As of the date of this AIF, AOG Holdings BV owns and controls 63,485,313 Common Shares of Addax Petroleum representing approximately 41 per cent of the issued and outstanding Common Shares. AOG Holdings BV is an indirect wholly owned subsidiary of AOG which is indirectly controlled by Jean

Claude Gandur, the President and Chief Executive Officer of Addax Petroleum. The Corporation cannot predict whether AOG Holdings BV will sell any of the Common Shares it holds in the open market. Sales by AOG Holdings BV of a large number of the Common Shares in the public markets, or the potential for such sales, could decrease the trading price of the Common Shares and could impair the Corporation's ability to raise capital through future offerings of Common Shares.

Investors may face risks related to the Corporation's holding company structure.

The Corporation holds all of its assets in its wholly owned subsidiary, APHL. In the event of insolvency, liquidation or other reorganization of APHL, the holders of the Common Shares will have no right to proceed against the assets of APHL or to cause the liquidation or bankruptcy of the company under applicable bankruptcy laws. Creditors of APHL would be entitled to payment in full from such assets before the Corporation, as a shareholder, would be entitled to receive any distribution therefrom. Claims of creditors of APHL will have priority with respect to the assets and earnings of the company over the claims of the Corporation, except to the extent that the Corporation may itself be a creditor with recognized claims against APHL ranking at least pari passu with such other creditors, in which case the claims of the Corporation would still be effectively subordinate to any mortgage or other liens on the assets of APHL and would be subordinate to any indebtedness of APHL.

PETROLEUM RESERVES AND OPERATIONAL MATTERS

Reserves

The tables below summarize the petroleum reserves and the present value of future net revenue associated with Addax Petroleum's reserves evaluated in the Reserve Report prepared by NSAI, independent oil and natural gas reservoir engineers, based on constant and forecast prices and costs assumptions presented in accordance with National Instrument 51-101 — *Standards of Disclosure for Oil and Gas Activities*. The tables summarize the data contained in the Reserve Report and, as a result, may contain slightly different numbers than the Reserve Report due to rounding. Future net revenue values, whether calculated without discount or using a discount rate, are estimated values and do not represent fair market value. There is no assurance that such price and cost assumptions will be attained and variances could be material. The recovery and reserves estimates of Addax Petroleum's petroleum reserves provided herein are estimates only and there is no assurance that the estimated reserves will be recovered. Actual petroleum reserves may be greater than or less than the estimates provided herein. The estimates of reserves and future net revenue for individual properties included in this report may not reflect the same confidence level as estimates of revenue for all properties, due to the effects of aggregation.

The petroleum reserves of the Corporation are comprised of light to medium oil reserves only in Nigeria, Gabon and the Kurdistan Region of Iraq. The Corporation's Nigerian Production Sharing Contracts do not include the right to produce and sell natural gas and therefore the Corporation's reserve evaluations do not include any natural gas reserves. The Production Sharing Contracts in Nigeria and the Production Sharing Agreement in the Kurdistan Region of Iraq contain natural gas utilization clauses which permit the Corporation to participate in commercial natural gas development if and when it occurs. The Corporation's Production Sharing Contracts in Gabon treat commercial natural gas in effectively the same manner as crude oil.

The Corporation also undertakes exploration operations on its properties in Cameroon, the JDZ and OPL291 offshore Nigeria for which there are no reserves as at December 31, 2006.

The Reserve Report is limited to estimating the Corporation's reserves and does not address prospective or contingent resources.

Oil Reserves and Future Net Revenues
Based on Forecast Prices and Costs
as at December 31, 2006[8][9][10][12][13][15][16][17]

	Crude Oil Reserves[7] (MMbbl)		Estimated Net Present Values of Future Net Revenue Before Taxes Discounted at ($million)					Estimated Net Present Values of Future Net Revenue After Taxes[14] Discounted at ($million)				
	Gross	**Net**	**0%**	**5%**	**10%**	**15%**	**20%**	**0%**	**5%**	**10%**	**15%**	**20%**
Proved[1]												
Developed Producing[2]												
Nigeria	69.0	62.5	2,666	2,489	2,339	2,210	2,098	1,224	1,151	1,087	1,032	983
Gabon	17.2	14.0	324	293	267	244	225	309	280	255	234	216
Kurdistan Region of Iraq	--	--	--	--	--	--	--	--	--	--	--	--
Total Developed Producing	**86.3**	**76.4**	**2,990**	**2,782**	**2,605**	**2,454**	**2,323**	**1,533**	**1,430**	**1,342**	**1,266**	**1,199**
Developed Non-Producing[3]												
Nigeria	10.8	9.8	412	349	299	259	227	167	141	121	104	91
Gabon	2.4	1.3	51	48	45	42	40	50	47	44	41	39
Kurdistan Region of Iraq	--	--	--	--	--	--	--	--	--	--	--	--
Total Developed Non-Producing	**13.3**	**11.0**	**463**	**396**	**344**	**301**	**267**	**217**	**188**	**164**	**145**	**130**
Undeveloped[4]												
Nigeria	36.1	31.9	961	793	661	555	469	294	234	187	149	118
Gabon	46.4	28.8	854	715	609	527	462	831	696	593	513	450
Kurdistan Region of Iraq	--	--	--	--	--	--	--	--	--	--	--	--
Total Undeveloped	**82.5**	**60.7**	**1,816**	**1,508**	**1,270**	**1,082**	**931**	**1,125**	**930**	**780**	**662**	**568**
Total Proved	**182.0**	**148.2**	**5,269**	**4,686**	**4,219**	**3,838**	**3,521**	**2,875**	**2,548**	**2,287**	**2,073**	**1,896**
Probable[5]												
Nigeria	99.4	83.7	3,148	2,546	2,103	1,769	1,511	916	736	602	499	419
Gabon	32.2	19.4	504	380	292	230	183	488	368	284	223	178
Kurdistan Region of Iraq	40.1	16.5	271	192	134	92	60	270	191	134	91	59
Total Probable	**171.7**	**119.5**	**3,924**	**3,118**	**2,530**	**2,090**	**1,754**	**1,675**	**1,296**	**1,019**	**813**	**656**
Total Proved plus Probable	**353.7**	**267.7**	**9,192**	**7,804**	**6,749**	**5,928**	**5,275**	**4,550**	**3,844**	**3,306**	**2,886**	**2,552**
Possible[6]												
Nigeria	77.6	62.2	2,810	2,249	1,839	1,533	1,298	820	647	523	431	362
Gabon	23.1	13.3	366	267	200	154	121	357	260	195	150	118
Kurdistan Region of Iraq	26.0	7.2	233	168	124	92	70	233	168	124	92	70
Total Possible	**126.7**	**82.7**	**3,410**	**2,684**	**2,163**	**1,780**	**1,490**	**1,410**	**1,076**	**842**	**673**	**549**
Total Proved plus Probable plus Possible	**480.4**	**350.4**	**12,603**	**10,488**	**8,912**	**7,707**	**6,765**	**5,959**	**4,919**	**4,147**	**3,559**	**3,102**

Oil Reserves and Future Net Revenues Based on Constant Prices and Costs as at December 31, 2006[8][9][11][12][15][16][17]

	Crude Oil Reserves [7]		Estimated Net Present Values of Future Net Revenue Before Taxes					Estimated Net Present Values of Future Net Revenue After Taxes[14]				
			Discounted at					Discounted at				
	Gross	Net	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
	(MMbbl)		*($million)*					*($million)*				
Proved[1]												
Developed Producing[2]												
Nigeria	70.2	63.4	2,759	2,561	2,395	2,254	2,133	1,265	1,184	1,114	1,053	1,001
Gabon	18.0	14.5	366	325	292	265	242	349	311	280	254	232
Kurdistan Region of Iraq	--	--	--	--	--	--	--	--	--	--	--	--
Total Developed Producing	**88.2**	**77.9**	**3,124**	**2,886**	**2,687**	**2,519**	**2,375**	**1,614**	**1,495**	**1,394**	**1,307**	**1,233**
Developed Non-Producing[3]												
Nigeria	12.1	10.9	492	413	351	302	263	180	151	129	110	96
Gabon	2.4	1.2	51	48	45	42	40	51	47	44	42	39
Kurdistan Region of Iraq	--	--	--	--	--	--	--	--	--	--	--	--
Total Developed Non-Producing	**14.5**	**12.2**	**543**	**461**	**396**	**345**	**303**	**231**	**198**	**173**	**152**	**135**
Undeveloped[4]												
Nigeria	34.8	30.6	1,030	847	703	588	496	325	258	205	163	129
Gabon	47.1	28.5	938	777	656	564	491	914	757	640	550	479
Kurdistan Region of Iraq	--	--	--	--	--	--	--	--	--	--	--	--
Total Undeveloped	**81.8**	**59.1**	**1,968**	**1,623**	**1,359**	**1,152**	**987**	**1,239**	**1,015**	**845**	**713**	**608**
Total Proved	**184.6**	**149.1**	**5,636**	**4,970**	**4,443**	**4,016**	**3,665**	**3,084**	**2,708**	**2,411**	**2,172**	**1,976**
Probable[5]												
Nigeria	99.1	83.1	3,440	2,767	2,274	1,904	1,620	1,019	814	661	546	457
Gabon	32.7	19.0	577	432	332	260	208	561	421	323	253	202
Kurdistan Region of Iraq	40.1	15.5	311	224	160	113	78	310	223	160	113	77
Total Probable	**171.9**	**117.6**	**4,328**	**3,423**	**2,766**	**2,277**	**1,905**	**1,890**	**1,458**	**1,144**	**912**	**736**
Total Proved plus Probable	**356.5**	**266.7**	**9,964**	**8,393**	**7,209**	**6,293**	**5,570**	**4,974**	**4,166**	**3,556**	**3,084**	**2,712**
Possible[6]												
Nigeria	78.2	62.6	3,073	2,452	2,000	1,662	1,404	891	703	567	466	390
Gabon	23.2	12.8	413	300	225	173	136	404	293	219	168	132
Kurdistan Region of Iraq	26.0	6.8	257	185	136	101	76	257	185	135	101	76
Total Possible	**127.4**	**82.2**	**3,744**	**2,937**	**2,360**	**1,935**	**1,615**	**1,552**	**1,180**	**921**	**735**	**598**
Total Proved plus Probable plus Possible	**483.9**	**349.0**	**13,708**	**11,330**	**9,569**	**8,229**	**7,185**	**6,526**	**5,346**	**4,477**	**3,819**	**3,310**

Notes:

(1) Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(2) Developed producing reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

(3) Developed non-producing reserves are those reserves that either have not been on production, or have previously been on production, but are shut in, and the date of resumption of production is unknown.

(4) Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (e.g., when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

(5) Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

(6) Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. It is unlikely that the actual remaining quantities recovered will exceed the sum of the estimated proved plus probable plus possible reserves.

(7) "Gross" means in respect of reserves and production, the total reserves and production attributable to Addax Petroleum's interest prior to the deduction of royalties and the relevant government's or government corporation's share of Profit Oil (which reserves are reported as "interest" in the Reserve Report) and "Net" means in respect of reserves and production, the total reserves and production attributable to Addax Petroleum's interest after deduction of Royalty Oil and the relevant government's or government corporation's share of Profit Oil.

(8) Columns may not add up due to rounding.

(9) Reserves presented exclude reserves in the Disputed Area of OML123 offshore Nigeria except for certain reserves attributable to existing producing wells in the Disputed Area which amount to proved reserves of 0.1 MMbbl. Reserves presented include reserves associated with partner carry on the Okwok field.

(10) The forecast prices and costs assumptions assume the continuance of current laws and regulations and changes in terminal selling prices, and take into account inflation with respect to future operating, capital and abandonment costs. In the Reserve Report, operating costs are assumed to escalate at 2 per cent per annum. Crude oil prices as forecast by NSAI effective December 31, 2006, are as follows.

NSAI Crude Oil Forecast Prices

Year	Brent Crude	Antan Blend	Brass River Blend	Okwori Blend	Taq Taq	Etame Crude	Panthere Crude	Awoun Crude	Remboué Crude	Rabi Light
	($/bbl)	*($/bbl)*	*($/bbl)*	*($/bbl)*	*($/bbl)*	*($/bbl)*	*($/bbl)*	*($/bbl)*	*($/bbl)*	*($/bbl)*
2007	61.61	58.04	62.90	62.84	61.61	61.43	61.18	61.06	54.59	61.06
2008	61.54	57.97	62.83	62.77	61.54	61.36	61.11	60.99	54.52	60.99
2009	58.24	54.86	59.46	59.41	58.24	58.07	57.83	57.72	51.60	57.72
2010	56.09	52.84	57.27	57.21	56.09	55.92	55.70	55.58	49.69	55.58
2011	54.47	51.31	55.61	55.56	54.47	54.30	54.09	53.98	48.26	53.98
2012	55.40	52.19	56.57	56.51	55.40	55.24	55.01	54.90	49.09	54.90
2013	56.44	53.17	57.63	57.57	56.44	56.28	56.05	55.94	50.01	55.94
2014	57.57	54.23	58.78	58.73	57.57	57.40	57.17	57.06	51.01	57.06
2015	58.73	55.32	59.96	59.90	58.73	58.55	58.31	58.20	52.03	58.20
2016	59.90	56.43	61.16	61.10	59.90	59.72	59.48	59.36	53.07	59.36
2017	61.10	57.55	62.38	62.32	61.10	60.91	60.67	60.55	54.13	60.55
2018	62.32	58.71	63.63	63.57	62.32	62.13	61.88	61.76	55.22	61.76

and escalated at 2 per cent per annum thereafter.

(11) The constant price and costs assumptions assume the continuance of current laws, regulations and operating costs in effect on the date of the Reserve Report. Crude oil prices were not forecast beyond December 31, 2006. In addition, operating and capital costs have not been increased on an inflationary basis. The prices were as follows.

	December 31, 2006
	($/bbl)
Brent Crude	60.86
Antan Blend	57.33
Brass River Blend	62.14
Okwori Blend	62.08
Taq Taq Crude	60.86
Etame Crude	60.68
Panthere Crude	60.43
Awoun Crude	60.31
Remboué Crude	53.92
Rabi Light	60.31

(12) Included in the Reserve Report is a capital investment of $313.5 million to be expended prior to 2009 to eliminate gas flaring in Nigerian PSCs by constructing infrastructure to supply all produced gas for sale or re-injection.

(13) Abandonment costs have been estimated for the end of the economic producing life of each property.

(14) The estimated Net Present Values of Future Net Revenues After Taxes include the effect of all deductions under the Production Sharing Contracts and Agreement including, in Nigeria, Royalty Oil, NNPC's share of Profit Oil, Tax Oil, NDDC (Niger Delta Development Commission) levy, Education Tax and Tax Inversion Penalty, in Gabon, Royalty Oil, Government's share of Profit Oil, Domestic Market Obligation losses, Training Funds, Hydrocarbon Funds, Bonuses, and in the Kurdistan Region of Iraq, Royalty Oil, Training Funds, Hydrocarbon Funds, Bonuses, Domestic Market Obligation losses, NOC's share of Profit Oil and, as appropriate, the Government of Gabon's or the Kurdistan Regional Government's share of Profit Oil. The estimated Net Present Values of Future Net Revenues Before Taxes only include the effect of deducting Royalty Oil and government share of Profit Oil.

(15) Estimated Net Present Values of Future Net Revenue include the revenue effects of exploration expenditures of $225.8 million under the Nigerian PSCs but the costs of exploration activities are not deducted from future net revenue because they do not relate to the reserves being evaluated.

(16) For Gabon and the Kurdistan Region of Iraq, the estimates are after giving effect to the back-in rights held by relevant governments, government corporations or third parties.

(17) The reserves calculations in respect of the PSCs and PSAs have been performed for each of proved developed producing reserves, proved developed reserves and total proved reserves. Formerly these calculations were performed for total proved reserves only.

Additional Information Concerning Future Net Revenue

The following tables set forth the elements of future net revenue based on forecast prices and costs and constant prices and costs used by NSAI to determine total future net revenue.

Total Future Net Revenue (Undiscounted) as at December 31, 2006 Based on Forecast Prices and Costs[1]

	Revenue	Royalties[2]	Operating Costs	Development Costs	Abandonment Costs	Future Net Revenue Before Taxes	Taxes	Future Net Revenue After Taxes
					($million)			
Proved Reserves								
Nigeria	6.681	728	1.187	683	44	4.040	2.355	1.685
Gabon	3.829	1.422	888	259	30	1.229	40	1.190
Kurdistan Region of Iraq	--	--	--	--	--	--	--	--
Total	**10,510**	**2,150**	**2,075**	**942**	**74**	**5,269**	**2,394**	**2,875**
Proved Plus Probable								
Nigeria	12.171	1.591	2.002	1.340	50	7.188	4.587	2.601
Gabon	5.656	2.224	1.283	373	43	1.733	55	1.678
Kurdistan Region of Iraq	2.251	1.351	191	428	10	271	1	270
Total	**20,077**	**5,166**	**3,475**	**2,141**	**103**	**9,192**	**4,643**	**4,550**
Proved Plus Probable Plus Possible								
Nigeria	16.488	2.445	2.426	1.566	52	9.999	6.578	3.421
Gabon	6.982	2.869	1.523	446	46	2.100	65	2.035
Kurdistan Region of Iraq	3.737	2.424	281	510	17	505	1	504
Total	**27,207**	**7,738**	**4,229**	**2,522**	**115**	**12,603**	**6,643**	**5,959**

Notes:

(1) Columns may not add up due to rounding.

(2) Includes government share of Profit Oil, and carried interests, over-riding royalty interests and net profits interest payments where appropriate.

Total Future Net Revenue (Undiscounted) as at December 31, 2006 Based on Constant Prices and Costs[1]

	Revenue	Royalties[2]	Operating Costs	Development Costs	Abandonment Costs	Future Net Revenue Before Taxes	Taxes	Future Net Revenue After Taxes
					($million)			
Proved Reserves								
Nigeria	6,928	766	1,161	681	39	4,281	2,510	1,770
Gabon	4,073	1,556	879	259	25	1,355	42	1,314
Kurdistan Region of Iraq	--	--	--	--	--	--	--	--
Total	**11,001**	**2,322**	**2,039**	**939**	**64**	**5,636**	**2,552**	**3,084**
Proved Plus Probable								
Nigeria	12,688	1,701	1,893	1,331	43	7,721	4,931	2,789
Gabon	6,050	2,468	1,245	369	35	1,933	58	1,875
Kurdistan Region of Iraq	2,440	1,530	176	415	8	311	1	310
Total	**21,178**	**5,700**	**3,313**	**2,116**	**86**	**9,964**	**4,990**	**4,974**
Proved Plus Probable Plus Possible								
Nigeria	17,308	2,625	2,294	1,551	44	10,794	7,113	3,680
Gabon	7,455	3,184	1,450	440	35	2,346	68	2,278
Kurdistan Region of Iraq	4,022	2,698	253	489	13	568	1	567
Total	**28,785**	**8,506**	**3,998**	**2,481**	**93**	**13,708**	**7,182**	**6,526**

Notes:

(1) Columns may not add up due to rounding.

(2) Includes government share of Profit Oil, and carried interests, over-riding royalty interests and net profits interest payments where appropriate.

Total Future Net Revenue (Discounted at 10%) as at December 31, 2006 Based on Forecast Prices and Costs[1]

	Revenue	Royalties[2]	Operating Costs	Development Costs	Abandonment Costs	Future Net Revenue Before Taxes	Taxes	Future Net Revenue After Taxes
					($million)			
Proved Reserves[3]	8,256	1,651	1,475	873	38	4,219	1,933	2,287
Proved Plus Probable[3]	14,573	3,641	2,260	1,881	42	6,749	3,443	3,306
Proved Plus Probable Plus Possible[3]	18,962	5,164	2,675	2,169	42	8,912	4,765	4,147

Notes:

(1) Columns may not add up due to rounding.

(2) Includes government share of Profit Oil, and carried interests, over-riding royalty interests and net profits interest payments where appropriate.

(3) Light and medium crude oil combined.

Total Future Net Revenue (Discounted at 10%) as at December 31, 2006 Based on Constant Prices and Costs[1]

	Revenue	Royalties[2]	Operating Costs	Development Costs	Abandonment Costs	Future Net Revenue Before Taxes	Taxes	Future Net Revenue After Taxes
					($million)			
Proved Reserves[3]	8,542	1,757	1,439	871	33	4,443	2,031	2,411
Proved Plus Probable[3]	15,215	3,956	2,155	1,861	35	7,209	3,653	3,556
Proved Plus Probable Plus Possible[3]	19,891	5,614	2,536	2,139	34	9,569	5,092	4,477

Notes:

(1) Columns may not add up due to rounding.

(2) Includes government share of Profit Oil, and carried interests, over-riding royalty interests and net profits interest payments where appropriate.

(3) Light and medium crude oil combined.

Reconciliation of Changes in Reserves and Future Net Revenue

Reserves Reconciliation

The following table discloses changes between the reserves estimates made as at December 31, 2006 and the corresponding estimates made as at December 31, 2005 using constant prices and costs (undiscounted).

	NIGERIA			GABON			KURDISTAN REGION OF IRAQ			TOTAL[1]		
Factors[2]	Net Proved	Net Probable	Net Proved Plus Probable	Net Proved	Net Probable	Net Proved Plus Probable	Net Proved	Net Probable	Net Proved Plus Probable	Net Proved	Net Probable	Net Proved Plus Probable
						(MMbbl)						
December 31, 2005	**98.8**	**73.1**	**171.9**	--	--	--	--	--	--	**98.8**	**73.1**	**171.9**
Acquisitions	--	--	--	45.4	19.0	64.4	--	--	--	45.4	19.0	64.4
Discoveries	--	--	--	--	--	--	--	--	--	--	--	--
Dispositions	--	--	--	--	--	--	--	--	--	--	--	--
Extensions	17.6	8.6	26.1	--	--	--	--	15.5	15.5	17.6	24.1	41.6
Improved Recovery	--	--	--	--	--	--	--	--	--	--	--	--
Technical Revisions	15.1	1.3	16.4	--	--	--	--	--	--	15.1	1.3	16.4
Economic Factors	0.3	0.1	0.4	--	--	--	--	--	--	0.3	0.1	0.4
Net Production	(26.9)	--	(26.9)	(1.1)	--	(1.1)	--	--	--	(28.0)	--	(28.0)
December 31, 2006[1]	**104.9**	**83.1**	**188.0**	**44.2**	**19.0**	**63.3**	**0.0**	**15.5**	**15.5**	**149.1**	**117.6**	**266.7**

Note:

(1) Columns and rows may not add up due to rounding.

(2) The Corporation's petroleum production consists solely of light and medium crude oil.

The following table discloses changes between the reserves estimates made as at December 31, 2006 and the corresponding estimates made as at December 31, 2005 using forecast prices and costs.

	NIGERIA			GABON			KURDISTAN REGION OF IRAQ			TOTAL[1]		
Factors[2]	**Gross Proved**	**Gross Probable**	**Gross Proved Plus Probable**	**Gross Proved**	**Gross Probable**	**Gross Proved Plus Probable**	**Gross Proved**	**Gross Probable**	**Gross Proved Plus Probable**	**Gross Proved**	**Gross Probable**	**Gross Proved Plus Probable**
						(MMbbl)						
December 31, 2005	**108.6**	**88.1**	**196.7**	–	–	–	–	–	–	**108.6**	**88.1**	**196.7**
Acquisitions	--	--	--	67.4	32.2	99.6	--	--	--	67.4	32.2	99.6
Discoveries	--	--	--	--	--	--	--	--	--	--	--	--
Dispositions	--	--	--	--	--	--	--	--	--	--	--	--
Extensions	17.9	10.7	28.6	--	--	--	--	40.1	40.1	17.9	50.8	68.7
Improved Recovery	--	--	--	--	--	--	--	--	--	--	--	--
Technical Revisions	17.8	2.9	20.7	--	--	--	--	--	--	17.8	2.9	20.7
Economic Factors	3.2	(2.3)	0.9	--	--	--	--	--	--	3.2	(2.3)	0.9
Gross Production	(31.5)	--	(31.5)	(1.4)	--	(1.4)	--	--	--	(32.9)	--	(32.9)
December 31, 2006[1]	**116.0**	**99.4**	**215.4**	**66.1**	**32.2**	**98.2**	–	**40.1**	**40.1**	**182.0**	**171.7**	**353.7**

Note:

(1) Columns and rows may not add up due to rounding.

(2) The Corporation's petroleum production consists solely of light and medium crude oil.

Future Net Revenue Reconciliation

The following table discloses changes between the future net revenue estimates made as of December 31, 2006 and the corresponding estimates made as of December 31, 2005 attributable to net proved reserves using constant prices and costs and a discount rate of 10 per cent.

Factors	Nigeria	Gabon	Kurdistan Region of Iraq	TOTAL[1]
December 31, 2005	**1,266**	--	--	**1,266**
Sales and Transfers of Oil Produced, Net of Production Costs and Royalties	(283)	--	--	(283)
Net Change in Sales and Transfer Prices, Production Costs and Royalties Related to Future Production	(219)	--	--	(219)
Changes in Previously Estimated Development Costs Incurred During the Period	81	--	--	81
Changes in Estimated Future Development Costs	(176)	--	--	(176)
Net Changes Resulting from Extensions and Improved Recovery	391	--	--	391
Changes Resulting from Acquisitions of Reserves	--	964	--	964
Changes Resulting from Dispositions of Reserves	--	--	--	--
Net Changes Resulting from Discoveries	--	--	--	--
Net Changes Resulting from Revisions in Quantity Estimates	387	--	--	387
December 31, 2006[1]	**1,448**	**964**	--	**2,411**

Note:

(1) Columns and rows may not add up due to rounding.

Additional Information Relating to Reserves Data

Future Costs

The following table sets forth development costs deducted by NSAI in the estimation of the future net revenue for the Corporation's properties and assets attributable to the reserve categories noted below.

Future Development Costs (Undiscounted) as at December 31, 2006

	Forecast Prices and Costs		Constant Prices and Costs	
Year	Proved	Proved plus Probable	Proved	Proved plus Probable
	($million)			
2007	683	931	683	931
2008	226	648	224	641
2009	32	465	31	453
2010	1	50	1	47
2011	--	35	--	33
2012	--	13	--	12
2013	--	--	--	--
2014	--	--	--	--
2015	--	--	--	--
2016	--	--	--	--
2017	--	--	--	--
2018	--	--	--	--
2019	--	--	--	--
Total[1]	**942**	**2,141**	**939**	**2,116**

Note:

(1) Columns may not add up due to rounding.

Future Development Costs By Country

The following table sets forth the development costs estimated by NSAI.

Country	Total		2007		2008		2009		2010		2011	
	Discounted at		Discounted at		Discounted at		Discounted at		Discounted at		Discounted at	
	0%	10%	0%	10%	0%	10%	0%	10%	0%	10%	0%	10%
Forecast Prices and Costs												
Nigeria												
Proved	683	633	494	471	163	142	25	19	1	1	--	--
Proved plus Probable	1,340	1,215	706	673	542	469	83	66	8	6	1	1
Gabon												
Proved	259	240	189	180	63	54	8	6	--	--	--	--
Proved plus Probable	373	334	211	201	75	65	80	63	8	6	--	--
Kurdistan Region of Iraq												
Proved	--	--	--	--	--	--	--	--	--	--	--	--
Proved plus Probable	428	333	14	13	31	27	303	239	34	24	34	22
Constant Prices And Costs												
Nigeria												
Proved	681	631	494	471	162	140	24	19	1	1	--	--
Proved plus Probable	1,332	1,208	706	673	536	464	81	64	8	5	1	1
Gabon												
Proved	259	240	189	180	62	54	8	6	--	--	--	--
Proved plus Probable	369	331	211	201	74	64	77	61	8	5	--	--
Kurdistan Region of Iraq												
Proved	--	--	--	--	--	--	--	--	--	--	--	--
Proved plus Probable	415	323	14	13	31	27	294	232	32	23	32	21

Addax Petroleum has or expects to have sufficient cash balances, internally generated cash flow from production and working capital to fund the future development costs set out in the Reserve Report. Anticipated costs are primarily for drilling and completion of lower risk development wells offsetting existing production. Addax Petroleum does not anticipate that the costs of funding will have an effect on Addax Petroleum's disclosed reserves or future net revenue.

Undeveloped Reserves

Generally, Addax Petroleum attributes proved undeveloped reserves in accordance with the CIM definitions. Undeveloped reserves are "those reserves expected to be recovered from known accumulations where a significant expenditure (e.g. when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned". Proved undeveloped reserves specifically are based on the following items: test information obtained from various zones; well log response from behind pipe zones relative to the producing zones; and production and pressure performance information. Proved undeveloped reserves are assigned based on the field development plan as approved by NNPC and as programmed in the internal budget of Addax Petroleum over the next 2 years.

The following table sets out the volumes of proved undeveloped reserves and probable undeveloped reserves that were attributed for the Corporation's product type for each of the most recent two financial years[1].

	Proved Undeveloped (MMbbl)		Probable Undeveloped (MMbbl)	
	Constant[2]	Forecast[3]	Constant[2]	Forecast[3]
December 31, 2005	29.5	28.6	86.6	88.1
December 31, 2006	81.8	82.5	171.9	171.7

Notes:

(1) The Corporation's petroleum production consists solely of light and medium crude oil.

(2) Based on Constant Prices and Costs.

(3) Based on Forecast Prices and Costs.

Significant Factors or Uncertainties

Other than various risks and uncertainties that participants in the oil and gas industry are exposed to generally, the Corporation is unable to identify any important economic factors or significant uncertainties that will affect any particular components of the reserves data disclosed herein. See "Risk Factors".

Oil Wells

The following table sets forth the number and status of wells as at December 31, 2006, which are producing or which the Corporation considers to be capable of production.

Addax Petroleum 2006 Wells Summary Table

Property	Producing		Non-producing	
	Gross	Net	Gross	Net
OML123				
Adanga	16	16	6	6
Ebughu (and extensions)	18	18	3	3
Oron West and North Oron	8	8	2	2
Adanga North	1	1	0	0
Akam	1	1	4	4
Bogi	1	1	0	0
Mimbo	1	1	0	0
Ukpam	0	0	1	1
Kita Marine (and extensions)	0	0	0	0
OML124				
Izombe	7	7	2	2
Ossu	6	6	0	0
OML126				
Okwori	8	8	0	0
Nda	4	4	0	0
Okwok	0	0	0	0
Onshore Gabon				
Tsiengui	10	9	0	0
Obangue	5	5	3	3
Autour	0	0	0	0
Koula	0	0	0	0
Damier	0	0	0	0
Remboué	7	6	3	3
Offshore Gabon				
Etame	4	1	1	0
Avouma South	0	0	0	0

Ebouri	0	0	0	0
Taq Taq	0	0	4	2
Total	**97**	**93**	**29**	. **26**

The majority of wells considered capable of production in Nigeria and Gabon have been standing for a period of less than one year and are within economic distance of transportation facilities. The wells capable of production in the Kurdistan Region of Iraq have been standing for periods between less than one year to approximately 40 years. These wells have not been producing in any material quantities due to a lack of suitable transportation infrastructure. The Corporation anticipates constructing such suitable transportation infrastructure as part of an overall field development plan.

Drilling History

The following table summarizes the total number of exploratory, appraisal and development wells (excluding placement wells and unplanned sidetracks) within the properties which the Corporation drilled during its 2006 financial year.

Addax Petroleum 2006 Drilling History Summary Table

	Nigeria		**Gabon**		**Kurdistan Region of Iraq**	
	Gross	**Net**	**Gross**	**Net**	**Gross**	**Net**
Development						
Oil producers	11	11	6	4	0	0
Water injectors	0	0	0	0	0	0
Total Development	11	11	6	4	0	0
Total Exploratory	5	5	0	0	0	0
Total Appraisal	10	9	2	1	1	0
Total	**26**	**25**	**8**	**6**	**1**	**0**

Drilling Success

The following table summarizes the number of successful and unsuccessful exploratory, appraisal and development wells which the Corporation drilled during its 2006 financial year.

Addax Petroleum 2006 Drilling Success Summary Table

	Nigeria		Gabon		Kurdistan Region of Iraq	
	Gross	Net	Gross	Net	Gross	Net
Exploratory						
Successful	1	1	0	0	0	0
Unsuccessful	4	4	0	0	0	0
Appraisal						
Successful	8	7	1	1	1	0
Unsuccessful	2	2	1	0	0	0
Development						
Successful	11	11	4	2	0	0
Unsuccessful	0	0	2	2	0	0
Total						
Successful	**20**	**19**	**5**	**3**	**1**	**0**
Unsuccessful	**6**	**6**	**3**	**2**	**0**	**0**

Undeveloped Acreage and Seismic Database

The following table summarizes the undeveloped acreage and the proprietary seismic database in which the Corporation has an interest as at December 31, 2006.

Addax Petroleum Undeveloped Acreage and Seismic Database as at December 31, 2006

Field	Undeveloped Acreage				3D Seismic		2D Seismic	
	Gross (acres)	Net (acres)	Gross (km^2)	Net (km^2)	Gross (km^2)	Net (km^2)	Gross (km)	Net (km)
OML123 and OML124	164,800	164,800	667	667	709	709	1,529	1,529
OML126 and OPL225	420,200	420,200	1,700	1,700	1,242	1,242	2,120	2,120
Okwok	22,500	9,000	91	36	182	73	0	0
OPL291	318,100	230,600	1,287	933	0	0	430	312
JDZ Block 2	171,000	24,500	692	99	667	96	240	34
JDZ Block 3	164,700	24,700	667	100	545	82	260	39
JDZ Block 4	211,700	81,100	857	328	667	255	410	157
Ngosso	117,200	70,300	474	284	228	137	1,536	922
Onshore Gabon	499,000	317,200	2,019	1,284	92	85	5,786	3,932
Offshore Gabon	2,647,400	973,300	10,714	3,939	4,767	1,851	28,023	9,880
Taq Taq	235,100	105,800	951	428	0	0	160	72
Total	**4,971,700**	**2,421,500**	**20,120**	**9,799**	**9,099**	**4,529**	**40,494**	**18,996**

The Corporation's seismic database covers its developed and undeveloped acreage in Gabon, Cameroon, the Kurdistan Region of Iraq, the JDZ and Nigeria, after giving effect to the Corporation's relinquishment proposal for OPL225 and the Disputed Area in OML123.

Production Estimates

The following table set forth, by country, the volume of production estimated for the first year in estimating the Corporation's future net revenues based on forecast prices and costs and based on constant prices and costs.

Country	2007 Estimated Production Volume (Mbbl)[1]
Nigeria[2]	41,682
Gabon [3]	8,624
Iraq	--

Notes:

(1) The Corporation's petroleum production consists solely of light and medium crude oil

(2) Each of the Okwori and the Oron West and North Oron filds account for more than 20 per cent of the estimated 2007 production volume for Nigeria. The 2007 estimated production volume per is: Okwori is 10.910 Mbbl and for Oron West and North is 9.549 Mbbl.

(3) The Tsiengui (Maghina) field accounts for more than 20 per cent of the estimated 2007 production value for Tsiengui (Maghina) is 4,520Mbbl.

2006 Capital Expenditures

The following table sets forth Addax Petroleum's capital expenditures for the recent financial year with respect to costs relating to acquisitions, development and exploration and appraisal.

Addax Petroleum 2006 Capital Expenditure History Table

	Year Ended December 31, 2006			
	Acquisition [1]	Development	Exploration & Appraisal	Total
		($ million)		
Nigeria				
OML123/124	0	265	33	298
OML126/OPL225	0	250	28	277
Okwok	35	0	55	90
OPL291	90	0	1	91
subtotal	**125**	**514**	**116**	**756**
Gabon	**1,441**	**59**	**8**	**1,508**
Cameroon	**0**	**0**	**8**	**8**
Joint Development Zone	**88**	**0**	**12**	**100**
Kurdistan Reg. of Iraq	**86**	**0**	**55**	**142**
Other	**0**	**27**	**0**	**27**
TOTAL	**1,740**	**600**	**200**	**2,540**

Note:

(1) Consists of farm-in and bonus payments for Okwok, OPL291, Blocks 2, 3 and 4 in the Joint Development Zone and Taq Taq in the Kurdistan Region of Iraq, as well as the acquisition of the business of Pan-Ocean Energy in Gabon.

Quarterly – Daily Production Volumes, Operating Netbacks and Capital Expenditures

The following tables set forth Addax Petroleum's daily production volumes, operating netbacks and capital expenditures for each quarter of its most recently completed financial year.

Year ended December 31, 2006 [1]

	Q4	Q3	Q2	Q1	Total
Production (mbbls/d)					
Crude oil	108.1	91.5	79.9	80.4	90.0
Operating Netbacks ($/bbl)					
Revenue	57.20	68.84	68.13	59.65	63.40
Royalties	(10.87)	(13.20)	(11.70)	(11.00)	(11.72)
Lifting costs	(5.24)	(6.47)	(6.99)	(7.10)	(6.38)
Operating netback	41.09	49.17	49.44	41.55	45.30
Capital Expenditures ($million)					
Land and seismic	2	0	9	8	19
Drilling and completion	171	131	87	76	464
Facilities and equipment	76	28	59	81	245
Property acquisitions and disposals	154	23	65	66	308
Corporate acquisition	0	1,441	0	0	1441
Other	7	33	9	14	63
Total	**410**	**1,655**	**229**	**246**	**2,540**

Note:

(1) Columns and rows may not add up due to rounding.

Sales and Marketing

Historically, the Corporation has utilized the crude marketing services of its affiliate, ABV, to sell all of its crude oil. See "Interest of AOG in Material Transactions". The Corporation currently sells eight blends of crude oil. For these eight blends of crude, the table below sets forth the sales and marketing volumes, average realized prices and realized differential to Brent Crude for each of the preceding three years ended December 31, 2006.

Addax Petroleum Crude Oil Premium / (Discount) to Brent Crude (Volume Weighted)

	Year ended December 31,[1]		
	2006	2005	2004
Sales and Marketing Volumes (MMbbl)			
Antan Blend	18.5	17.3	13.0
Brass River Blend	1.3	1.2	1.3
Okwori Blend	11.2	4.5	-
Panthere NZE	0.2	-	-
Maghena	0.4	-	-
Remboué	0.1	-	-
Etame Crude	0.6	-	-
Dated Brent Crude Price ($/bbl)	65.11	54.38	38.22
Dated Brent Crude Price ($/bbl)[2]	60.12		
Addax Petroleum Average Realized Prices ($/bbl)			
Antan Blend	61.71	50.71	36.56
Brass River Blend	66.90	54.82	39.37
Okwori Blend	66.34	60.23	-
Panthere NZE[2]	59.56	-	-
Maghena[2]	58.14	-	-
Remboué[2]	52.67	-	-
Etame Crude[2]	59.46	-	-
Premium/(Discount) to Brent Crude ($/bbl)			
Antan Blend	(3.76)	(3.84)	(1.88)
Brass River Blend	1.32	0.27	0.49
Okwori Blend	1.27	1.04	-
Panthere NZE[2]	(0.77)	-	-
Maghena[2]	(2.16)	-	-
Remboué[2]	(8.04)	-	-
Etame Crude[2]	(1.38)	-	-

Notes:

(1) Premium/(Discount) to Brent Crude are reported on a volume weighted basis for both the crude in question and Brent Crude, whereas Dated Brent Crude prices are reported as averages of monthly values for the period. Accordingly, the difference between the reported average realized petroleum prices and Dated Brent Crude prices may not correspond to the Premium/(Discount) to Brent Crude.

(2) The Addax Petroleum Average Realized Price for the Corporation's Gabon properties reflects their acquisition by the Corporation as at September 7, 2006.

Future Commitments

Occasionally, the Corporation uses non-physical oil price hedging arrangements to protect its cash flow against near-term low prices while retaining the opportunity to benefit from high oil prices. The Corporation has typically achieved this objective by hedging a portion of its crude oil production through the purchase of put options.

Additional Information Concerning Abandonment and Reclamation Costs

The Corporation does not expect to incur any abandonment or reclamation costs within the next three years.

DIVIDENDS

Addax Petroleum has established a policy of declaring quarterly cash dividends on the Common Shares. The payment and the amount of dividends declared in any fiscal quarter depends on Addax Petroleum's earnings, financial requirements and other conditions existing which Addax Petroleum's Board of Directors may consider relevant at such future time, including applicable restrictions arising under the Revolving Debt Facility on the ability of APNV to pay dividends or other distributions to the Corporation.

Addax Petroleum paid its first quarterly dividend for the quarter ending June 30, 2006. All dividends paid by Addax Petroleum Corporation are eligible dividends unless indicated otherwise. All of the dividends paid by Addax Petroleum Corporation in 2006 were eligible dividends under the *Income Tax Act* (Canada). The following table sets forth the dividends declared and paid by Addax Petroleum for 2006:

2006 Dividends

Declaration Date	Record Date	Payment Date	Amount ($)
August 1, 2006	August 24, 2006	September 14, 2006	CDN$0.05
November 13, 2006	November 30, 2006	December 14, 2006	CDN$0.05

In early 2007, the Corporation declared a dividend of CDN$0.05 per Common Share for the fourth quarter of 2006. The dividend was paid on March 15, 2007 to holders of Common Shares of record on March 1, 2007.

DESCRIPTION OF SHARE CAPITAL

Addax Petroleum is authorized to issue an unlimited number of Common Shares and an unlimited number of Preferred Shares, issuable in series.

Common Shares

The holders of Common Shares will be entitled to receive notice of, and to exercise one vote per share at, every meeting of shareholders of Addax Petroleum, to receive such dividends as the Board of Directors declares and to share equally in the assets of Addax Petroleum remaining upon the liquidation of Addax Petroleum after the creditors of Addax Petroleum have been satisfied, subject to the prior rights of the Preferred Shares.

Preferred Shares

The Preferred Shares will be issuable in series, with each series consisting of such number of shares and having such rights, privileges, restrictions and conditions as may be determined by the Board of Directors of Addax Petroleum prior to the issuance thereof. With respect to the payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding-up of Addax Petroleum, whether voluntary of involuntary, the Preferred Shares are entitled to preferences over Addax Petroleum Common Shares and any other shares ranking junior to the Preferred Shares and may also be given such other preferences over the Common Shares and any other shares ranking junior to the Preferred Shares as may be determined at the time of creation of each series.

MARKET FOR SECURITIES

The Common Shares were listed for trading on the Toronto Stock Exchange on February 16, 2006 under the trading symbol "AXC". The following table sets forth the high and low trading prices and the aggregate volume of trading of the Common Shares on the Toronto Stock Exchange for each of the periods indicated:

	Common Share Trading Price Range		
	High (CDN$)	Low (CDN$)	Volume
February 8 - February 28, 2006	23.10	19.50	11,555,705
March 1 - March 31, 2006	29.30	23.11	3,211,260
April 1 - April 30, 2006	31.00	28.15	3,783,123
May 1 - May 31, 2006	30.01	25.50	4,089,007
June 1 - June 30, 2006	30.00	23.75	2,042,417
July 1 - July 31, 2006	29.85	26.25	1,634,726
August 1 - August 31, 2006	30.00	26.55	1,460,485
September 1 - September 30, 2006	27.75	23.75	5,039,814
October 1 - October 31, 2006	27.00	24.19	3,200,176
November 1 - November 30, 2006	33.00	25.50	5,494,957
December 1 - December 31, 2006	33.86	30.50	7,213,070

DIRECTORS AND OFFICERS

The following table sets out the names and municipalities of residence of each of the current directors and officers of Addax Petroleum and their current positions and offices with Addax Petroleum and their principal occupations and positions held during the last five years.

Name and Municipality of Residence	Age	Position with the Corporation	Director or Officer Since	Principal Occupation and Principal Positions Held During the Last Five Years
Peter Dey[3][5] *Toronto, Ontario*	66	Director, Chairman of the Board of Directors and Chairman of the Corporate Governance, Nominating and Compensation Committee	2005	Chairman of Paradigm Capital Inc., Director of Goldcorp and Workbrain Corporation. Formerly, Partner of Osler Hoskin & Harcourt LLP and Chairman of Morgan Stanley Canada Limited.
Jean Claude Gandur *London, United Kingdom*	58	President, Chief Executive Officer and Director	2002[1]	Officer of APNV. Chairman of the Advisory Board of The Addax and Oryx Group Ltd. and Non-Executive Chairman of AXMIN Inc. Formerly, Chief Executive Officer of The Addax and Oryx Group Ltd.
Brian Anderson[3][4] *Kowloon, Hong Kong*	63	Director and Chairman of the Technical and Reserves Committee	2005	Chairman and Managing Director of Anderson Energy (Hong Kong) Limited, Chairman and Director of CleanCoalGas Ltd., Director of MPF Corp. Ltd. and Acura Ltd.

Name and Municipality of Residence	Age	Position with the Corporation	Director or Officer Since	Principal Occupation and Principal Positions Held During the Last Five Years
James Davie[3][5] *Toronto, Ontario*	63	Director	2005	Private Investor. Director of Brompton Group of Funds, Range Royalty Management Ltd., and Taylor Gas Management Ltd. Formerly, Managing Director of RBC Dominion Securities Inc.
Stephen Paul de Heinrich[3][5] *Dully, Switzerland*	64	Director	2005	Independent Consultant. Associate with Beldi & Cie S.A. Formerly, Vice Chairman of Advisory Board of The Addax and Oryx Group Ltd.
Gerry Macey[4][5] *Calgary, Alberta*	61	Director	2005	Director of Andora Energy Corp., Verenex Energy Inc. and PanOrient Energy Corp. Formerly, Executive Vice President and President, International New Ventures Exploration, Division of EnCana Corporation and Executive Vice President, Exploration, of PanCanadian Petroleum Corporation.
Afolabi Oladele[4] *Toronto, Ontario*	55	Director	2005	Vice President, Oil and Gas, of Capital Alliance Nigeria, Chairman of Subsurface Assets Management Co. and Formwork Ltd., and Director of Freezone Fabrication International Oil & Gas Facilities Fabrication Co., Dorman Long Engineering Co., Sudelletra Nigeria Ltd. and The Addax and Oryx Group Ltd.
Wesley Twiss[3][4] *Calgary, Alberta*	61	Director and Chairman of the Audit Committee	2005	Corporate Director. Director and Audit Committee Chair of the Canadian Oil Sands Trust, Keyera Facilities Income Fund and EPCOR. Formerly, Executive Vice President and Chief Financial Officer of PanCanadian Energy Corporation
James Pearce *Cologny, Switzerland*	58	Chief Operating Officer	2005	Officer of APNV. Formerly, General Manager of Deep Water Operations for Chevron Nigeria Ltd. and Managing Director for Chevron Oil Congo.
Michael Ebsary[2] *Geneva, Switzerland*	45	Chief Financial Officer	1999	Officer of APNV. Formerly, Director of AXMIN Inc. and Carpathian Gold Inc.
David Codd *Geneva, Switzerland*	54	Chief Legal Officer and Corporate Secretary	2005	Officer of APNV. Formerly, Chairman of Edco Oil & Gas Ltd.

Notes:

(1) Mr. Gandur has been an officer of APNV since 2002 and became a director and officer of Addax Petroleum in 2005.

(2) Mr. Ebsary has been an officer of APNV since 1999 and became an officer of Addax Petroleum in 2005.

(3) Member of the Audit Committee.

(4) Member of the Technical and Reserves Committee.

(5) Member of the Corporate Governance, Nominating and Compensation Committee.

The term of office of the directors of Addax Petroleum will expire at the next annual meeting of the shareholders to be held in June 2007.

As of the date of this AIF, the directors and executive officers of Addax Petroleum other than Jean Claude Gandur, as a group, beneficially owned, directly or indirectly, or exercised control or direction over a total of 723,387 Common Shares representing approximately 0.5 per cent of the Common Shares outstanding as of such date. As of the same date, Jean Claude Gandur beneficially owned, directly or indirectly 5,974,250 Common Shares representing approximately 3.9 per cent of the Common Shares outstanding as of such date, in addition to the Common Shares controlled through his indirect control of AOG Holdings BV which owns and controls 63,485,313 Common Shares.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director or executive officer of the Corporation, or a shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation:

(a) is, as at the date of the AIF or has been, within the 10 years before the date of the AIF, a director or executive officer of any company (including the Corporation), that while that person was acting in that capacity,

  (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

  (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

  (iii) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has, within the 10 years before the date of the AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

CONFLICTS OF INTEREST

There are potential conflicts of interest to which the directors and officers of Addax Petroleum will be subject in connection with the operations of Addax Petroleum. In particular, certain of the directors of Addax Petroleum are involved in managerial and/or director positions with other oil and gas companies whose operations may, from time to time, be in direct competition with those of Addax Petroleum or with entities which may, from time to time, provide financing to, or make equity investments in, competitors of Addax Petroleum. The CBCA provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided by the CBCA.

Afolabi Oladele has a consulting agreement with Addax Petroleum Development (Nigeria) Limited pursuant to which Mr. Oladele is paid a monthly fee of $9,000.

THE ADDAX AND ORYX GROUP LTD.

AOG may be considered to be a promoter of Addax Petroleum in that it took the initiative in founding the business of Addax Petroleum N.V. (now Addax Petroleum Holdings Limited) and incorporating and organizing Addax Petroleum. AOG carries on several different businesses worldwide with particular emphasis on Africa, including petroleum and refined products trading, oil storage, retail petroleum products and mining businesses. AOG was incorporated in 1987 and has established itself as one of the largest independent oil trading companies in Africa and the largest marine fuel supply company in West Africa.

During 2006 and subsequent to the IPO, AOG proposed a reorganization of AOG that gave shareholders the ability to exchange their AOG shares for Common Shares and other consideration. Certain shareholders of AOG elected to exchange their AOG shares in return for approximately 46.1 million Common Shares. As of the date of this AIF, the shareholders of AOG who elected to exchange their AOG shares for Common Shares have all received their Common Shares with the exception of a limited number of shareholders representing less than 300,000 Common Shares.

To the best of the knowledge of the directors and officers of Addax Petroleum, as of the date of this AIF, AOG Holdings BV owns and controls 63,485,313 Common Shares of Addax Petroleum representing approximately 41 per cent of the issued and outstanding Common Shares. AOG Holdings BV is an indirect wholly owned subsidiary of AOG in which Hydromel Ltd. has a majority holding. Hydromel Ltd. is wholly owned by Samsufi Trust, an overseas discretionary trust created by Jean Claude Gandur, the President and Chief Executive Officer of Addax Petroleum. Jean Claude Gandur is not a beneficiary of Samsufi Trust, however, he does have power of revocation over Samsufi Trust and can therefore be considered to have control directly over Samsufi Trust and indirectly over Hydromel Ltd., AOG and AOG Holdings BV.

LEGAL PROCEEDINGS

Addax Petroleum is not a party to nor are any of its properties subject to any material legal proceedings nor are any such proceedings known by Addax Petroleum to be contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director or executive officer of Addax Petroleum or any person or company that is the direct or indirect beneficial owner of, or who exercises control or direction over, more than 10 per cent of the Common Shares and no associate or affiliate of any of the foregoing has, or has had, any material interest, direct or indirect, in any transaction prior to the date hereof or any proposed transaction that has materially affected or will materially affect Addax Petroleum or any of its affiliates, except as disclosed elsewhere in this AIF. See "Conflicts of Interest".

AUDITORS, REGISTRAR AND TRANSFER AGENT

The auditors of Addax Petroleum are Deloitte & Touche LLP, Chartered Accountants, 3000 Scotia Centre, 700 - 2nd Street SW, Calgary, Alberta, T2P 0S7.

Computershare Investor Services Inc. at its principal offices in Calgary, Alberta and Toronto, Ontario is the registrar and transfer agent for the Common Shares.

CORPORATE GOVERNANCE

Committees of the Board of Directors

Addax Petroleum recognizes the importance of adhering to excellent corporate governance standards. Addax Petroleum has developed comprehensive corporate governance policies and procedures, which will be assessed on a continuous basis, and has adopted a "best practices" approach to corporate governance. The Board of Directors has adopted all of the recommendations set out in National Policy 58-201 — *Corporate Governance Guidelines*. These include, among other things, creating an Audit Committee and a Corporate Governance, Nominating and Compensation Committee, each comprised solely of independent directors, and a Technical and Reserves Committee, comprised of a majority of independent board members, adopting board mandates and a code of business ethics and conduct as well as approving regular board performance assessments. The Board of Directors may, from time to time, establish additional committees.

The mandates of each of the three committees are set forth below.

Corporate Governance, Nominating and Compensation Committee

The purpose of the corporate governance committee is to assist the Board of Directors in fulfilling their responsibilities in relation to, among other things:

- the monitoring and oversight of the quality and effectiveness of the corporate governance practices and policies of the Corporation and its subsidiaries;
- considering nominees for the independent directors; and
- determining the adequacy and appropriateness of the compensation of officers and employees of the Corporation as well as the directors.

Technical and Reserves Committee

The purpose of the reserves committee is to assist the Board of Directors in fulfilling their responsibilities in relation to, among other things:

- the independent engineering evaluation of the petroleum reserves of the Corporation and its subsidiaries, managing the relationship with the independent engineer and meeting with the independent engineer as required;
- the public disclosure and filings relating to the Corporation's petroleum reserves and operations;
- the appointment of the independent engineer and, together with management, defining the scope and supervising the methodology of the independent engineer's evaluation; and
- the monitoring of the operational performance of the Corporation.

Audit Committee

The purpose of the audit committee is to assist the Board of Directors in fulfilling their responsibilities of oversight and supervision of, among other things:

- the audit of the consolidated financial statements of the Corporation, managing the relationship with the Corporation's auditors and meeting with the auditors as required in connection with the audit services provided by the Corporation's auditors;
- the Corporation's preparation and reporting of its annual and quarterly consolidated financial statements and management's discussion and analysis;
- the accounting and financial reporting practices and procedures of the Corporation and its subsidiaries;
- the adequacy of internal controls and accounting procedures of the Corporation and its subsidiaries; and
- the quality and integrity of consolidated financial statements of the Corporation.

The Corporation's Audit Committee consists of five outside and independent directors, Messrs. Twiss, Dey, Anderson, Davie and de Heinrich, all of whom are considered to be "financially literate". In considering criteria for the determination of financial literacy, the directors of the Corporation look at the ability to read and understand financial statements of a publicly traded corporation. The education and experience of each member of the Corporation's Audit Committee relevant to the performance of his responsibilities are as set forth below:

Wesley Twiss, Chair

Mr. Twiss is a Director of Addax Petroleum and Audit Committee Chair. Mr. Twiss is a corporate director with 35 years of energy industry experience, including 13 years as the senior financial officer of two major Canadian companies. He was Executive Vice President and Chief Financial Officer of PanCanadian Energy Corporation from October 2000 until April 2002 and was Executive Vice President and Chief Financial Officer of Petro-Canada from 1998 through 2000. In those roles, Mr. Twiss was responsible for directing all aspects of corporate financial affairs, as well as strategic management and corporate development. He is a Director and Audit Committee Chair of Canadian Oil Sands Trust, Keyera Facilities Income Fund and EPCOR. Mr. Twiss holds a Bachelor of Applied Science in Chemical Engineering from the University of Toronto and a Master of Business Administration from the University of Western Ontario. Mr. Twiss is a graduate of the Directors Education Program, Corporate Governance College of the Institute of Corporate Directors and holds the ICD.D designation.

Peter Dey

Mr. Dey is a Director and the Chairman of Addax Petroleum. Mr. Dey is also the Chairman of Paradigm Capital Inc. and a former partner of Osler, Hoskin & Harcourt LLP, a law firm specializing in corporate and securities law. From 1994 to 2001, he was Chairman of Morgan Stanley Canada Limited where he was responsible for the overall strategic direction of Morgan Stanley in Canada. Mr. Dey previously chaired The Toronto Stock Exchange Committee on Corporate Governance in Canada which released a report entitled "*Where Were the Directors?*" in December 1994. From 1983 to 1985, Mr. Dey was the Chairman of the Ontario Securities Commission. Mr. Dey is the chairman of the Private Sector Advisory Group of the Global Corporate Governance Forum established by the World Bank and the OECD. Mr. Dey is the vice-chairman of the Boardroom Advisory Panel established by the OECD. Mr. Dey has a Bachelor of Science from Queen's University, a Bachelor of Laws degree from Dalhousie University and a Master of Laws degree from Harvard University. Mr. Dey is also a director of Goldcorp and of Workbrain Corporation.

Brian Anderson

Mr. Anderson is a Director of Addax Petroleum. Before retiring in 2000, Mr. Anderson had a 34-year professional career, largely in the Royal Dutch/Shell Group of Companies. Mr. Anderson was appointed Managing Director of the Shell Petroleum Development Company and Chairman of Shell Nigeria in January 1994. His last assignment before retirement was three years based in Beijing as Chairman of the Shell Companies in North East Asia, principally involved in China and Hong Kong, but he also had overall responsibility for Shell's interests in Korea and Taiwan. Mr. Anderson is currently Chairman and Managing Director of Anderson Energy (Hong Kong) Limited, a consulting company which he set up in 2000 to specialize in assisting companies mostly in Africa and China in the energy sector. Mr. Anderson is also the Chairman and a Director of CleanCoalGas Ltd., a Director of MPF Corp. Ltd. and a Director of Acura Ltd. Mr. Anderson was born in Nigeria and is a citizen of the United Kingdom and studied Metaliferous Mining Engineering at Cambourne in the United Kingdom followed by an MSc in Petroleum Reservoir Engineering at London University.

James Davie

Mr. Davie is a Director of Addax Petroleum. Mr. Davie has over 29 years of investment banking experience with RBC Dominion Securities Inc. before retiring in 2002. Mr. Davie held a number of senior positions at RBC Dominion Securities Inc. including Managing Director of Investment Banking and Head of Equity Capital Markets from 1987 to 1999. Mr. Davie has a Bachelor of Commerce degree from the University of Toronto and a Master of Business Administration from Queen's University. Mr. Davie is also a director of Range Royalty Management Ltd., Taylor Gas Management Ltd. and the Brompton Group of Funds.

Stephen Paul de Heinrich

Mr. de Heinrich is a Director of Addax Petroleum. He has more than 30 years experience in trading and investment in Africa. He has been instrumental in organizing counter trading export pre-financing and syndicated financial transactions in several African countries. Mr. de Heinrich is now an independent consultant as well as an associate with Beldi & Cie S.A., a Geneva-based corporate finance house. He was a non-executive director of AOG from 1988 to 1991 and was the Vice Chairman of its Advisory Board. He has been chairman and a director of SAMAX Resources Limited and Carpathian Gold Limited, among other companies. Mr. de Heinrich is a citizen of both Canada and Hungary and has a degree in economics from McMaster University, Hamilton, Canada.

The text of the Audit Committee Charter is attached to this AIF as Schedule "C".

External Auditor Service Fees

The following summarizes the total fees billed by Deloitte & Touche LLP, the external auditor of the Corporation, in each of the years ended December 31, 2005 and 2006:

Audit Fees

2005	$1,355,556
2006	$658,133

Audit-Related Fees

2005	$42,000
2006	$116,258

Audit-related Fees billed in 2005 and 2006 were primarily for accounting system reviews and review of equity offering prospectuses.

Tax Fees

2005	-
2006	$369,139

Tax fees billed in 2005 and 2006 were primarily for tax planning assistance.

All Other Fees

2005	$96,155
2006	$3,183

All other fees billed in 2005 and 2006 were primarily for assistance in opening a new branch office and due diligence procedures for the IPO.

MATERIAL CONTRACTS

Other than contracts entered into in the ordinary course of business, the following are the contracts that are material to Addax Petroleum entered into within the most recently completed financial year or before the most recently completed financial year, but which are still in effect:

Underwriting Agreement – IPO

On February 8, 2006, the Corporation, AOG and the IPO Underwriters (hereinafter defined) entered into an underwriting agreement in connection with the IPO (the "**IPO Underwriting Agreement**"). Subject to the terms and conditions of the IPO Underwriting Agreement, Addax Petroleum agreed to issue and sell 21,000,000 Common Shares at a price of CDN$19.50 per Common Share to RBC Dominion Securities Inc., Merrill Lynch Canada Inc., Scotia Capital Inc., CIBC World Markets Inc., TD Securities Inc., National Bank Financial Inc., Canaccord Capital Corporation, FirstEnergy Capital Corp. and Peters & Co. Limited (collectively, the "**IPO Underwriters**") for a total consideration of CDN$409,500,000, and the IPO Underwriters severally agreed to purchase such Common Shares. In consideration of the services provided in connection with the IPO, Addax Petroleum paid the IPO Underwriters a fee of CDN$0.975 per Common Share.

In addition, and pursuant to the IPO Underwriting Agreement, Addax Petroleum granted to the IPO Underwriters an over-allotment option to purchase up to an additional 2,100,000 Common Shares at a price of CDN$19.50 per Common Share to cover over-allotments, if any, and for market stabilization purposes.

Non-Competition Agreement

On February 8, 2006, the Corporation and AOG entered into the Non-Competition Agreement under which AOG agreed with Addax Petroleum that, provided AOG and Jean Claude Gandur together own not less than 25 per cent of the issued and outstanding Common Shares, neither AOG nor any of its subsidiaries will:

- acquire any petroleum properties or facilities or participate in the exploration for or development and production of petroleum or participate in any upstream petroleum business opportunities, unless AOG has first offered such business opportunities to Addax Petroleum and Addax Petroleum has declined to acquire such business opportunities. Such offer must remain open for acceptance for a minimum of 30 business days. For purposes of certainty, petroleum trading, downstream activities or non-petroleum resource activities of AOG shall not be considered directly competing interests; or
- participate in any person, other than acquiring not more than five per cent of the equity of a publicly listed company, which engages in the above prescribed activities.

Share Transfer Agreement

On February 10, 2006, Addax Petroleum and AMHBV entered into the Share Transfer Agreement under which Addax Petroleum acquired full legal and beneficial ownership of all of the outstanding shares of Addax Petroleum N.V. In consideration for the transfer of ownership of Addax Petroleum N.V. to Addax Petroleum, the AOG subsidiary received the equivalent of 120,000,000 Common Shares, with such consideration satisfied by a combination of 117,000,000 Common Shares and cash in the amount of CDN$55,575,000. The number of Common Shares received by the AOG subsidiary under the Share Transfer Agreement was determined by dividing the cash component to be received by AMHBV by the Net Offering Price and subtracting the resulting quotient from 120,000,000. The effect of this manner of determining such consideration was to ensure that the AOG subsidiary receives the same Net Offering Price per share as the Corporation and AOG negotiated with the IPO Underwriters for the purposes of the IPO. The terms and conditions of the Common Shares received by AMHBV were the same as the terms and conditions of the Common Shares offered pursuant to the IPO.

Arrangement Agreement

On July 20, 2006, the Corporation and Pan-Ocean Energy entered into the Arrangement Agreement which provided for the acquisition by the Corporation of all of the issued and outstanding shares of PanAfrican and Pan-Ocean UK and certain other assets of Pan-Ocean Energy, effected as a scheme of arrangement pursuant to the Companies (Jersey) Law 1991. A copy of the version of the Arrangement Agreement filed with the Canadian securities regulatory authorities is available at www.sedar.com.

Pursuant to the Arrangement Agreement, the Corporation acquired from Pan-Ocean Energy all of the issued and outstanding shares of PanAfrican and Pan-Ocean UK, as well as certain head office assets of Pan-

Ocean Energy used in the operation of the business and the assignment of certain employment contracts, in exchange for aggregate consideration of CDN$1.605 billion and the assumption of CDN$6.8 million in net debt. The Arrangement required the approval of Pan-Ocean Energy shareholders. The meetings of Pan-Ocean Energy's shareholders to approve the Arrangement were held on or about August 30, 2006, and the closing of the Arrangement occurred on or about September 7, 2006.

Meetings were held in respect of each of (i) the holders of Class A Shares, and (ii) the holders of Class B Shares, all pursuant to an interim order of the Royal Court of Jersey (collectively, the "**Court Meetings**" and individually, a "**Court Meeting**"). In addition, immediately following such meetings, an extraordinary general meeting (the "**Extraordinary General Meeting**") of Pan-Ocean Energy was convened at which the holders of Class A Shares and Class B Shares voted on certain resolutions. Finally, immediately following the Extraordinary General Meeting a (i) meeting of the holders of Class A Shares (the "**Class A Shareholder Meeting**"), and (ii) meeting of the holders of Class B Shares (the "**Class B Shareholder Meeting**"), were held to vote on certain additional resolutions.

At each Court Meeting, the resolution approving the Arrangement required the affirmative vote of a majority in number representing three-fourths in nominal value of each class of shareholders of Pan-Ocean Energy, voting separately as a class, present and voting either in person or by proxy at the relevant Court Meeting, as well as by a majority of the minority shareholder approval of each class.

On August 30, 2006, Pan-Ocean Energy announced that the Pan-Ocean Energy shareholders approved the transaction with Addax Petroleum with 99% in favour. Five separate meetings of shareholders were held to approve the Arrangement Agreement and related corporate matters with 99% of the Class A Common Shares and approximately 42% of the Class B Subordinate Voting Shares in attendance in person or by proxy. Of the shares voted at the meetings, 100% of the Class A Shares and 99% of the Class B Shares voted in favour. Separate class votes were held and the transactions were approved by a majority of the minority in compliance with Canadian Securities regulations. No dissenting rights were exercised.

Upon receipt of the Pan-Ocean Energy shareholder approvals, an order of the Royal Court of Jersey was obtained confirming the Arrangement. Articles of Arrangement were filed and a certificate of Arrangement obtained and the Arrangement was completed on or about September 7, 2006.

Underwriting Agreement – Subscription Receipts Offering

On August 10, 2006, the Corporation and the SRO Underwriters entered into an underwriting agreement in connection with the offering of the Subscription Receipts (the "**SRO Underwriting Agreement**"). Subject to the terms and conditions of the SRO Underwriting Agreement, Addax Petroleum agreed to issue and sell 13,000,000 Subscription Receipts at a price of CDN$27.25 per Subscription Receipt to RBC Dominion Securities Inc., Merrill Lynch Canada Inc., Scotia Capital Inc., CIBC World Markets Inc., TD Securities Inc., National Bank Financial Inc., UBS Securities Canada Inc., BNP Paribas (Canada) Securities Inc., FirstEnergy Capital Corp., Canaccord Capital Corporation and Peters & Co. Limited (collectively, the "**SRO Underwriters**") for a total consideration of CDN$354,250,000, and the SRO Underwriters severally agreed to purchase such Subscription Receipts. In consideration of the services provided in connection with the offering of the Subscription Receipts, Addax Petroleum paid the SRO Underwriters a fee of CDN$1.09 per Subscription Receipt. Holders of the Subscription Receipts received one Common Share per Subscription Receipt, without the payment of additional consideration or further action, on September 7, 2006 upon the successful closing of the Acquisition.

In addition, and pursuant to the SRO Underwriting Agreement, Addax Petroleum granted to the SRO Underwriters an over-allotment option to purchase up to an additional 1,950,000 Subscription Receipts at a price of CDN$27.25 per Subscription Receipt to cover over-allotments, if any, and for market stabilization purposes.

On August 16, 2006, the Corporation, RBC Dominion Securities Inc., on its own behalf and on behalf of the other SRO Underwriters, and Computershare Trust Company of Canada entered into a subscription receipt agreement in connection with the offering of the Subscription Receipts (the **"Subscription Receipt Agreement"**). The Subscription Receipt Agreement provided for the issue of up to 14,950,000 Subscription Receipts at a price of CDN$27.25 per Subscription Receipt. Each Subscription Receipt represented the right to receive, without payment of additional consideration, one Common Share. Pursuant to the Subscription Receipt Agreement, upon the satisfaction of certain conditions, outstanding Subscription Receipts would automatically be converted into Common Shares. Upon the closing of the Acquisition, all holders of Subscription Receipts received, without payment of additional consideration or further action, one Common Share for each Subscription Receipt held.

Revolving Debt Facility

On January 22, 2007, the Corporation entered into a 5 year, $1.5 billion senior secured reducing revolving debt facility arranged by BNP Paribas, Natixis and Standard Chartered Bank. The facility consists of a $1.2 billion loan tranche and a $300 million letter of credit tranche. The loan tranche of the facility will be used to re-finance the former bridge facility, fund budgeted capital expenditures and for general corporate purposes. The facility is in the form of a borrowing base loan, is subject to potential reductions after three years and is secured against a portion of the Corporation's business interests.

INTERESTS OF EXPERTS

The Corporation's audited financial statements for the year ended December 31, 2006 have been filed under National Instrument 51-102 in reliance on the report of Deloitte & Touche LLP, given on their authority as experts in auditing and accounting. Deloitte & Touche LLP is independent of the Corporation within the context of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta. Netherland, Sewell & Associates, Inc. has certified a report with respect to NI 51-101 oil and gas reserves.

As of the date hereof, neither NSAI nor any of the "designated professionals" of NSAI (as such terms is defined in FORM 51-102F2) directly or indirectly, hold, have received or will receive any registered or beneficial interests in any of the Common Shares or other property of the Corporation or of any of the Corporation's associates or affiliates. In addition, none of such persons or companies, nor any director, officer or employee of any of the aforementioned persons or companies is or is expected to be elected, appointed or employed as a director, officer or employee of Addax Petroleum or any associate or affiliate of Addax Petroleum.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available through the Internet on the Corporation's website at www.addaxpetroleum.com and on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com.

Additional financial information is provided in the Corporation's annual financial statements and related annual management's discussion and analysis for the year ended December 31, 2006.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Corporation's securities and securities authorized for issuance under the Corporation's long term incentive plan is contained in the Corporation's Management Proxy Circular dated May 24, 2006, which can be accessed at www.sedar.com, and will be contained in the Corporation's forthcoming management proxy circular.

SCHEDULE "A"
REPORT ON RESERVES DATA BY INDEPENDENT QUALIFIED RESERVES EVALUATOR
FORM 51-101F2

To the Board of Directors of Addax Petroleum Corporation:

1. We have evaluated Addax Petroleum Corporation's (the "**Corporation**") reserves data as at December 31, 2006. The reserves data consists of the following:

   (a) (i) proved and proved plus probable and proved plus probable plus possible oil reserves estimated using forecast prices and costs; and

   (ii) the related estimated future net revenue; and

   (b) (i) proved and proved plus probable and proved plus probable plus possible oil reserves estimated using constant prices and costs; and

   (ii) the related estimated future net revenue.

2. The reserves data are the responsibility of the Corporation's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

   We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "**COGE Handbook**") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4. The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Corporation evaluated by us as at December 31, 2006 and identifies the respective portions thereof that we have evaluated and reported on to the Corporation's management/Board of Directors:

Oil Reserves and Future Net Revenues
Based on Forecast Prices and Costs
as at December 31, 2006

	Crude Oil Reserves		Estimated Net Present Values of Future Net Revenue Before Taxes Discounted at					Estimated Net Present Values of Future Net Revenue After Taxes Discounted at				
	Gross	Net	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
	(mmbbls)		($million)					($million)				
Proved												
Developed Producing	86.3	76.4	2,990	2,782	2,605	2,454	2,323	1,533	1,430	1,342	1,266	1,199
Developed Non-Producing	13.3	11.0	463	396	344	301	267	217	188	164	145	130
Undeveloped	82.5	60.7	1,816	1,508	1,270	1,082	931	1,125	930	780	662	568
Total Proved	182.0	148.2	5,269	4,686	4,219	3,838	3,521	2,875	2,548	2,287	2,073	1,896
Probable	171.7	119.5	3,924	3,118	2,530	2,090	1,754	1,675	1,296	1,019	813	656
Total Proved plus Probable	353.7	267.7	9,192	7,804	6,749	5,928	5,275	4,550	3,844	3,306	2,886	2,552
Possible	126.7	82.7	3,410	2,684	2,163	1,780	1,490	1,410	1,076	842	673	549
Total Proved plus Probable plus Possible	480.4	350.4	12,603	10,488	8,912	7,707	6,765	5,959	4,919	4,147	3,559	3,102

5. In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook. We express no opinion on the reserves data that we reviewed but did not audit or evaluate.

6. We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

7. Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above.

NETHERLAND, SEWELL & ASSOCIATES, INC.
4500 Thanksgiving Tower
1601 Elm Street
Dallas, Texas
75201-4754

NETHERLAND, SEWELL & ASSOCIATES, INC.

By: (Signed)
Frederic D. Sewell
Chairman and Chief Executive Officer

Dated: January 15, 2007

SCHEDULE "B"
REPORT OF MANAGEMENT AND DIRECTORS ON RESERVES DATA AND OTHER INFORMATION
FORM 51-101F3

Management of Addax Petroleum Corporation (the "**Corporation**") are responsible for the preparation and disclosure of information with respect to the Corporation's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

(a) (i) proved, proved plus probable and proved plus probable plus possible oil and gas reserves estimated as at December 31, 2006 using forecast prices and costs; and

(ii) the related estimated future net revenue; and

(b) (i) proved, proved plus probable and proved plus probable plus possible oil and gas reserves estimated as at December 31, 2006 using constant prices and costs; and

(ii) the related estimated future net revenue.

An independent qualified reserves evaluator has evaluated the Corporation's reserves data. The report of the independent qualified reserves evaluator is being filed with securities regulatory authorities concurrently with this report.

The Board of Directors of the Corporation has:

(c) reviewed the Corporation's procedures for providing information to the independent qualified reserves evaluator;

(d) met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and

(e) reviewed the reserves data with management and the independent qualified reserves evaluator.

The Board of Directors has reviewed the Corporation's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The Board of Directors has approved:

(f) the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;

(g) the filing of the report of the independent qualified reserves evaluator on the reserves data; and

(h) the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

(Signed) JEAN CLAUDE GANDUR
Chief Executive Officer

(Signed) MICHAEL EBSARY
Chief Financial Officer

(Signed) BRIAN ANDERSON
Director

(Signed) GERRY MACEY
Director

Dated: March 20, 2007

SCHEDULE "C"
AUDIT COMMITTEE CHARTER

CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS OF ADDAX PETROLEUM CORPORATION

Mission Statement

The Board of Directors (the "Board") of Addax Petroleum Corporation (the "Company") will establish an Audit committee (the "Committee") to assist the Board in fulfilling its obligations by overseeing and monitoring the Company's financial accounting and reporting process, its internal control over financial reporting and the external financial audit process.

Composition

The Committee shall consist of as many members as the Board shall determine from time to time but in any event, not fewer than three members of the Board. The initial members of the Committee shall be Wesley Twiss, Peter Dey, Brian Anderson, James Davie and Stephen de Heinrich. Each member of the Committee shall continue to be a member until a successor is appointed, unless the member resigns, is removed or ceases to be a member of the Board. The Board may fill a vacancy in the Committee at any time.

Members of the Committee shall be selected based upon the following and in accordance with applicable laws, rules and regulations. Each member shall be independent in accordance with applicable legal and regulatory requirements and in such regard shall have no direct or indirect material relationship with the Company which could, in the view of the Board, reasonably interfere with the exercise of a member's independent judgment. In addition, each member shall be financially literate or must become financially literate within a reasonable period of time after his or her appointment to the Committee. For these purposes, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

Chair and Secretary

The Chair of the Committee shall be designated by the Board. The initial Chair of the Committee shall be Wesley Twiss. If the Chair is not present at a meeting of the Committee, the members of the Committee may designate an interim Chair for the meeting by majority vote of the members present. The general counsel of the Company shall be the Secretary of the Committee meetings, provided that if the Secretary is not present, the Chair of the meeting may appoint a secretary for the meeting with the consent of the Committee members who are present.

Meetings

The Chair of the Committee, in consultation with the Committee members, shall determine the schedule and frequency of the Committee meetings provided that the Committee will meet at least four times in each fiscal year and at least once in every fiscal quarter. The Committee shall have the authority to convene additional meetings as circumstances require.

Notice of meetings shall be given to each member not less than five business days before the time of the meeting, provided that meetings of the Committee may be held without formal notice if all of the members of the Committee are present and do not object to notice not having been given, or if those absent waive notice in any manner before or after the meeting. Notice of meeting may be given verbally or delivered personally, given by mail, facsimile or other electronic means of communication and need not be accompanied by an agenda or any other material. The notice shall however specify the purpose or purposes for which the meeting is being held.

Notice of every meeting shall be given to the external and, if applicable, internal auditors of the Company, and meetings shall be convened whenever requested by the external auditors or any member of the Committee in accordance with applicable law. The Committee shall meet separately and periodically with management, legal counsel and the external auditors. The Committee shall meet separately with the external auditors at every meeting of the Committee at which external auditors are present.

Decisions or recommendations of the Committee shall be evidenced by resolutions passed at meetings of the Committee and recorded in the minutes of such meetings or by an instrument in writing signed by all members of the Committee. A copy of the draft minutes of each meeting of the Committee and any written resolutions evidencing decisions or recommendations of the Committee shall be transmitted promptly by the Secretary to each member for adoption at the next meeting. The Committee shall report to the Board at each regularly scheduled Board meeting next succeeding any Committee meeting or the signing of any written resolution evidencing a decision or recommendation of the Committee.

A majority of the members of the Committee shall constitute a quorum.

Any matter that the Committee does not unanimously approve will be referred to the Board for consideration.

Meeting Agendas

Where possible, agendas for meetings of the Committee shall be developed by the Chair of the Committee in consultation with management and the Secretary, and shall be circulated to Committee members as far in advance of each Committee meeting as is reasonable.

Resources and Authority

The Committee shall have the resources and the authority to discharge its responsibilities, including the authority, in its sole discretion, to engage, at the expense of the Company, outside consultants, independent legal counsel and other advisors and experts as it determines necessary to carry out its duties, without seeking approval of the Board or management of the Company.

The Committee shall have the authority to conduct any investigation necessary and appropriate to fulfilling its responsibilities, and has direct access to and the authority to communicate directly with the internal and external auditors, the general counsel of the Company and other officers and employees of the Company.

The members of the Committee shall have the right for the purpose of performing their duties to inspect all the books and records of the Company and any subsidiaries and to discuss such accounts and records and any matters relating to the financial position, risk management and internal controls of the

Company with the officers and external and internal auditors of the Company and any subsidiaries. Any member of the Committee may require the external or internal auditors to attend any or every meeting of the Committee.

Responsibilities

The Company's management is responsible for preparing the Company's financial statements and the external auditors are responsible for auditing those financial statements. The Committee is responsible for overseeing the conduct of those activities by the Company's management and external auditors, and overseeing the activities of the internal auditors.

The specific responsibilities of the Committee shall include those listed below. The enumerated responsibilities are not meant to restrict the Committee from examining any matters related to its purpose.

1. **Financial Reporting Process and Financial Statements**

The Committee shall:

(a) in consultation with the external auditors and the internal auditors, review the integrity of the Company's financial reporting process both internal and external, and any major issues as to the adequacy of the internal controls and any special audit steps adopted in light of material control deficiencies;

(b) review all material transactions and material contracts entered into between or amongst (i) the Company or any subsidiary of the Company, and (ii) any subsidiary, director, officer, insider or related party of the Company, other than officer or employee compensation arrangements approved or recommended by the Remuneration Committee of the Board, or transactions in the ordinary course of business;

(c) review and discuss with management and the external auditors: (i) the preparation of Company's annual audited consolidated financial statements and its interim unaudited consolidated financial statements, as well as the Company's annual and interim Management Discussion & Analysis (MD&A); (ii) whether the financial statements present fairly (in accordance with generally accepted accounting principles) in all material respects the financial condition, results of operations and cash flows of the Company as of and for the periods presented; (iii) any matters required to be discussed with the external auditors according to generally accepted auditing standards; and (iv) an annual report by the external auditors describing: (A) all critical accounting policies and practices used by the Company; (B) all material alternative accounting treatments of financial information within generally accepted accounting principles that have been discussed with management of the Company, including the ramifications of the use such alternative treatments and disclosures and the treatment preferred by the external auditors; and (C) other material written communications between the external auditors and management;

(d) following completion of the annual audit, review with each of: (i) management; (ii) the external auditors; and (iii) the internal auditors, any significant issues, concerns or difficulties encountered during the course of the audit;

(e) review the annual financial statements and reports (including annual MD&A) of the Company and any other documents including press releases containing financial information of the

Company that is likely to be material and recommend approval thereof to the Board prior to the submission of such documents to the applicable securities regulatory authorities;

(f) review the interim financial statements and reports (including interim MD&A) of the Company and recommend approval thereof to the Board prior to the submission of such documents to the applicable securities regulatory authorities;

(g) resolve disagreements between management and the external auditors regarding financial reporting; and

(h) review disclosure procedures with the Disclosure Committee established in accordance with the Company's Disclosure Policy, and be satisfied that adequate procedures are in place for the review of the public disclosure of financial information by the Company extracted or derived from the Company's financial statements, other than the disclosure referred to in the preceding paragraph, and periodically assess the adequacy of those procedures.

2. **External Auditors**

The Committee shall:

(a) require the external auditors to report directly to the Committee;

(b) be directly responsible for the selection, nomination, compensation, retention, termination and oversight of the work of the Company's external auditors engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company, and in such regard recommend to the Board the external auditors to be nominated for approval by the shareholders;

(c) approve all audit engagements and pre-approve the provision by the external auditors of all non-audit services, including fees and terms for all audit engagements and non-audit engagements, and in such regard the Committee may establish the types of non-audit services the external auditors shall be prohibited from providing and shall establish the types of audit, audit related and non-audit services for which the Committee will retain the external auditors. The Committee may delegate to one or more of its members the authority to pre-approve non-audit services, provided that any such delegated pre-approval shall be exercised in accordance with the types of particular non audit services authorized by the Committee to be provided by the external auditor and the exercise of such delegated pre-approvals shall be presented to the full Committee at its next scheduled meeting following such pre-approval;

(d) review and approve the Company's policies for the hiring of partners and employees and former partners and employees of the external auditors;

(e) consider, assess and report to the Board with regard to the independence and performance of the external auditors; and

(f) request and review the audit plan of the external auditors as well as a report by the external auditors to be submitted at least annually regarding: (i) the internal quality-control procedures; and (ii) any material issues raised by the external auditor's own most recent internal quality-control review or peer review of the auditing firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with any such issues.

3. **Accounting Systems and Internal Controls**

The Committee shall:

(a) oversee management's design and implementation of and reporting on internal controls. The Committee shall also receive and review reports from management, the internal auditors and the external auditors on an annual basis with regard to the reliability and effective operation of the Company's accounting system and internal controls; and

(b) review quarterly and annually the activities, organization and qualifications of the internal auditors and discuss with the external auditors the responsibilities, budget and staffing of the internal audit function.

4. **Legal and Regulatory Requirements**

The Committee shall:

(a) review timely analysis by the Disclosure Committee of significant issues relating to public disclosure and reporting;

(b) review, prior to finalization, periodic public disclosure documents containing financial information, including the annual and interim financial statements, annual information form and MD&A and press releases and recommend approval of the foregoing to the Board prior to their disclosure or filing;

(c) prepare the report of the Committee required to be included in the Company's periodic filings;

(d) review with the Company's internal counsel legal compliance matters, significant litigation and other legal matters that could have a significant impact on the Company's financial statements; and

(e) assist the Board in the oversight of compliance with legal and regulatory requirements and review with internal legal counsel the adequacy and effectiveness of the Company's procedures to ensure compliance with legal and regulatory responsibilities.

5. **Additional Responsibilities**

The Committee shall:

(a) discuss policies with the external auditor, internal auditor and management with respect to risk assessment and risk management;

(b) establish procedures and policies for (i) the receipt, retention, treatment and resolution of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and (ii) the confidential, anonymous submission by directors or employees of the Company of concerns regarding questionable accounting or auditing matters or any potential violations of legal or regulatory provisions;

(c) prepare and review with the Board an annual performance evaluation of the Committee;

(d) report regularly to the Board, including with regard to matters such as the quality or integrity of the Company's financial statements, compliance with legal or regulatory requirements, the performance of the internal audit function, and the performance and independence of the external auditors. Minutes of each meeting of the Committee shall be recorded and maintained and provided to the Board as soon as possible following the meeting; and

(e) review and reassess the adequacy of the Committee's Charter on an annual basis (but no alteration to the Committee's charter and the responsibilities of the Committee shall be effective without the approval of the Board).

6. **Limitation on the Oversight Role of the Committee**

Nothing in this Charter is intended, or may be construed, to impose on any member of the Committee a standard of care or diligence that is in any way more onerous or extensive than the standard to which all members of the Board are subject.

Each member of the Committee shall be entitled, to the fullest extent permitted by law, to rely on the integrity of those persons and organizations within and outside the Company from whom he or she receives financial and other information, and the accuracy of the information provided to the Company by such persons or organizations.

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company's financial statements and disclosures are complete and accurate and in accordance with generally accepted accounting principles in Canada and applicable rules and regulations. These are the responsibility of management and the external auditors.

Form 52-109F1
CERTIFICATION OF ANNUAL FILINGS

I, **JEAN CLAUDE GANDUR,** Chief Executive Officer of **ADDAX PETROLEUM CORPORATION,** certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Addax Petroleum Corporation, (the issuer) for the annual period ending December 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

    b. designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

    c. evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

DATED: March 28, 2007

"Signed"

JEAN CLAUDE GANDUR
CHIEF EXECUTIVE OFFICER

Form 52-109F1
CERTIFICATION OF ANNUAL FILINGS

I, **MICHAEL EBSARY,** Chief Financial Officer of **ADDAX PETROLEUM CORPORATION,** certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Addax Petroleum Corporation, (the issuer) for the annual period ending December 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   b. designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   c. evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

DATED: March 28, 2007

"Signed"

MICHAEL EBSARY
CHIEF FINANCIAL OFFICER

Addax Petroleum Corporation

2006 Annual Report

Management's Discussion & Analysis

RECEIVED
2007 MAY -1 A 8:29

The following Management's Discussion and Analysis of Addax Petroleum Corporation ("Addax Petroleum") is dated March 20, 2007 and should be read in conjunction with Addax Petroleum's audited consolidated financial statements as at December 31, 2006 together with the notes thereto and the consolidated financial statements of Addax Petroleum N.V. as at and for the year ended December 31, 2005 together with the notes thereto and related Management's Discussion and Analysis. The consolidated financial statements presented herein are those of Addax Petroleum and its subsidiaries. Except as otherwise indicated, certain defined words and terms used herein have the meaning set forth in Addax Petroleum's Annual Information Form dated March 28, 2007. This document and other information regarding Addax Petroleum is available from SEDAR at www.sedar.com. All amounts presented are in United States dollars unless otherwise indicated.

LEGAL NOTICE – FORWARD LOOKING STATEMENTS

Certain statements in this report constitute forward-looking statements under applicable securities legislation. Such statements are generally identifiable by the terminology used, such as "anticipate", "believe", "intend", "expect", "plan", "estimate", "budget", "outlook" or other similar wording. Forward-looking information includes, but is not limited to, reference to business strategy and goals, future capital and other expenditures, reserves and resources estimates, drilling plans, construction and repair activities, the submission of development plans, seismic activity, production levels and the sources of growth thereof, project development schedules and results, results of exploration activities and dates by which certain areas may be developed or may come on-stream, royalties payable, financing and capital activities, contingent liabilities, and environmental matters. By its very nature, such forward-looking information requires Addax Petroleum to make assumptions that may not materialize or that may not be accurate. This forward-looking information is subject to known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such information. Such factors include, but are not limited to: imprecision of reserves and resources estimates, ultimate recovery of reserves, prices of oil and natural gas, general economic, market and business conditions; industry capacity; competitive action by other companies; fluctuations in oil prices; refining and marketing margins; the ability to produce and transport crude oil and natural gas to markets; the effects of weather and climate conditions; the results of exploration and development drilling and related activities; fluctuations in interest rates and foreign currency exchange rates; the ability of suppliers to meet commitments; actions by governmental authorities, including increases in taxes; decisions or approvals of administrative tribunals; changes in environmental and other regulations; risks attendant with oil and gas operations, both domestic and international; international political events; expected rates of return; and other factors, many of which are beyond the control of Addax Petroleum. More specifically, production may be affected by such factors as exploration success, production start-up timing and success, facility reliability, reservoir performance and natural decline rates, water handling, and drilling progress. Capital expenditures may be affected by cost pressures associated with new capital projects, including labour and material supply, project management, drilling rig rates and availability, and seismic costs. These factors are discussed in greater detail in filings made by Addax Petroleum with the Canadian provincial securities commissions.

Readers are cautioned that the foregoing list of important factors affecting forward-looking information is not exhaustive. Furthermore, the forward-looking information contained in this annual report is made as of the date of this report and, except as required by applicable law, Addax Petroleum does not undertake any obligation to update publicly or to revise any of the included forward-looking information, whether as a result of new information, future events or otherwise. The forward-looking information contained in this report is expressly qualified by this cautionary statement.

NON-GAAP MEASURES

Addax Petroleum defines "Funds Flow From Operations" or "FFFO" as net cash from operating activities before changes in non-cash working capital. Management believes that in addition to net income, FFFO is a useful measure as it demonstrates Addax Petroleum's ability to generate the cash necessary to repay debt or fund future growth through capital investment. Addax Petroleum also assesses its performance utilizing Operating Netbacks which it defines as the per barrel profit margin associated with the production and sale of crude oil and is calculated as the funds flow from operations per barrel sold, prior to corporate charges. FFFO and Operating Netback are not recognized measures under Canadian GAAP. Readers are cautioned that these measures should not be construed as an alternative to net income or cash flow from operating activities determined in accordance with Canadian GAAP or as an indication of Addax Petroleum's performance. Addax Petroleum's method of calculating this measure may differ from other companies and accordingly, it may not be comparable to measures used by other companies.

2006 Highlights

Selected highlights	Year ended 31-Dec		
($ million unless otherwise stated)	**2006**	2005	2004
FINANCIAL:			
Petroleum sales before royalties	**2,028.8**	1,219.1	524.1
Funds Flow From Operations	**829.4**	468.2	171.0
FFFO per share ($/share)	**5.80**	4.00	1.46
Net income	**243.1**	206.1	62.6
Earnings per share ($/share)	**1.70**	1.76	0.53
Weighted average common shares outstanding (millions)	**142.9**	117.0	117.0
Cash dividend per-share ($/share)	**0.10**	n/a	n/a
Total assets	**2,978.3**	866.7	616.9
Capital expenditures, net of dispositions	**1,098.7**	381.5	314.2
Total long-term liabilities	**932.5**	203.3	172.7
OPERATIONAL:			
Average gross working interest oil production (Mbbl/d):			
Nigeria	**86.3**	65.3	39.9
Gabon	**3.7**	--	--
Total	**90.0**	65.3	39.9
Prices, expenses and netbacks ($/bbl):			
Nigeria			
Average realized price	**63.60**	52.85	36.30
Operating expense	**6.12**	6.29	6.06
Operating netback	**45.36**	37.43	23.08
Gabon			
Average realized price	**58.49**	--	--
Operating expense	**11.62**	--	--
Operating netback	**35.59**	--	--

- Proved and probable reserves increased 80% from 196.7 Mbbl in 2005 to 353.7 Mbbl in 2006
- PanAfrican was acquired in September 2006. PanAfrican consisted of 8 licenses covering 718,900 acres of which 4 licenses are in production. Development work was successfully undertaken to increase the pipeline capacity onshore in November 2006 thereby alleviating export constraints.
- Petroleum sales in 2006 amounted to $2,028.8 million, an increase of 66% over 2005 primarily due to the impact of a full year's production of OML126 and higher crude oil prices.
- Funds flow from operations was $829.4 million, an increase of 77% over 2005. Increased production and higher oil crude oil prices were the main contributing factors.
- Total Assets were $2,978.3 million, an increase of 244% over 2005 due to the PanAfrican acquisition and intensive capital investments in the JDZ, OPL291 and Taq Taq as well as continuing investment in the Corporation's Nigerian assets.
- Average gross working interest oil production of 90.0 Mbbl/d in 2006 represents an increase of 38% over 2005. Newly acquired Gabon properties contributed 3.7 Mbbl/d of average production for the year.
- Average realized price for Nigerian crude oil in 2006 was $63.60, an increase of 20% compared with 2005 and in line with the increase in Average Dated Brent Benchmark price over the same period.

2006 Operational Update

HIGHLIGHTS

During its first year as a publicly quoted company, Addax Petroleum has delivered strong operational performance including growth in production and reserves and significant expansion of the Corporation's production, development and exploration portfolio. Operational and portfolio highlights include:

- Gross working interest oil production averaged 90.0 Mbbl/d for 2006 representing an increase of 38 % over average 2005 oil production of 65.3 Mbbl/d
- Gross working interest proved and probable reserves as at December 31, 2006 increased 80 % to 353.7 MMbbl from 196.7 MMbbl as at December 31, 2005
- A number of new business acquisitions completed in 2006 to establish an attractive, balanced and diversified portfolio of production, development and exploration potential
- Intensified drilling operations from two operated drilling rigs at the start of 2006 to six operated (and one non-operated) drilling rigs at year-end resulting in 14 new wells (gross) brought on production
- Major infrastructure projects completed in Nigeria (OML123 FPSO replacement) and Gabon (dedicated onshore pipeline) that facilitate further development and production growth

NEW BUSINESS

During 2006, Addax Petroleum concluded a number of strategic transactions which have (i) established a considerable exploration position in the Gulf of Guinea deep water play, (ii) expanded the Gulf of Guinea shallow water position in Nigeria, (iii) established Addax Petroleum as a significant developer and producer in Gabon and (iv) increased and extended participation in the Taq Taq property in the Kurdistan Region of Iraq.

Gulf of Guinea Deep Water

In 2006, Addax Petroleum made a strategic entry into the Gulf of Guinea deep water exploration play. Addax Petroleum acquired interests in Blocks 2, 3 and 4 of the Joint Development Zone, an offshore area operated under treaty between Nigeria and Sao Tome and Principe, and in OPL291 offshore Nigeria. The Corporation operates JDZ Block 4 and OPL 291 and, at year end, held a net acreage position of 360,900 acres in the Gulf of Guinea deep water.

Gulf of Guinea - Shallow Water

In June, the Corporation acquired a working interest in the Okwok property, offshore Nigeria and close to OML123, the Corporation's largest producing property. Addax Petroleum is Technical Adviser for the Okwok property. Appraisal drilling during the second half of the year added gross working interest proved plus probable reserves as at December 31, 2006 of 9.0 MMbbl at Okwok.

Gabon

In September, Addax Petroleum completed the acquisition of the business of Pan-Ocean Energy Corporation Limited ("Pan-Ocean"), a Toronto Stock Exchange quoted company, which positioned the Corporation as a significant, balanced and growth-oriented company in Gabon. The portfolio acquired combines existing production with large development potential and considerable exploration upside in both operated and non-operated properties. As at December 31, 2006, gross working interest proved plus probable reserves in Gabon were 98.2 MMbbl.

Kurdistan Region of Iraq

In November, the Taq Taq Production Sharing Agreement ("PSA") was amended to reflect revised terms and an increase in Addax Petroleum's effective interest in the Taq Taq field and an extension of the Taq Taq property to include a potentially large undrilled exploration prospect, Kewa Chirmila. The Taq Taq property is operated by TTOPCO, a joint venture between the Corporation and its Turkish partner Genel Energi ("Genel"), and Addax Petroleum provides technical coordination. As at December 31, 2006 Addax Petroleum held a net acreage position of 105,800 acres and gross working interest proved plus probable reserves of 40.1 MMbbl in the joint venture.

PRODUCTION AND DEVELOPMENT OPERATIONS

Addax Petroleum's production and development operations take place in Nigeria and since September following the acquisition of PanAfrican in Gabon. In addition, the Corporation is combining initial development with appraisal activities at the Taq Taq property in the Kurdistan Region of Iraq.

Nigeria

In Nigeria, the *Corporation*'s production and development operations take place on the offshore OML123 and OML126 (previously named OPL90) properties and on the onshore OML124 property. *Addax Petroleum* operates and holds a 100 % interest in these properties. The offshore properties contribute over 95 % of the Corporation's Nigerian production and reserves.

Addax Petroleum's gross working interest production in Nigeria in 2006 averaged 86.3 Mbbl/d, an increase of 32 % over 2005 average production of 65.3 Mbbl/d. Gross working interest proved plus probable reserves also increased, by 10 % to 215.4 MMbbl as at December 31, 2006 from 196.7 MMbbl as at December 31, 2005.

Gabon

Addax Petroleum's production and development operations started in Gabon upon the acquisition of PanAfrican on September 7, 2006. These production and development operations cluster into two distinct areas: onshore, which comprises the Addax Petroleum-operated Maghena, Panthere NZE and Remboué licence areas, and the non-operated offshore Etame Marin licence area.

Addax Petroleum's gross working interest production in Gabon averaged 3.7 Mbbl/d for the year. Since the PanAfrican acquisition, Addax Petroleum's Gabon production increased from an average of 9.4 Mbbl/d in September to 15.4 Mbbl/d in December.

The Corporation's working interest Proved plus Probable reserves in Gabon were 98.2 MMbbl as at December 31, 2006 which compare with gross working interest proved plus probable reserves of 67.5 MMbbl as at December 31, 2005 as reported by PanAfrican.

Kurdistan Region of Iraq

Through a joint operating company, TTOPCO, established with its joint venture partner, Addax Petroleum started appraisal and early development operations on the Taq Taq field. The operations included the acquisition and interpretation of a 2-D seismic survey over the field, importation of a drilling rig and the start of a continuous appraisal and early development drilling campaign. The TT-04 well was completed in late 2006 and tested at an aggregate rate of 29,790 bbl/d gross. At year-end, the drilling of the TT-05 well was underway.

There was no production attributable to Addax Petroleum in 2006. The Corporation's working interest proved plus probable reserves for Taq Taq were 40.1 MMbbl as at December 31, 2006.

OIL AND NATURAL GAS RESERVES

Proved and probable oil reserves are classified in accordance with the guidelines as stipulated in the Canadian oil and gas evaluation handbook (COGEH). The reserves in the table below are specific as those reserves which are anticipated to be commercially recoverable from known accumulations from a specified date forward. The reserves shown in the table are based upon the working interest of Addax Petroleum in the applicable PSC's for the stated licences. These PSCs do not legally transfer title to the reserves in the ground to Addax Petroleum. In addition to the oil reserves, a substantial amount of gas resources are available in the Nigerian licences. Total gas resources are 1.4 tcf (235MMboe). Plans to make gas commercially available onshore as well as offshore are being reviewed.

Oil Reserves

(%), (MMbbl),(MMbbl)		**2006**			2005	
	Working Interest	**proved**	**proved and probable**	**Working Interest**	proved	proved and probable
Nigeria						
OML123/124	100.0%	**85.9**	**163.4**	100.0%	84.6	156.7
OML126	100.0%	**30.0**	**43.1**	100.0%	24.0	40.0
Okwok			**8.9**			-
Subtotal - Nigeria		**116.0**	**215.4**		108.6	196.7
Gabon						
Panthere NZE	92.5%	**20.0**	**36.2**			
Maghena	92.5%	**29.3**	**30.5**			
Rembouè	92.0%	**1.3**	**1.3**			
Etame	31.4%	**8.5**	**14.6**			
Awoun	40.0%	**7.0**	**15.7**			
Subtotal - Gabon		**66.1**	**98.2**		--	--
Taq Taq			**40.1**			
Total		**182.0**	**353.7**		108.6	196.7

Proved and probable reserves have increased by 80% in 2006 compared with 2005, and proved reserves have increased by 66% in the same period, due to exploration, appraisal and development drilling campaigns in Nigeria & Taq Taq, and the acquisition of properties and appraisal of development drilling in Gabon. Proved and probable reserves in Nigeria increased by 10% and proved reserves increase by 7% in 2006 compared with 2005.

EXPLORATION AND APPRAISAL OPERATIONS

In 2006, the Corporation significantly expanded its exploration and appraisal investment activity including the acquisition of exploration and appraisal properties outlined above.

Gulf of Guinea - Shallow Water

The Corporation's Gulf of Guinea properties comprise OML123, OML126, OPL225 and Okwok offshore Nigeria and Ngosso offshore Cameroon. During 2006, Addax Petroleum acquired 1,502 square kilometers (gross) of 3-D seismic in its Nigeria and Cameroon shallow water properties and drilled 15 exploration and appraisal wells (gross), all offshore Nigeria.

One exploration well was drilled on OML123 in early 2006 to test the Adanga North Horst West prospect; significant quantities of gas were discovered but no oil was present in the well. Two exploration wells were drilled on OML126 in late 2006 to explore the Okporo and Sengi prospects respectfully with unsuccessful outcomes in each instance. In mid-2006, a four well exploration and appraisal campaign was undertaken on the Okwok property. All wells encountered oil which ranged in gravity from 26 to 32 degrees and tested at up to 1,220 bbl/d. Further appraisal is planned for 2007. Following this successful campaign, gross proved plus probable reserves of 9.0 MMbbl as at December 31, 2006 were attributable to Addax Petroleum's 40 % interest in Okwok.

Gulf of Guinea Deep Water

The Corporation's Gulf of Guinea deep water properties comprise JDZ Blocks 2, 3 and 4 and OPL291 offshore Nigeria. All properties were acquired in 2006.

No seismic data were acquired nor were wells drilled on these properties in 2006. During 2006, Addax Petroleum made strong progress in assembling a deep water evaluation and operations team comprising experienced industry specialists with the near-term objectives of locating drilling locations, planning exploration drilling and sourcing a deep water drilling rig.

Gabon

In 2006, since the acquisition of PanAfrican in September 2006, no additional seismic data was acquired and no exploration and appraisal wells were drilled in Gabon. The acquired portfolio includes a considerable acreage position for which planning for exploration has commenced.

Kurdistan Region of Iraq

The successful appraisal drilling campaign and the proved plus probable reserves additions of 40.1 MMbbl at the Taq Taq field are discussed above. In addition a large surface feature has been identified, termed the Kewa Chirmila prospect, to the south of the Taq Taq field. Exploration planning began in late 2006 for this prospect.

2006 Financial Update

INITIAL PUBLIC OFFERING

Addax Petroleum completed its initial public offering of 21 million common shares on February 16, 2006. On February 24, 2006 the issuance of an additional 2.1 million common shares was completed after the exercise of the over-allotment option. Total net proceeds of these issuances was CDN$ 427,927,500 ($371,050,372), the shares were issued at CDN$19.50 per share.

SECOND PUBLIC OFFERING

Addax Petroleum completed a second public offering of 14.75 million subscription receipts on September 6, 2006. This included 1.75 million subscription receipts from the exercise of the over-allotment option by the underwriters. Each subscription receipt entitled the holder to receive 1 common share of Addax Petroleum. Gross proceeds of these issuances were CDN$ 401,938,000 ($357,407,481); the proceeds from this offering were used to finance the acquisition of PanAfrican.

DEBT FINANCING

Addax Petroleum arranged a new senior secured acquisition bridge facility on August 31, 2006 totalling $1 billion to finance, in part, the acquisition of PanAfrican. This facility was underwritten by BNP Paribas, Standard Chartered Bank and Natixis Bank Populaires. As at December 31, 2006 $830 million had been drawn down under the facility. In January 2007 Addax Petroleum entered into a 5-year, $1.5 billion senior secured reducing revolving debt facility by the same lenders which was used to re-finance the bridge facility.

OML124
NIGERIA
Ngosso
OML123
Okwok
OPL225
OML126
OPL291
2
3
4
JDZ
CAMEROON
IRAQ
Taq Taq
EQUATORIAL GUINEA
ATLANTIC OCEAN
Kiarsseny
SAO TOME & PRINCIPE
Remboué
GABON
Awoun
Maghena
Panthere NZE
Iris Marine
Ibekela TEA
Themis Marine
Etame Marine
CONGO

Addax Petroleum Assets
To be relinquished
Under negotiation

N
0 25 50 100 150 200
Kilometers



PRODUCTION

Extensive continuing capital investment by Addax Petroleum in 2006 has resulted in record levels of production. Higher overall production has been driven by increased production at OML126 and the acquisition of the PanAfrican properties in Gabon. Over 91% of Addax Petroleum's production in 2006 was from offshore Nigeria.



Average Annual Production
(Mbbl/d)
90
80
70
60
50
40
30
20
10
0
2000
2001
2002
2003
2004
2005
2006

Addax Petroleum's average working interest production for each license area was *as follows:*

Average working interest oil production	**Three months ended**		**Year ended**	
	31-Dec	30-Sep	**31-Dec**	31-Dec
(Mbbl/d)	**2006**	2006	**2006**	2005
Before Royalties:				
Nigeria				
OML123	**49.9**	48.4	**50.2**	47.1
OML126	**41.5**	36.7	**32.3**	14.7
Subtotal – Offshore	**91.4**	85.1	**82.5**	61.8
OML124	**4.3**	4.0	**3.8**	3.5
Subtotal – Nigeria	**95.7**	89.1	**86.3**	65.3
Gabon				
Panthere NZE	**1.8**	0.5	**0.6**	--
Maghena	**4.7**	0.3	**1.3**	--
Remboué	**0.8**	0.2	**0.2**	--
Subtotal – Onshore	**7.3**	1.0	**2.1**	--
Etame	**5.1**	1.4	**1.6**	--
Subtotal – Gabon	**12.4**	2.4	**3.7**	--
Total	**108.1**	91.5	**90.0**	65.3

Nigeria Properties

OML123

In OML123, Addax Petroleum has continued to increase daily production in 2006 as compared with 2005. 7 new production wells have been added to this block in 2006 (2 wells added in Q4 2006) bringing the total producing wells for the license to 48. In late September 2006 the production of OML123 was shut in to facilitate the change over of the FPSO Knock Taggart to the larger FPSO Knock Adoon. Production recommenced in October 2006. The shut down period was 5 days, compared to a budgeted shut down period of 10 days. The changeout resulted in the deferral of 340 Mbbl in the third quarter.

OML126

During Q3, OPL90 was successfully converted to OML126 by the Nigerian authorities. *All references to OML126* in this MD&A were previously reported as OPL90. OML126 commenced production in March 2005, and during 2006 drilling and facilities work has continued to increase production. 5 new production wells have been added to this block in 2006 bringing the total producing wells for the license to 12.

OML124

In OML124, daily production has slightly increased in the year as compared to 2005. This has been achieved due to a well work over campaign. There are 13 producing wells in OML124.

Gabon Properties

Addax Petroleum acquired the Gabon properties in the PanAfrican acquisition on September 7, 2006. The Gabon properties produced an average of 11.8 Mbbl/d from acquisition to the end of the year. To give an indication of the operational history for these properties the following table shows the average working interest production for the Gabon properties for the corresponding periods when they were operated by PanAfrican:

Average working interest oil production	Three months ended		Year ended	
	31-Dec	30-Sep	**31-Dec**	31-Dec
(Mbbl/d)	**2006**	2006	**2006**	2005
Before Royalties:				
Gabon				
Panthere NZE	**1.8**	1.6	**1.7**	1.6
Maghena	**4.7**	1.9	**2.5**	0.9
Rembouė	**0.8**	0.8	**0.8**	0.9
Subtotal – Onshore	**7.3**	4.3	**5.0**	3.4
Etame	**5.1**	5.6	**5.5**	5.9
Total - Gabon	**12.4**	9.9	**10.5**	9.3

Maghena & Panthere NZE

Maghena & Panthere NZE are located onshore Gabon and at the end of 2006 had 15 completed wells. Export capacity relating to both Maghena and Panthere NZE had been limited to approximately 5.0 Mbbl/d gross. The 10-inch export line from Maghena to Total's facilities at Coucal became operational in late November, providing the capacity to alleviate the export constraints.

Addax Petroleum has a 92.5% working interest in the Maghena and Panthere NZE license. Addax Petroleum's average gross working interest production from acquisition to the end of the year was 4.0 Mbbl/d at Maghena and 1.8 Mbbl/d at Panthere NZE.

Rembouė

Rembouė is located onshore Gabon and at the end of the period has 7 producing wells. Addax Petroleum's average gross working interest production from acquisition to the end of the year was 0.8 Mbbl/d.

Etame

Etame is located offshore Gabon and at the end of the period has 4 producing wells. Addax Petroleum has a 31.36% working interest and the Corporation's gross working interest average production from acquisition to the end of the year was 5.2 Mbbl/d.

CRUDE OIL MARKETING AND PRICES

During 2006, Addax Petroleum produced and sold crude oil from three existing streams in Nigeria: Antan (OML123), Brass (OML124) and Okwori (OML126), and four new streams in Gabon: Obangue, Remboué, Tsiengui and Etame. All seven of these streams currently remain in production. Summarized below are the annual average realized sales prices and effective premiums or discounts relative to the Dated Brent Benchmark Price for each producing region and for individual streams.

	Three months ended		Year ended	
	31-Dec	30-Sep	**31-Dec**	31-Dec
($/bbl)	**2006**	2006	**2006**	2005
Average Dated Brent Benchmark Price	**59.59**	69.49	**65.11**	54.38
Nigeria Total				
Average Premium (Discount)	**(1.46)**	(1.96)	**(1.74)**	(2.61)
Average Price	**58.03**	67.90	**63.60**	52.85
OML123				
Average Premium (Discount)	**(3.81)**	(4.00)	**(3.76)**	(3.84)
Average Price	**56.00**	66.36	**61.71**	50.71
OML126				
Average Premium (Discount)	**2.02**	0.37	**1.27**	1.04
Average Price	**61.14**	69.60	**66.34**	60.23
Gabon Total				
Average Premium (Discount)	**(2.42)**	(1.23)	**(2.09)**	--
Average Price	**57.73**	60.48	**58.49**	--
Panthere NZE				
Average Premium (Discount)	**(1.25)**	0.55	**(0.77)**	--
Average Price	**58.56**	62.26	**59.56**	--
Maghena				
Average Premium (Discount)	**(2.46)**	0.17	**(2.16)**	--
Average Price	**57.65**	61.88	**58.14**	--
Etame				
Average Premium (Discount)	**(1.77)**	(0.71)	**(1.38)**	--
Average Price	**58.57**	61.00	**59.46**	--
Total Average Realized Sales Price	**58.13**	67.60	**63.40**	52.85

(1) The Average Dated Brent Benchmark Price represents the average of monthly values for the year in question. Individual sales prices are expressed as differentials to Dated Brent over shorter periods, related to the time of delivery. Accordingly, the difference between the reported Average Realized Prices and Average Dated Brent Benchmark Prices may not correspond to the Average Premium (Discount) to Brent Crude. The average realizations for Nigeria and Gabon are weighted by volume of the relevant grades.

International crude prices (as measured by such benchmarks as Dated Brent) were extremely volatile during the calendar year 2006, opening the year around $60/bbl, touching historical highs (nominal $) of almost $80/bbl during the month of August 2006, but then dipping to $50/bbl at the year-end.

A number of conflicting factors were at play in driving the volatility in oil prices in 2006. There were physical constraints on the crude oil supply side, geopolitical concerns (Iran, Lebanon) and periodic capacity restrictions within the global refining system; all of these tended to increase crude oil prices. But by the end of 2006 the mild weather in the Northern hemisphere, a benign US hurricane season, easing international tension and rising inventories, all coupled with signs of price-induced falls in end-user demand, were weakening sentiment. Overlaid upon these fundamentals were significant swings in the participation, firstly as buyers and later as sellers, of investment funds – behaviour that perhaps emphasized rather than dampened absolute price movements.

The mood of the market having become rather negative in the fourth quarter of 2006, OPEC decided to curtail its members' output in a bid to defend an informal floor price of around $60/bbl for Dated Brent, and to this end, two sets of production cuts were agreed (the second effective from February 2007). Prices have staged a modest but fragile recovery in the first quarter of 2007, but global demand is traditionally weaker as the second quarter approaches, leaving the medium term price path uncertain.

For 2006 as a whole, however, average crude prices were significantly higher than the average for 2005, showing an increase of almost 20% year on year, and Addax Petroleum's average realization was also up by 20% on 2005.

Although the discount between Annual Average Dated Brent and Total Average Realized Sales Prices widened from $(1.53) in 2005 to $(1.72) for 2006, in percentage terms the discount actually improved marginally from 2.8% below Brent in 2005 to 2.6% below Brent.

It should be noted that the distribution of liftings from each stream was not uniform across the year – in particular months an individual stream might have greater or smaller or even no sales volumes. Accordingly the average differential to Dated Brent across the whole year is not necessarily representative of monthly performance.

Compared to 2005, Nigerian sales in 2006 showed rising differentials to Dated Brent across all three grades, but in particular for sales from OML 126 (previously OPL 90). This reflected the steady improvement in realizations as this grade became established in the market (having been discounted during 2005 as a new grade).

OML 123 sales discounts were under pressure in the earlier part of 2006, as rising sweet crude benchmark prices ran ahead of the values for lower quality crudes, but nevertheless for the whole year there was a modest improvement (a small fall in the average discount to Dated Brent) compared to the 2005 average.

The Gabonese output only contributed to Addax's results in the second half of the year, after the peak in prices had occurred, and so the direct comparison of these average realizations with Annual Average Dated Brent for all-2006 is not meaningful. These streams are sold under long-term contracts on prices related to the monthly tax reference prices established by the Government of Gabon for its major export streams.

PETROLEUM SALES AND SALES VOLUMES

Petroleum sales are reported on the basis of oil volumes sold gross of royalties and exclude any volumes held as inventory at the end of the period. Inventory held at the beginning of period is included in sales during the period together with the related costs and any overlifts are accounted for as deferred income on the balance sheet. Inventory held as at December 31, 2006 was 1,811 mbbls compared with 909 mbbls as at December 31, 2005. A planned final lifting of 950 MMbbl of Okwori oil was not made until early January 2007 due to adverse weather conditions. Gabon represents 309 mbbls of 2006 inventory.

The petroleum sales volumes, revenues and mixes are as set out in the tables below:

Petroleum Sales Volumes (MMbbl)	**2006**			2005		
	Revenues	**Volumes**	**Volumes %**	Revenues	Volumes	Volumes %
Nigeria						
OML123	**1,138.9**	**18.5**	**57%**	875.8	17.3	74%
OML126	**735.1**	**11.2**	**35%**	273.6	4.5	20%
OML124	**81.2**	**1.3**	**4%**	69.7	1.3	6%
Subtotal – Nigeria	**1,955.2**	**31.0**	**96%**	1,219.1	23.1	100%
Gabon						
Panthere NZE	**13.8**	**0.2**	**1%**	--	--	--
Maghena	**20.6**	**0.4**	**1%**	--	--	--
Remboué	**6.0**	**0.1**	**0%**	--	--	--
Etame	**33.2**	**0.6**	**2%**	--	--	--
Subtotal – Gabon	**73.6**	**1.3**	**4%**	--	--	--
Total Petroleum Sales	**2,028.8**	**32.3**	**100%**	1,219.1	23.1	100%

Total petroleum sales have increased by 66% in 2006 compared with 2005. This increase is primarily as a result of a full year's production from OML126 compared with phased production start up in 2005. Increased sales volumes and higher realized prices were also a factor driving higher total petroleum sales as discussed above.

	Revenues $ million		**Sales Volumes (MMbbl)**		**Volume %**	
	Three months ended		**Three months ended**		**Three months ended**	
	31-Dec-06	30-Sep-06	**31-Dec-06**	30-Sep-06	**31-Dec-06**	30-Sep-06
Nigeria						
OML123	**273.5**	303.4	**4.9**	4.5	**53%**	51%
OML126	**183.9**	232.5	**3.1**	3.4	**34%**	39%
Subtotal – Offshore	**457.4**	535.9	**8.0**	7.9	**86%**	90%
OML124	**18.2**	27.1	**0.4**	0.4	**5%**	5%
Subtotal – Nigeria	**475.6**	563.0	**8.4**	8.3	**91%**	95%
Gabon						
Obangue	**9.9**	3.9	**0.2**	0.1	**2%**	1%
Tsiengui	**18.1**	2.5	**0.3**	0.1	**3%**	1%
Remboue	**3.9**	2.1	**0.1**	--	**1%**	--
Subtotal – Onshore	**31.9**	8.5	**0.6**	0.2	**6%**	2%
Etame	**20.8**	12.4	**0.3**	0.2	**3%**	3%
Subtotal – Gabon	**52.7**	20.9	**0.9**	0.4	**9%**	5%
Total	**528.3**	583.9	**9.3**	8.7	**100%**	100%

ROYALTIES

In Nigeria, royalties are comprised of Royalty Oil, Niger Delta Development Corporation (NDDC) levy, Education Tax, Nigeria National Petroleum Corporation's (NNPC) share of Profit Oil and the Cost Penalty Arrangement. For the Okwori field, in the OML126 block, a profit share royalty is paid to one of the previous license holders of OML126 as part of the agreement when Addax Petroleum acquired the block.

In Gabon, royalties includes Government royalties plus any Profit Oil payments in excess of the taxes payable at the Gabonese statutory rate. Royalties are determined in accordance with the applicable Production Sharing Contract.

Royalties	**Three months ended**		**Year ended**	
	31-Dec	30-Sep	**31-Dec**	31-Dec
($ millions)	**2006**	2006	**2006**	2005
Nigeria – OML123/OML124				
Royalty Oil	**20.4**	22.7	**85.0**	71.7
NDDC levy	**18.8**	2.3	**27.5**	8.1
Education Tax	**3.6**	4.8	**16.4**	12.8
NNPC's share of Profit Oil	**26.9**	31.2	**116.8**	85.7
Cost Penalty Arrangement	**(0.7)**	2.0	**7.7**	6.5
Royalties – Nigeria OML123/124	**69.0**	63.0	**253.4**	184.8
Nigeria – OML126				
Royalty Oil	**10.4**	14.6	**39.1**	9.4
NDDC levy	**2.3**	1.9	**10.2**	6.3
Education Tax	**1.8**	3.4	**8.8**	2.3
NNPC's share of Profit Oil	**6.0**	22.0	**46.2**	8.2
Okwori Net Profit Interest	**11.0**	6.2	**17.2**	--
Royalties – Nigeria OML126	**31.5**	48.1	**121.5**	26.2
Gabon				
Royalty Oil	**5.5**	2.3	**7.8**	--
Government share of Profit Oil	**4.8**	1.6	**6.4**	--
Royalties – Gabon	**10.3**	3.9	**14.2**	--
Total Royalties	**110.8**	115.0	**389.1**	211.0
Royalites as a percentage of sales revenue from each location:				
Nigeria total	**21%**	20%	**19%**	17%
OML123/124	**24%**	19%	**21%**	21%
OML126	**17%**	21%	**17%**	10%
Gabon	**20%**	19%	**19%**	--

Royalty Oil is levied on petroleum sales, with the percentage of Royalty Oil increasing with sales volumes. Profit Oil is the profit remaining after deducting royalties, production costs and taxes and is shared between NNPC and Addax Petroleum on a sliding scale based on monthly production. The increase in royalties is driven by increased Royalty Oil and Profit Oil due for OML123/124 and OML126 resulting from a combination of increased production and higher benchmark crude oil prices. Increased production and increased oil prices are the main drivers of the year on year change. Production from OML126 only commenced in March 2005.

In Nigeria, royalties for OML123/124 have increased by 37% in 2006 compared with 2005. The total royalties for OML 123/124 remained steady as a percentage of sales but increased in value due to the increase in production and prices.

In OML126, the absolute value of royalties and the percentage of sales are both increasing. The percentage of royalties related to sales has increased as the assets' capital allowances have been used. The absolute value of royalties has increased due to the use of capital allowances, the increase in production and the increase in crude oil prices.

The net profit interest of 8% in the Okwori field (of OML126) is payable once total revenues exceed total costs including all royalties and taxes. Total revenues exceeded total costs for the first time in Q3 2006.

Nigerian royalties as a percentage of sales has changed as the sales mix of the revenue streams has changed with an increased proportion from OML126.

In Gabon, royalties include government royalties, which are levied as a percentage on petroleum sales, increasing with sales volumes, plus any Profit Oil payments in excess of the taxes payable at the statutory Gabonese rate. Government royalties were levied during the current quarter at rates of 3% for Panthere NZE and Remboué, from 4.5% to 7% for Maghena and at a rate of 15% for Etame.

OPERATING EXPENSES

The operating expenses presented below include costs relating to production, transportation and selling for both Nigerian and Gabonese operations.

Operating Expenses	Three months ended		Year ended	
	31-Dec	30-Sep	**31-Dec**	31-Dec
($ millions)	**2006**	2006	**2006**	2005
Nigeria				
OML123/124	**27.6**	35.0	**135.2**	116.6
OML126	**9.4**	16.0	**54.0**	28.5
Total – Nigeria	**37.0**	51.0	**189.2**	145.1
Gabon	**9.3**	5.3	**14.6**	--
Total Operating Expenses	**46.3**	56.3	**203.8**	145.1

	Three months ended		Year ended	
	31-Dec	30-Sep	**31-Dec**	31-Dec
(Per-Barrel Sold ($/bbl)):	**2006**	2005	**2006**	2005
Nigeria				
OML123/124	**5.18**	7.21	**6.84**	6.29
OML126	**3.00**	4.71	**4.84**	6.28
Total – Nigeria	**4.38**	6.11	**6.12**	6.29
Gabon	**10.22**	15.25	**11.62**	--
Total Operating Expenses	**5.00**	6.47	**6.33**	6.29

There is an upward pressure on operating costs world-wide due to high demand for oil services. Addax Petroleum continues to mitigate this upward pressure through a number of methods such as using competitive bidding procedures and awarding long term contracts, but with crude oil prices remaining high, upward cost pressure is expected to continue.

Operating expenses in Nigeria increased by 30% in 2006 compared with 2005. The increase is principally due to the coming on stream of OML126, to bonus payments made to employees for OML123/124 and to higher service costs resulting from the increase in industry wide activity in reaction to higher crude oil prices. For OML123/124, the 16% increase in operating expenses for 2006 compared with 2005 is due to increased personnel costs of $15.0 million mainly relating to a special bonus and allowances paid to the Nigerian staff following union negotiations and an increase in vessel costs of $11.5 million including a settlement of a contract relating to the period from April 2004 to March 2006 (increase of $3.6 million). For OML126, the 89% increase in operating expenses mainly relates to the OML being on production for the full year, compared to production commencing in the second quarter of 2005.

Operating costs in Gabon have been impacted by restrictions in production onshore which resulted in high per barrel costs, following the commissioning of the new production and export system in November 2006, production has subsequently increased from 5.0 Mbbl/d to 8.0 Mbbl/d. The per barrel costs have reduced as a result of the increased liftings.

OPERATING NETBACKS

Operating netbacks is a non-GAAP measure and represents the per barrel pre-tax profit margin associated with the production and sale of crude oil and is calculated as the funds generated from operations per barrel sold, prior to corporate charges. The components of operating netbacks are shown below:

Operating Netbacks	Three months ended		Year ended	
	31-Dec	30-Sep	**31-Dec**	31-Dec
($ per barrel sold)	**2006**	2006	**2006**	2005
Nigeria - OML123/124				
Average Realized Sales Price	**56.24**	66.73	**61.91**	51.04
Royalties	**(12.96)**	(12.98)	**(12.82)**	(9.97)
Net Sales	**43.28**	53.75	**49.09**	41.07
Operating Expenses	**(5.18)**	(7.21)	**(6.84)**	(6.29)
Operating Netback, before tax - OML123/124	**38.09**	46.54	**42.25**	34.78
Nigeria - OML126				
Average Realized Sales Price	**61.14**	69.60	**66.34**	60.23
Royalties	**(10.10)**	(14.17)	**(10.88)**	(5.77)
Net Realized Sales Price	**51.04**	55.43	**55.46**	54.46
Operating Expenses	**(3.00)**	(4.71)	**(4.84)**	(6.28)
Operating Netback, before tax - OML126	**48.03**	50.72	**50.62**	48.18
Gabon				
Average Realized Sales Price	**57.73**	60.48	**58.49**	--
Royalties	**(11.28)**	(11.23)	**(11.28)**	--
Net Sales	**46.45**	49.25	**47.21**	--
Operating Expenses	**(10.22)**	(15.25)	**(11.62)**	--
Operating Netback, before tax - Gabon	**36.23**	34.00	**35.59**	--
Total Operating Netback, before tax	**41.16**	47.98	**44.97**	37.43

In Nigeria, operating netbacks per barrel sold for OML123/124 increased by 21% for 2006 compared with 2005 This increase was primarily driven by higher production and higher average realized sales prices partially offset by a corresponding increase in royalties and an increase in operating expenses.

Operating netbacks per barrel sold for OML126 increased by 5% in 2006 compared with 2005. The overall increase was primarily driven by the factors described above for OML123/124, offset by the large increase in royalties due to the increase in price and the utilization of capital allowances.

In Gabon, operating netbacks are lower than the Nigerian figures due to the higher operating expense as discussed previously. This was exacerbated due to the low production as capacity had been constrained giving a high operating expense/bbl figure. Further to the commissioning of a new production and export system in late November this constraint has been alleviated. Going forward a positive impact on operating expenses is expected.

DEPLETION, DEPRECIATION AND ACCRETION (DD&A)

The costs of oil and natural gas properties are depleted on a unit-of-production basis by cost pool, based on Addax Petroleum's share of gross estimated proved reserves for that pool. Addax Petroleum currently has two producing cost pools – Nigeria and Gabon.

The proved reserves utilized to compute DD&A [for the quarter] for the Nigerian cost pool were based on the independent reserve engineer's estimate of proved reserves at December 31, 2006.

DD&A	Three months ended		Year ended	
	31-Dec	30-Sep	**31-Dec**	31-Dec
($ millions and $ per barrel sold)	**2006**	2006	**2006**	2005
Depletion				
Nigeria	**84.2**	75.6	**280.5**	162.8
Gabon	**15.0**	10.6	**25.6**	--
Total Depletion	**99.2**	86.2	**306.1**	162.8
PER BARREL SOLD ($/bbl):				
Nigeria	**9.97**	9.05	**9.07**	7.05
Gabon	**16.41**	30.52	**20.31**	--
Total Depletion	**10.71**	9.91	**9.51**	7.05
Accretion of asset Retirement Obligation				
Nigeria	**0.5**	0.6	**2.2**	2.1
Gabon	**0.3**	0.1	**0.4**	--
Total Accretion	**0.8**	0.7	**2.6**	2.1
Depreciation				
Corporate and Other	**6.9**	0.2	**7.5**	5.4
Total Depreciation	**6.9**	0.2	**7.5**	5.4
Total DD&A	**106.9**	87.1	**316.2**	170.3

In Nigeria, the depletion increased by 72% in 2006 compared with 2005. This increase is mainly due to a significant increase in sales volumes and capital costs resulting from the continued development of OML126 since coming on-stream in Q2 2005 and continuous development in OML123 in 2006.

The Nigerian per barrel sold has increased due to increases in the depletion base as a result of increased P1 reserves while the production volumes increased at a lower rate.

Depreciation on the Gabon assets is included for the first time in 2006. The cost per barrel for the year is $20.31 compared to $30.52 at the third quarter. The reduction is due to the increase in reserves.

The depletion on a per barrel sold basis has increased due to the continued investment by Addax Petroleum in its oil properties. See the discussion of the capital expenditure during the period.

CORPORATE EXPENSES

Corporate expenses include items that do not relate to the operation of individual production streams. Shown below are general and administrative expenses mainly incurred by the corporate services, pre-acquisition costs which are recognized in the income statement until licenses are in place, the cost of employee share-based compensation and other income and expenses.

Corporate Expenses	**Three months ended**		**Year ended**	
($ millions and $ per barrel sold)	**31-Dec 2006**	30-Sep 2006	**31-Dec 2006**	31-Dec 2005
General and administrative	**12.6**	5.6	**27.0**	26.5
G&A per barrel sold	**1.35**	0.64	**0.84**	1.15
Pre-acquisition expenses				
New Venture Costs - Nigeria	**2.4**	2.6	**9.3**	2.8
New Venture Costs - Other	**4.7**	1.6	**10.0**	3.5
Taq Taq pre-capitalisation costs	**(0.8)**	0.1	**7.7**	7.6
Total pre-acquisition expenses	**6.3**	4.3	**27.0**	13.9
Share-Based Compensation	**5.2**	6.9	**24.7**	–
Earnings per share impact ($/share)	**0.04**	0.05	**0.17**	--
Acquistion expenses for PanAfrican	**3.3**	1.5	**4.8**	--
Other Expenses				
Interest	**15.6**	5.0	**22.4**	3.6
Other Finance Charges	**(0.2)**	0.3	**0.4**	1.3
Foreign exchange (Gain) Loss	**0.8**	(0.5)	**(1.4)**	0.2
Impairment	--	--	--	3.2
Other Income	**(3.2)**	(5.2)	**(11.9)**	(5.0)
Total other	**13.0**	(0.4)	**9.5**	3.3
Total Corporate Charges	**40.4**	17.9	**93.0**	43.7

Pre-acquisition expenses include costs related to Addax Petroleum's new venture activity. Related expenditures are charged to the income statement pending finalization of Addax Petroleum's rights to a license. These costs include seismic purchases, studies (in house and external) and consulting. In 2006, Addax Petroleum continued to aggressively seek new business opportunities in its core area, with the success of the PanAfrican acquisition and signing of the PSC's on JDZ Blocks 2, 3 and 4. Included in pre-acquisition expenses are costs incurred for the operation of the Taq Taq property in the Kurdistan Region of Iraq and costs incurred relating to the blocks in the Joint Development Zone of Nigeria. The Taq Taq expenses are mainly comprised of the field set up and support costs, together with final 2D seismic expenditures. Commencing in Q2 2006, Addax Petroleum began capitalizing capital costs incurred for the operation of Taq Taq which were previously expensed.

Share-based compensation relates to share awards to employees and directors of Addax Petroleum some of which vest immediately and some over a three year period. AOG awarded 1,000,000 common shares of Addax Petroleum to current employees and directors during the second quarter of the year. The grant dates of the shares were May 16, 2006 and June 30, 2006. The shares vest as follows: 203,050 shares on May 16, 2006; 265,650 shares on June 30, 2006; 265,650 shares on January 31, 2007; and 265,650 shares on January 31, 2008. The fair value of the common shares granted was $26.9 million based on their value on grant date.

On August 31, 2006, Addax Petroleum awarded 602,429 common shares to current employees as part of a new long term incentive plan. These shares vest as follows: a third on the grant date, a third one year after the grant date and a third two years after the grant date. The fair value of the common shares granted was $14.6 million based on the trading price of the common shares on grant date.

As required by GAAP, Addax Petroleum has recorded the share awards based on the fair value of the shares at the relevant grant date and will amortize the remaining share awards over the two year vesting period.

Interest and debt commitment fees directly attributable to development activities are capitalized to the respective cost pools and amortized on a unit-of-production basis with the cost pool to which it relates or otherwise expensed. Interest and debt commitment fees that are not directly attributable to development activities are expensed as incurred. Other income has increased during 2006 due to higher interest income partly due to interest on subscriptions related to the IPO.

The impairment in 2005 was for the Gabonese property, Kiarsseny after a well was found not to be commercial.

INCOME TAXES

Income taxes paid in Nigeria and Gabon are pursuant to the production sharing contracts which govern Addax Petroleum's operations at each of its properties and vary materially based primarily upon prevailing world oil prices, actual operating costs and the amount and timing of capital expenditures. The applicable rate for Addax Petroleum's Nigerian production sharing contract is 60% of taxable profit which is calculated as revenues less royalties, non-capital costs, capital depreciation and an investment tax allowance. The corporate tax rate in Gabon is 35%. Income tax obligations in Gabon are satisfied out of a portion of the Government of Gabon's share of Profit Oil. There are no income taxes payable by Addax Petroleum in Canada.

Current and Future Income Taxes	Three months ended		Year ended	
	31-Dec	30-Sep	**31-Dec**	31-Dec
($ millions)	**2006**	2006	**2006**	2005
Current Income Taxes				
Nigeria				
OML123/124	**74.7**	130.0	**412.5**	335.9
OML126	**39.1**	30.5	**121.6**	10.2
Total – Nigeria	**113.8**	160.5	**534.1**	346.1
Gabon	**3.3**	3.2	**6.5**	--
Other	**1.2**	(0.9)	**0.5**	2.9
Total Current Income Taxes	**118.3**	**162.8**	**541.1**	349.0
Future Income Taxes				
Nigeria				
OML123/124	**14.0**	0.4	**37.7**	32.9
OML126	**35.9**	71.3	**204.8**	61.0
Total – Nigeria	**49.9**	71.7	**242.5**	93.9
Gabon	**2.3**	(2.3)	–	--
Total Future Income Taxes	**52.2**	69.4	**242.5**	93.9

In Nigeria, current income taxes increased by 54% for 2006 compared with 2005. The increase in current income taxes for OML123/124 is in proportion to sales revenue.

The significant increase in OML126 current taxes is due to the full year production and the increase in the sales price per barrel. In 2005 OML126 enjoyed tax shelter from current taxes due to investment allowances and these significant tax deductions in 2005 were fully utilised during 2006.

The increase in OML126 future income taxes is due to the utilisation of investment allowances in 2006, which reduces current income tax and has a corresponding increase to the future income taxes.

Subsequent to the initial purchase price allocation, Addax Petroleum determined that there are no temporary differences related to accounting for income taxes and as a result there are no future taxes arising on the acquisition.

Therefore the future income tax liability of $274.5 million which was previously recorded at the purchase of PanAfrican has been reversed and credited to goodwill.

CAPITAL EXPENDITURE

For management's review purposes the capital expenditure is reviewed by production stream or region and by the type of expenditure. Exploration costs are exploration drilling and seismic work.

Capital Expenditure by area and type	Three months ended		Year ended	
	31-Dec	30-Sep	31-Dec	31-Dec
($ millions)	2006	2006	2006	2005
Nigeria				
OML123/124				
Exploration	24.9	--	33.2	14.0
Development drilling	34.5	31.2	118.8	87.3
Facilities	53.2	12.9	131.5	35.7
Other	3.4	2.0	14.5	15.1
Capital Expenditure - OML123/124	116.0	46.1	298.0	152.1
OML126 / OPL 225				
Exploration	19.7	2.4	27.6	--
Development drilling	32.3	42.2	154.8	107.9
Facilities	6.1	5.4	78.6	99.5
Other	0.9	--	16.1	2.9
Capital Expenditure - OML126 / OPL 225	59.0	50.0	277.1	210.3
OML67 (Okwok)				
Appraisal drilling	15.8	29.8	48.3	--
Other	(0.7)	5.2	41.2	--
Capital Expenditure - OML67	15.1	35.0	89.5	--
OPL291	68.1	23.0	91.1	--
Capital Expenditure - OPL291	68.1	23.0	91.1	--
Total Capital Expenditure - Nigeria	258.2	154.1	755.7	362.4
Gabon				
Exploration	6.6	--	7.4	5.9
Development	32.2	5.2	37.4	--
Facilites and Pipeline	3.3	20.0	23.3	--
Other	(1.6)	--	(1.6)	--
Total Capital Expenditure - Gabon	40.5	25.2	66.5	5.9
Other Regions / Properties				
Cameroon	1.1	0.4	8.1	2.1
JDZ Block 2	0.6	1.4	20.8	--
JDZ Block 3	0.6	1.5	15.0	--
JDZ Block 4	(5.8)	0.5	64.5	--
Taq Taq	110.4	20.1	141.6	--
Other	4.3	10.9	26.5	11.1
Total Capital Expenditure - Other	111.2	34.8	276.5	13.2
Total Capital Expenditure	409.9	214.1	1,098.7	381.5

The capital expenditure above does not include capital costs relating to the acquisition of PanAfrican.

Total capital expenditure increased by 188% in 2006 compared with 2005. The increase is mainly due to new assets in Nigeria (Okwok and OPL291), Kurdistan (Taq Taq), three JDZ Blocks and Gabon acquisition assets. In addition, there was continuing development in OML126, FPSO replacement in OML123 and an increase of the number of drilling rigs operating for Addax Petroleum from 2 in 2005 to 4 in Nigeria, 1 in Kurdistan and 2 in Gabon at December 31, 2006.

There is upward pressure on capital expenditure due to high demand for oil services especially for drilling rigs. Addax Petroleum continues to mitigate this upward pressure such as using competitive bidding procedures and the use of long term contracts, but with crude oil at high levels, upward cost pressure is expected.

In Nigeria, capital expenditure totalled $755.7 million for 2006, consisting primarily of exploration expenditure of $60.8 million, development drilling expenditure of $321.9 million, facilities expenditure of $210.1 million and other expenditure of $162.9 million. Development drilling expenditure in Nigeria included the drilling of 7 development/appraisal wells in OML126, with 11 development wells in OML123/124, and 3 OML67 appraisal wells. Exploration wells drilled were 4 in OML123 and 2 in OML126. Other capital expenditure in Nigeria consisted primarily of $90 million farm-in fee and signature bonus for 72.5% in OPL291. Addax Petroleum farmed-in to 72.5% of OPL291 in October 2006 and is to carry all the capital expenditure for the field to production. Also, there was a farm-in fee of $35 million for 40% in Okwok paid in June 2006.

In Gabon, following the acquisition of PanAfrican in September 2006 capital expenditure totalled $66.5 million. The main activity was onshore development drilling on the Tsiengui field and construction of the Central Production Facility (CPF). The CPF, and associated pipeline to the Coucal facility, was commissioned in November 2006. There was also drilling of an onshore appraisal well on the Panthere NZE field. In the non-operated field of Avouma a new production platform is now complete with development drilling continuing into 2007.

Capital expenditure in other regions and properties for 2006 related primarily to $55.3 million for appraisal drilling and related support expenditure at Taq Taq in the Kurdistan Region of Northern Iraq. In addition, Addax Petroleum has amended the Farm-in Agreement with Genel Enerji of Turkey to increase the interest from 30% to 45% in the Taq Taq field for $84.3 million. The revised Production Sharing Agreement also extends the geographic scope of the original PSA for a $2 million signature bonus. During the second quarter of 2006, Addax Petroleum commenced capitalizing expenditure relating to the Taq Taq field as the risks and rewards of ownership had been confirmed.

Capital expenditure in the 3 JDZ blocks totalled $100.3 million in 2006. This includes $77.5 million for signature bonuses and farm-in fees and a $10.5 million acquisition fee for additional 5% interest from Overt Ventures Ltd in Block 4. Cameroon capital expenditures in 2006 were $8.1 million mainly for a 3D seismic survey in preparation for exploration drilling in 2007.


2006 Capital Expenditure by Country
Gabon
6%
Other
(Kurdistan,
JDZ,
Cameroon)
25%
Nigeria
69%


Facilities
21%
Exploration &
Appraisal
18%
Development
Drilling
28%
Acquisition
27%
Other
6%

Major Capital Projects

As per reporting requirements the capital expenditure for Nigeria and Gabon has been analysed by significant projects below.

Capital Expenditure by significant project for Nigeria and Gabon	Year ended	
	31-Dec	31-Dec
($ millions)	**2006**	2005
Nigeria		
OML123/124		
Adanga Redevelopment facilities	**2.5**	6.7
Oron Development facilities	**12.0**	2.9
FPSO replacement	**81.4**	21.8
OML126		
Okwori	**80.0**	136.0
Nda	**141.0**	71.4
Gabon		
Obangue field development	**8.0**	--
Maghena field development	**38.0**	--
Etame field development	**14.6**	--

In OML123, the major capital project was the replacement of the FPSO. The total capital expenditure to the end of the year is $103.2 million and the capital expenditure to complete the project is forecast to be $0.4 million. These expenditures are for subsea pipelines and risers, FPSO moorings and topsides water injection package. The FPSO change-out was completed successfully in September 2006.

In OML126, there are two ongoing major capital projects: the Okwori field development, and the Nda field development. For the Okwori field development, the drilling is completed and the wells tied in. An additional well is planned for Q1 2007. The total capital expenditure for Okwori for the year is $80 million and the capital expenditure to complete the project including the gas export pipeline, is forecast to be $70 million. The total capital expenditure for Nda development capital costs for 2006 are $141 million and is now complete. It is planned to drill further appraisal wells in the greater Nda area following the Nda field development project.

In Gabon, the major capital projects are the further development of the Maghena field onshore, and the construction of the Central Production Facility ("CPF") which was commissioned in Q4 2006.

Cameroon, Okwok, Taq Taq, OPL291 and the three JDZ deep water blocks are in the appraisal and exploration stages. Refer to note 16 in the Financial Statements for further details.

FUNDS FLOW FROM OPERATIONS ("FFFO")

The components of FFFO are set out as follows:

Funds Flow From Operations	Three months ended		Year ended	
	31-Dec	30-Sep	**31-Dec**	31-Dec
($ millions)	**2006**	2006	**2006**	2005
Net Income	**53.4**	75.2	**243.1**	206.1
Adjustments for non-cash items:				
DD&A	**106.9**	87.1	**316.2**	170.3
Stock-based compensation	**4.9**	7.3	**24.7**	--
Future income taxes	**52.2**	69.4	**242.5**	93.9
Other	**(2.4)**	5.5	**2.9**	(2.1)
Funds Flow From Operations	**215.0**	244.5	**829.4**	468.2
Changes in non-cash working capital	**104.3**	59.1	**255.8**	(10.4)
Cash Flow from Operations	**319.3**	303.6	**1,085.2**	457.8
Weighted average common shares outstanding (millions)	**155.1**	148.0	**142.9**	117.0
FFFO per share ($/share)	**1.39**	1.65	**5.80**	4.00

FFFO increased by 77% in 2006 compared with 2005. The major reasons for the increases in 2006 were the significant increases in the average oil price and the 38% increase in production during the year.

LIQUIDITY AND CAPITAL RESOURCES

Addax Petroleum's principal source of liquidity has been fund flows generated from operations which have been supplemented as necessary by credit facilities and equity funds generated from public offerings to meet increased capital expenditures, primarily for the development of the Okwori property in OML126 and expenditure relating to the JDZ blocks and the Taq Taq field.

Provided applicable solvency and corporate requirements are satisfied, there are no legal or practical restrictions in Nigeria or Gabon on the ability of Addax Petroleum's Nigerian and Gabonese subsidiaries to transfer funds to Addax Petroleum in the form of cash dividends, loans or advances. In addition, there are no contractual restrictions on such transfers of funds to Addax Petroleum by its Nigerian and Gabonese subsidiaries. Addax Petroleum has not experienced seasonal variations in its cash flows.

NNPC commenced lifting its royalty oil and tax oil in January 2007 from OML126, and it is anticipated NNPC will lift increased royalty oil and tax oil from OML123 and OML124 in 2007.

Changes in Working Capital and Capital Structure

The following table shows the capital structure of Addax Petroleum at the quarter ends.

Capital Structure ($ millions)	31-Dec 2006	30-Sep 2006	30-Jun 2006	31-Mar 2006	31-Dec 2005
Accounts receivable	**178.7**	194.2	209.9	120.7	131.6
Partner advance	**21.0**	21.0	3.3	2.4	2.4
Inventories	**121.1**	111.2	95.6	89.5	62.8
Prepaid expenses	**25.9**	31.1	16.7	35.3	15.5
Accounts payable and accrued liabilities	**(364.2)**	(303.7)	(284.0)	(293.2)	(160.1)
Income taxes and royalties payable	**(510.2)**	(475.8)	(424.1)	(215.6)	(203.6)
Non-cash working capital	**(527.7)**	(422.0)	(382.6)	(260.9)	(151.4)
Cash and cash equivalents	**34.5**	143.2	333.9	249.2	6.7
Total net working capital	**(493.2)**	(278.8)	(48.7)	(11.7)	(144.7)
Short-term debt	**--**	850.0	--	--	--
Long- term debt (1)	**830.0**	--	--	--	80.0
Shareholders Equity	**1,168.0**	1,116.3	698.3	627.7	298.4

(1) refer to subsequent events section

The major component of Addax Petroleum's capital resources at year-end 2006 was the senior secured acquisition bridge facility. This facility had undrawn lines of credit totalling $170 million at year end 2006. The facility is discussed in more detail below.

Addax Petroleum had a working capital deficit at the end of the year. Addax Petroleum expects a reduction in this deficit, however with the available bank facilities and future increases in working capital from oil sales, Addax Petroleum can continue to fund the aggressive expansion of exploration and development activities.

The income taxes and royalties payable increased from $203.6 million in 2005 to $510.2 million in 2006 primarily due to the full year impact of OML126 of $222.6 million and the fact that the NNPC has not lifted the full tax burden arising.

Accounts payable and accrued liabilities increased from $160.1 million in 2005 to $364.2 million in 2006 due to; PanAfrican payables of $32 million, additional accruals in Taq Taq of $42 million, accrual of the 8% net profit interest in Okwori of $17 million and additional accruals as a result of increased capital and operating expenditure during the year.

Long-term debt

Addax Petroleum entered into a 364 day $1 billion Senior Secured Acquisition Bridge Facility with BNP Paribas, Standard Chartered Bank and Natixis Bank Populaires as Joint Mandated Lead Arrangers which was signed on August 31, 2006 replacing the previous syndicated $300 million senior secured reducing revolving credit facility. The bridge credit facility bears interest at floating rates linked to LIBOR plus a margin of 1.75% during the first 6 months and 2.25% thereafter. The facility was secured by a pledge over the shares of APNV, Addax Petroleum Overseas Ltd and PanAfrican, as well as a pledge over the bank accounts.

As at December 31, 2006, the amount outstanding under the bridge facility was $830 million (as at December 31, 2005, an amount of $80 million was outstanding from the previous credit facility). The bridge was due to be renewed on August 30, 2007. However in January 2007 Addax Petroleum entered into a 5-year, $1.5 billion senior secured reducing revolving debt facility with BNP Paribas, Natixis and Standard Chartered Bank which was used to re-finance the bridge facility.

Public offerings

In February 2006, Addax Petroleum was listed on the Toronto Stock Exchange by way of the IPO, Addax Petroleum issued 23.1 million shares for gross proceeds of $390.6 million (CDN $450.5 million) of which:

- $19.5 million (CDN $22.5 million) was used to pay expenses related to the IPO; and
- $48.2 million (CDN $55.6 million) and 117.0 million common shares of APC were paid to acquire all of the issued and outstanding common shares of Addax Petroleum N.V., previously held by AOG.

Total net proceeds from the IPO, the over-allotment option and the share purchase amounted to $322.9 million (CDN $372.4 million). A portion of the net proceeds were used to pay down Addax Petroleum's long-term debt and the balance of the proceeds was used to fund Addax Petroleum's ongoing capital expenditure program.

In September 2006, Addax Petroleum completed a second public offering of 14.75 million subscription receipts. The net proceeds from this offering amounted to $357.4 million (CDN $401.9 million). The net proceeds were used as part of the funding of the acquisition of PanAfrican.

Acquisition financing

On September 7, 2006, Addax Petroleum completed the acquisition of PanAfrican for a total of CDN $1.60 billion in cash ($1.44 billion). This cash was raised, as noted above, in part from bridge financing of $850.0 million, in part from the second public offering of $357.4 million and in part from Addax Petroleum's internally generated cash reserves of $234.1 million.

Consolidated Changes in Cash Flow

The following table summarizes the principal components of Addax Petroleum's consolidated cash flows for the periods indicated:

Cash flow	**Three months ended**		**Year ended**	
	31-Dec	30-Sep	**31-Dec**	31-Dec
($ millions)	**2006**	2006	**2006**	2005
Funds flow from operations	**215.0**	244.5	**829.4**	468.2
(Increase)/decrease in non cash working captial	**104.3**	59.1	**255.8**	(10.4)
Cashflow from operating activities	**319.3**	303.6	**1,085.2**	457.8
Net cash flow from (used in) investing activities	**(392.8)**	(1,679.7)	**(2,400.6)**	(381.5)
Net cash flow from (used in) financing activities	**(35.2)**	1,185.5	**1,343.2**	(73.5)
Net increase (decrease) in cash and cash equivalents	**(108.8)**	(190.6)	**27.8**	2.8

Funds flow from operations was $829.4 million for 2006 compared with $468.2 million in 2005, representing an increase of $361.2 million. The increase resulted from higher income before income taxes of $377.7 million, higher oil prices and higher production from OML126 and OML123 compared with 2005 (up 33% in the year).

Net cash used in investing activities consists principally of the purchase of PanAfrican, the purchase of property, plant and equipment and intangible capital expenditures. Net cash used in investing activities was $2,400.6 million for 2006 compared with $381.5 million for 2005, representing an increase of $2,019.1 million. The majority of this increase is due to the $1,447.9 million acquisition of PanAfrican. The remaining expenditure increase of $571.2 million relates to additional $100.3 million in capital expenditures on JDZ Blocks 2, 3 and 4, an increase of $89.5 million in capital expenditures on Okwok, post-acquisition expenditures on the Gabonese properties of $66.5 million and the $90 million payment for the farm-in and the signature bonus for OPL291. The remaining increase is due to higher capital expenditures on the Nigerian properties of OML123/124 and OML126.

Net cash from financing activities was $1,343.2 million for 2006 compared with a cash outflow of $73.5 million in 2005. Addax Petroleum received $371.0 million from the IPO. This cash inflow was partially offset by the following outflows: repayment of long term debt ($80 million), payment of dividend ($63.7 million) and fees related to the purchase of Addax Petroleum N.V. by Addax Petroleum. A further $342.4 million was received from the second public offering in Q3 2006 and this with the $830 million drawn down from the new credit facility was used to offset part of the purchase price of the PanAfrican acquisition. The net cash inflow for the year was mainly due to the balance of the funds required for the PanAfrican acquisition being met from the cash of Addax Petroleum.

ECONOMIC SENSITIVITIES

The following table shows the estimated after-tax effect that changes to crude oil prices, crude oil production and operating costs would have had on Addax Petroleum's net income for the year ended December 31, 2006, had these changes occurred on January 1, 2006. These calculations are based on business conditions, production and sales volumes existing for 2006. The 1,000 bbls/d increase has been pro-rated across OML123/OML124, OML126, Etame, Maghena, Panthere NZE and Remboué based on sales volumes.

Economic Sensitivies

Factor	**Change** (+)	**Net Income impact** *($ million)*	**Net Income impact** *($ per share)*
Average realized price	$1.00/bbl	9	0.06
Crude oil production	1,000 bbls/d	5	0.03
Increase in operating expenses	10%	(6)	(0.04)
Interest rate	1%	(3)	(0.02)

The impact of the above changes may be compounded or offset by changes to other business conditions. In addition, the table does not reflect any inter-relationships between the above factors.

Changes in the exchange rate between CDN$ and US$ has not been considered here as changes would not be significant to the results given the low number of transactions denominated in CDN$.

OUTLOOK FOR 2007

It is anticipated that in 2007 the average production rate throughout the year will be 127,000 to 133,000 barrels per day. Production is expected to increase as Addax Petroleum brings on stream development wells in Oron, Ebughu and Adanga in Nigeria and Maghena, Panthere NZE and Etame in Gabon, and the increase in production of onshore Gabon due to an increase in pipeline capacity.

Capital expenditure in 2007 is expected to be $1,200 million, with $125 million forecast for exploration, $933 million forecast for development drilling and related facilities and $142 million forecast for gas studies and other costs. $873 million is forecast to be spent on the Nigerian assets, $248 million forecast to be spent in Gabon and $79 million on other assets primarily for the JDZ, Cameroon and Taq Taq.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

Addax Petroleum has assumed various contractual obligations and commitments in the normal course of operations and financing activities. These obligations and commitments as at December 31, 2006 are set out in the table below:

Contractual obligations and commercial commitments	Within one year	From 1 to 5 years	More than 5 years	Total
Long term debt	830.0	--	--	830.0
Operating leases[1]	103.3	184.4	82.0	369.7
Purchase obligations[2]	47.3	--	--	47.3
Exploration obligations[3]	15.4	118.3	--	133.7
Other long-term *obligations*[4]	222.7	121.0	--	343.7
Total	**1218.7**	**423.7**	**82.0**	**1724.4**

(1) Operating leases are the leases of FPSOs.

(2) Consists principally of the purchase of flowlines, pipelines and wellheads in OML126 and OPL225, and pipelines related to the replacement FPSO in OML123 and OML124.

(3) These commitments are defined in the PSCs for the JDZ blocks, OPL291 and Cameroon.

(4) Consists principally of obligations related to three long term rig charters and one barge charter.

Purchase obligation, Exploration obligations and Other long-term obligations are capital costs in nature and will be met out of current operating activities.

CONTINGENT LIABILITIES

Following the acquisition of the Iris and Thermis permits in Gabon contingent commitments arose to pay $0.75 million in the event of a commercial discovery during the second, third or any subsequent exploration period and $0.75 million following the granting of an exploitation license by the Republic of Gabon.

ASSET RETIREMENT OBLIGATION

The following table shows the asset retirement obligation for each country Addax Petroleum operates in. In accordance with the licences Addax Petroleum is required to fund the restoration of the production site once extraction is completed.

Asset retirement obligations	As at	
($ millions)	31-Dec 2006	31-Dec 2005
Asset retirement obligations		
Nigera	**27.2**	25.3
Gabon	**20.0**	--
Total Asset retirement obligations	**47.2**	25.3

Addax Petroleum expects to fund its obligations and committed capital investments from a combination of cash flow and drawings from the new senior secured revolving debt facility.

RISK MANAGEMENT

Addax Petroleum is exposed to several operational risks inherent in exploring, developing, producing and marketing crude oil and natural gas. These inherent risks include: economic risk of finding and producing reserves at a reasonable cost; cost of capital risk associated with securing the needed capital to carry out Addax Petroleum's operations; risk of fluctuating foreign exchange rates; risk of carrying out operations with minimal environment impact; risk of governmental policies, social instability or other political, economic or diplomatic developments in its international operations; and non-performance by counterparties to contracts.

Addax Petroleum has published its assessment of its business risks in the Risk factors section of its Annual Information Form dated March 20, 2007 (which is available at www.sedar.com). The principal risk of Addax Petroleum remains the fluctuation of oil prices which are affected by world politics, demand and future reserves available.

Addax Petroleum is aware it has an increased leverage and reviews its use of available facilities considering future capital expenditure, expected returns in production and oil price trends, to ensure that the required repayments can be made.

Addax Petroleum utilizes various financial instruments to manage its commodity prices, foreign currency and interest rate exposures. These financial instruments are not used for trading or speculative purposes. Currently Addax Petroleum holds a foreign exchange forward contract to manage its exposure to foreign currency risk with respect to the Swiss franc against the US dollar. There are no liquidity risks associated with this instrument. Gains or losses on foreign exchange forward contracts are included in other interest and finance charges. Addax Petroleum does not consider changes in the exchange rate between CDN$ and US$ as significant given the low number of transactions denominated in CDN$ and does therefore not mitigate this risk with financial instruments.

Addax Petroleum has no immediate plans to put in place other hedges or financial instruments and does not hedge against any of its production. Addax Petroleum's current position with respect to its financial instruments is detailed in note 8 to the consolidated financial statements. The arrangements and policies concerning Addax Petroleum's financial instruments are under constant review and may change depending upon prevailing market conditions.

Addax Petroleum has direct responsibility for Health, Safety, Security and Environment (HSSE) in its Nigerian, Gabonese and Cameroonian operated properties. Addax Petroleum focuses on proactive community development for stable operations, accident prevention, monitors operational compliance and advises management on statutory and industry requirements. Addax Petroleum is developing and implementing HSSE policies in respect of its operations. These HSSE policies are an important part of the responsibilities of Addax Petroleum's managers and significantly influence the operations of Addax Petroleum. Addax Petroleum requires all employees and contractors to comply with HSSE policies. The HSSE policies are codified in Addax Petroleum's HSSE manual, which define individual HSSE responsibilities and suggests ways to promote and support a safe, stable and healthy environment.

Addax Petroleum circulates the manual to employees in all locations and managers regularly discuss the policies with staff at periodic safety meetings. Addax has a dedicated corporate HSSE Department working closely with HSSE managers and representatives in Nigeria, Gabon and as part of the team in Kurdistan. The manager of the Global HSSE department reports directly to the Chief Operations Officer and is a member of the management committee, which meets regularly to discuss and direct Addax Petroleum's activities. The HSSE policy of Addax Petroleum emphasizes leadership, commitment and training, risk management, healthy and safe operations, environmental protection, community relations and incident response planning.

OFF-BALANCE SHEET ARRANGEMENTS

Addax Petroleum has no off-balance sheet arrangements that would have a material adverse effect on our liquidity, consolidated financial position or results of operations. Operating leases are used in the normal course of business as disclosed in Contractual Obligations and Commitments. At December 31, 2006 there was outstanding letters of credit amounting to $123.0 million supported by credit facility of $1.0 billion.

SUBSEQUENT EVENTS

In January 2007 Addax Petroleum entered into a 5-year, $1.5 billion senior secured reducing revolving debt facility with BNP Paribas, Natixis and Standard Chartered Bank which will be used to re-finance the existing bridge facility. At December 31, 2006, the amount outstanding under the former bridge facility was $830 million and was due to be renewed on August 30, 2007.

Subsequent to year end, Addax Petroleum signed a deep water rig lease contract for future drilling in the Joint Development and OPL291 zones. Long-term commitments on this contract will be $71 million.

SHAREHOLDERS' EQUITY AND OUTSTANDING SHARE DATA

Outstanding Share Data	Reporting Date	Three months ended		Year ended	
	20-Mar	**31-Dec**	30-Sep	**31-Dec**	31-Dec
(millions)	**2007**	**2006**	2006	**2006**	2005
Common Shares Outstanding					
Beginning of period	155.1	155.1	140.1	**117.0**	117.0
Issued	0.01	0.03	15.0	**38.1**	--
End of Period	155.1	155.1	155.1	**155.1**	117.0
Weighted average common shares outstanding	**155.1**	**155.1**	148.0	**142.9**	117.0

As at December 31, 2006, Addax Petroleum had no stock options outstanding or any other security convertible into common shares.

In February 2006, Addax Petroleum completed the IPO. The IPO resulted in 23,100,000 common shares being issued.

In August 2006, Addax Petroleum offered and distributed subscription receipts in a second public offering. On September 6, 2006 these subscription receipts were converted to common shares in Addax Petroleum. This offering together with the exercised over-allotment option, resulted in 14,750,000 common shares being issued.

This transaction was used to fund a portion of the acquisition of the PanAfrican companies and has been discussed in more detail in the Liquidity and Capital Resource section of this report. Dividends of CDN $0.10 per share were paid by APNV in 2006. Holders of subscription receipts on the record date and the over-allotment holders were entitled to receive the dividend for each subscription receipt held.

On August 1, 2006, 12,425 common shares were issued to directors for fees for services in lieu of cash as part of ongoing director's compensation program. The fair value of the common shares issued was $321,390, based on the trading price of the common shares on the date of issue. This cost has been included in directors' fees in the income statement.

On August 31, 2006, Addax Petroleum awarded 602,429 common shares to current employees and directors as part of a new long-term incentive plan. These share vest as follows: one third on the grant date, one third one year after the grant date and one third two years after the grant date. The fair value of the common shares granted was $14,630,937, based on the trading price of the common shares on the date of grant, and is amortized over the vesting period

The public offerings and share swap program during 2006 have diluted the holding of AOG. As at December 31, 2006 AOG's interest in Addax Petroleum stood at 41.5%. Although AOG no longer has majority control over Addax Petroleum, it remains the largest shareholder.

During Q1 2007, 11,974 common shares were issued to directors for fees for services in lieu of cash as part of ongoing director's compensation program.

CRITICAL ACCOUNTING ESTIMATES

The consolidated financial statements include the accounts of Addax and all of its subsidiaries. The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP").

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses arising during the reporting period. Actual results could differ from these estimates and the differences could be material. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized prospectively.

In particular, the amounts recorded for depletion and depreciation of property, plant and equipment, the provision for asset retirement obligations and the test for impairment of PPE are based on estimates of proved reserves, production rates, oil and gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements of changes in such estimates in future years could be significant.

NEW ACCOUNTING PRONOUNCEMENTS

In an effort to harmonize Canadian GAAP with US GAAP, the Canadian Accounting Standards Board (the "AcSB") has issued standards relating to:

- Comprehensive Income;
- Financial Instruments — Recognition and Measurement; and
- Hedges.

Under these new standards, all financial assets should be measured at fair value with the exception of loans, receivables and investments that are intended to be held to maturity and certain equity investments, which should be measured at cost. Similarly, all financial liabilities should be measured at fair value when they are held for trading or they are derivatives.

Gains and losses on financial instruments measured at fair value will be recognized in the income statement in the periods they arise with the exception of gains and losses arising from:

- financial assets held for sale, for which unrealized gains and losses are deferred in other comprehensive income until sold or impaired; and
- certain financial instruments that qualify for hedge accounting.

Other comprehensive income comprises revenues, expenses and gains and losses that are recognized in comprehensive income, but are excluded from net income. Unrealized gains and losses on qualifying hedging instruments, translation of self-sustaining foreign operations, and unrealized gains or losses on financial instruments held for sale will be included in other comprehensive income and reclassified to net income when realized. Comprehensive income and its components will be a required disclosure under the new standards.

These new standards are effective for fiscal years beginning on or after October 1, 2006 and early adoption is permitted. Addax will adopt in 1Q07, adoption of these standards is not expected to have a material effect on Company's results of operations or financial position.

DISCLOSURE CONTROLS AND PROCEDURES

As of December 31, 2006, an evaluation was carried out under the supervision of, and with the participation of the company's management including the Chief Executive Officer and the Chief Financial Officer, of the design and effectiveness of Addax Petroleum's disclosure controls and procedures. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the design and operation of Addax Petroleum's disclosure controls and procedures were effective as at December 31, 2006, to provide reasonable assurance that material information relating to Addax Petroleum and its consolidated subsidiaries is made known to them by others within those entities. Various opportunities to improve the design and operation of the Disclosure Controls and Procedures have been identified and approved by management. The actions necessary to implement these opportunities have been identified and will be implemented in 2007. These improvement opportunities do not affect the conclusions of the Chief Executive Officer and the Chief Financial Officer described above.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

As of December 31, 2006, an evaluation was carried out under the supervision of, and with the participation of the company's management including the Chief Executive Officer and the Chief Financial Officer, of the design of Addax Petroleum's internal control over financial reporting. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the design of internal control over financial reporting was appropriate as at December 31, 2006, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. Various opportunities to improve the design and operation of internal control over financial reporting have been identified and approved by management. The actions necessary to implement these opportunities have been identified and will be implemented in 2007. These improvement opportunities do not affect the conclusions of the Chief Executive Officer and the Chief Financial Officer described above.

Addax acquired PanAfrican as of September 7, 2006. Since the acquisition, Addax has made significant changes to the internal controls over financial reporting associated with the former PanAfrican operations including: the transfer of financial management activities to Geneva, the closure of the former Jersey office of PanAfrican, the appointment of new senior management based in Gabon and re-definition of certain business processes. There have been no other changes in Addax Petroleum's internal control over financial reporting during the quarter ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, Addax Petroleum's internal control over financial reporting.

TRANSACTIONS WITH RELATED PARTIES

Addax Petroleum has entered into no new transactions with related parties during this quarter. The ongoing transactions with AOG remain as noted below:

- Antan Crude Oil Supply Agreement, the Brass River Blend Crude Oil Supply Agreement and the Okwori Crude Oil Supply Agreement (collectively defined as the "Crude Oil Supply Agreements");
- Management Services Agreement;
- Bunkering Agreement;
- Agreement for Services of Jean Claude Gandur, effective January 1, 2006 between APS and AOG;
- Trademark Agreement;
- Non-Competition Agreement; and
- Share Transfer Agreement between a subsidiary of AOG and Addax Petroleum.

The following transactions took place between Addax Petroleum and AOG and its other subsidiary companies (as discussed further in Note 18 to the December 31, 2006 financial statements):

Related party Transactions	**Three months ended**		**Year ended**	
	31-Dec	30-Sep	**31-Dec**	31-Dec
($ millions)	**2006**	2006	**2006**	2005
Sales to Addax BV				
Nigeria	**308.4**	370.1	**1,208.2**	693.9
Gabon	**6.5**	--	**6.5**	--
Total	**314.9**	370.1	**1,214.7**	693.9

An amount of $960,000 is included in the income statement for the period for directors' compensation of which $300,000 has been paid in cash, and $322,000 has been paid in common shares of Addax Petroleum, the remaining balance was paid subsequent to year end.

All transactions with related parties are as set out in the individual agreements that are regularly reviewed by Addax Petroleum's management.

Crude Oil Supply Agreements

Addax B.V. ("ABV"), which is a subsidiary of AOG, is the sole marketer of Addax Petroleum's crude oil production under the Crude Oil Supply Agreements for the Nigerian crudes and Remboué, Gabon. All crude oil produced from OML123/124 and OML126 is sold to ABV on the same terms and conditions as with ABV's non-related customers. Some crude oil from Remboué field (acquired as part of the PanAfrican acquisition) is also sold to ABV. This is a continuation of trading prior to the PanAfrican acquisition and is on a non-related customer basis.

SUMMARY OF QUARTERLY RESULTS

The following is a summary of quarterly results for Addax Petroleum for the eight most recently completed quarters.

Quarterly Financial Information		**2006**				**2005**		
($ million unless otherwise stated)	**Q4**	**Q3**	**Q2**	**Q1**	**Q4**	**Q3**	**Q2**	**Q1**
Petroleum sales before royalties	**528.3**	583.9	522.4	394.2	378.5	385.7	257.8	197.1
Net income	**53.5**	75.2	57.9	56.5	38.1	85.6	53.5	28.9
Earnings per share ($/share)	**0.34**	0.51	0.41	0.44	0.33	0.73	0.46	0.25
Funds Flow From Operations	**214.9**	244.5	195.7	174.3	146.0	163.2	89.1	69.9
FFFO per share ($/share)	**1.39**	1.65	1.40	1.36	1.25	1.40	0.76	0.60
Weighted average number of shares outstanding (millions)	**155.1**	148.0	140.1	127.9	117.0	117.0	117.0	117.0
Capital expenditures, net of dispositions	**409.9**	214.1	229.2	245.5	105.4	117.0	69.4	89.7
Average working interest gross oil production (mbbls/day):								
Nigeria	**95.7**	89.1	79.9	80.4	74.8	74.2	62.3	49.3
Gabon	**12.4**	2.4	--	--	--	--	--	--
Total	**108.1**	**91.5**	79.9	80.4	74.8	74.2	62.3	49.3

The general upward trend over the eight quarters of increasing petroleum sales has resulted from a combination of increased production from OML123, increasing production from the commencement of sales from OML126 in Q2 2005 and increasing crude oil prices throughout the period.

The general upward trend of increasing net income over the eight quarters is due to increasing petroleum sales, partially offset by increasing operating costs, DD&A and taxes. In Q2 2005 and Q3 2005, Addax Petroleum benefited from tax incentives in OML126. From Q4 2006 onwards, Addax Petroleum no longer benefits from these tax incentives. Offsetting the increase in sales which in turn increased the net income, were increases in expenses for operating costs due to rate increases by oil service companies, DD&A increases due to additional production, increases in taxes and royalties due to increase in income, and increases in G&A and share-based compensation due to Addax Petroleum becoming a publicly quoted company in Q1 2006.

Petroleum Sales

The volume of crude oil sold by the Company per fiscal quarter in 2006 were 6.6 mmbbls, 7.7 mmbbls, 8.7mmbbls and 9.2 mbbls, respectively. The average sales price per quarter for 2006 was $59.65 per barrel, $68.13 per barrel, $69.20 per barrel and $58.0 per barrel, respectively. The reduction of crude price in Q4 2006 plus the postponement of the final December lifting on Okwori of 950 mbbls to January 2007 account for the decrease in Petroleum sales in Q4 2006.

Net Income

Net incomes by fiscal quarter for 2006 were $56.5 million, $57.9 million, $75.2 million and $53.5 million respectively. The reduction in Q4 2006 Net income is due from a combination of factors; a reduction in petroleum sales, lower crude oil prices, year-end bonus awards and increased depletion costs as a result of higher P1 reserves.

Funds Flow From Operations

Funds Flow From Operations by fiscal quarter for 2006 were $174.3 million, $195.7 million, $244.5 million and $214.9 million respectively. The steady increase in funds flow from operations over the first three quarters is due primarily to an increase in petroleum sales; the decrease in Q4 reflects lower net income. The capital expenditure in Q4 came from development & exploration of $163 million and acquisition fees for OPL291 of $68 million.

END